08004719

31 July, 2008

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

SEP 02 2008

Washington, DC
101

SUPPL

Re: Ping An Insurance (Group) Company of China, Ltd. Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-34809)

Ladies and Gentlemen:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "**Commission**") pursuant to subparagraph (1) (iii) of Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1) (iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86 755 8240 4515 or by fax at +86 755 8243 1019, or Mr. Gene Buttrill of DLA Piper Hong Kong by telephone at +852 2103 0811 or by fax at +852 2810 1345.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Very truly yours,

Yao Jun

(Enclosures)

[1] Documents for which an English version is available are denoted by an asterisk in Annex A.

dlo 9/4

1117167_3_HKMATTERS(US Filing - 2008 Q2)

Annex A

List of Documents Published, Filed or Distributed

1 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 May 2008 dated 18 June 2008*

2 Notice of extraordinary general meeting of the Company for 2008 dated 2 June 2008*

3 Reply slip for the extraordinary general meeting published on 30 May 2008*

4 Form of proxy for the extraordinary general meeting published on 30 May 2008*

5 Circular in Hong Kong in respect of the amendment to articles of association of the Company and notice of the extraordinary general meeting dated 2 June 2008*

6 Announcement in Hong Kong in respect of the resignation of joint company secretary and alternate authorized representative dated 30 May 2008*

7 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 April 2008 dated 19 May 2008*

8 Overseas Regulatory Announcement in Hong Kong in respect of the dividends distributed for the financial year 2007 dated 19 May 2008

9 Announcement in Hong Kong in respect of the voting results of the annual general meeting dated 13 May 2008*

10 Clarification announcement in Hong Kong in respect of speculations in relation to the re-financing plan reported in the PRC dated 8 May 2008*

11 Overseas Regulatory Announcement in Hong Kong in respect of 2008 first quarterly report dated 30 April 2008

12 Circular in Hong Kong in respect of the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 23 April 2008*

13 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 March 2008 dated 17 April 2008*

14 Announcement in Hong Kong in respect of the date of board meeting dated 17 April 2008*

15 Overseas Regulatory Announcement in Hong Kong in respect of clarification in relation to press reports regarding the remuneration of senior management dated 9 April 2008

16 Announcement in Hong Kong in respect of supplementary notice of annual general meeting dated 11 April 2008*

17 Revised form of proxy for the annual general meeting held on 13 May 2008 published on 10 April 2008*

18 Announcement in Hong Kong in respect of the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 2 April 2008*

19 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 May 2008 dated 18 June 2008

20 Announcement in Shanghai in respect of the results of 20th meeting of the seventh board of directors and notice of second extraordinary general meeting dated 30 May 2008

21 Announcement in Shanghai in respect of the announcement published on the H share market regarding the resignation of joint company secretary and alternate authorized representative dated 30 May 2008

22 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 April 2008 dated 19 May 2008

23 Announcement in Shanghai in respect of the dividends distributed for the financial year 2007 dated 19 May 2008

24 Announcement in Shanghai in respect of the results of annual general meeting dated 13 May 2008

25 Legal opinion in relation to annual general meeting dated 13 May 2008 released in Shanghai

26 Clarification announcement in Shanghai in respect of speculations in relation to the re-financing plan reported in the PRC dated 9 May 2008

27 Announcement in Shanghai in respect of 2008 first quarterly results dated 29 April 2008

28 Announcement in Shanghai in respect of the circular published on the H share market regarding the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 23 April 2008

29 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 March 2008 dated 18 April 2008

30 Announcement in Shanghai in respect of the announcement published on the H share market regarding the date of board meeting dated 17 April 2008

31 Announcement in Shanghai in respect of the supplementary notice of annual general meeting dated 11 April 2008

32 Clarification announcement in Shanghai in respect of press reports regarding in relation to the remuneration of senior managements dated 9 April 2008

33 Announcement in Shanghai in respect of the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 3 April 2008*

Annex B

Brief Descriptions of Documents with No English Language Version, Translation or Summary

1 Overseas Regulatory Announcement in Hong Kong in respect of the dividends distributed for the financial year 2007 dated 19 May 2008

2 Overseas Regulatory Announcement in Hong Kong in respect of 2008 first quarterly report dated 30 April 2008

3 Overseas Regulatory Announcement in Hong Kong in respect of clarification in relation to press reports regarding the remuneration of senior management dated 9 April 2008

4 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 May 2008 dated 18 June 2008

5 Announcement in Shanghai in respect of the results of 20th meeting of the seventh board of directors and notice of second extraordinary general meeting dated 30 May 2008

6 Announcement in Shanghai in respect of the announcement published on the H share market regarding the resignation of joint company secretary and alternate authorized representative dated 30 May 2008

7 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 April 2008 dated 19 May 2008

8 Announcement in Shanghai in respect of the dividends distributed for the financial year 2007 dated 19 May 2008

9 Announcement in Shanghai in respect of the results of annual general meeting dated 13 May 2008

10 Legal opinion in relation to annual general meeting dated 13 May 2008 released in Shanghai

11 Clarification announcement in Shanghai in respect of speculations in relation to the re-financing plan reported in PRC dated 9 May 2008

12 Announcement in Shanghai in respect of the 2008 first quarterly results dated 29 April 2008

13 Announcement in Shanghai in respect of the circular published on the H share market regarding the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 23 April 2008

14 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 March 2008 dated 18 April 2008

15 Announcement in Shanghai in respect of the announcement published on the H share market regarding the date of board meeting dated 17 April 2008

16 Announcement in Shanghai in respect of the supplementary notice of annual general meeting dated 11 April 2008

17 Clarification announcement in Shanghai in respect of press reports in relation to the remuneration of senior managements dated 9 April 2008

18 Announcement in Shanghai in respect of the discloseable transaction in relation to the acquisition of an interest in Fortis Investment Management NV/SA dated 3 April 2008

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to May 31, 2008 were RMB44,517.39 million, RMB12,042.88 million, RMB6.31 million and RMB566.03 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, June 18, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") for 2008 will be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolution:

AS SPECIAL RESOLUTION

To consider and approve the amendment to the articles of association of the Company (the "**Articles of Association**") as follows:

"**THAT** Article 13 of the Articles of Association be deleted in its entirety and substituting therefore the following new Article 13:

Article13 The business scope of the Company shall be in accordance with the items approved by the registration authority with which the Company is registered.

The business scope of the Company shall include:

(1) Investment in financial and insurance enterprises;

(2) Supervising and managing various kinds of domestic and international businesses of the investment enterprises held;

(3) Developing business in the application of insurance funds;

(4) Other businesses approved by the China Insurance Regulatory Commission and the relevant national governmental authorities."

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
June 2, 2008

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Notes:

1. According to the Articles of Association of the Company, the resolution will be determined by poll.

2. In order to determine the list of shareholders who are entitled to attend the EGM, the registers of holders of H Shares of the Company will be closed from Tuesday, June 17, 2008 to Thursday, July 17, 2008, both days inclusive, during which period no transfer of H Shares will be effected. Holders of the Company's H Shares whose names appear on the register of members on Tuesday, June 17, 2008 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, June 16, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, June 27, 2008 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Extraordinary General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We [(Note 1)] ____

of ____

being the registered holder(s) of [(Note 2)] ____________________ A Shares/H Shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the extraordinary general meeting of the Company to be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ 2008 Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (A Shares or H Shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Friday, June 27, 2008 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86) 400 8866 338, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
保险·银行·投资 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Extraordinary General Meeting to be held on Thursday, July 17, 2008

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ____________ A Shares/H Shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** *(Note 3)* or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolution as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below *(Note 4)*.

SPECIAL RESOLUTION	For *(Note 4)*	Against *(Note 4)*	Abstention *(Note 4)*
To consider and approve the amendment to the articles of association of the Company.			

Date: ____________ 2008 Signature(s) *(Note 5)*: ____________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (A Shares or H Shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN IN A RESOLUTION, TICK IN THE BOX MARKED "ABSTENTION".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H Share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

AMENDMENT TO ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting ("EGM") to be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC is set out on pages 5 to 6 of this circular.

A form of proxy for use at the EGM is enclosed and is also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.pingan.com.cn). Whether or not you intend to attend the EGM, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, June 27, 2008 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

June 2, 2008

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"A Shares"	Shares which are listed on the Shanghai Stock Exchange of the PRC
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the board of Directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability, the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange
"Directors"	the directors of the Company
"EGM"	the second extraordinary general meeting of the Company for 2008 to be held at 10:00 a.m. on July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC
"H Shares"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China, but for the purposes of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company
"Shareholders"	holders of Share(s)

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Clive Bannister
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su
Xia Liping

Registered office:
Ping An Building
Ba Gua No.3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

June 2, 2008

To the Shareholders

Dear Sir or Madam,

AMENDMENT TO ARTICLES OF ASSOCIATION AND NOTICE OF EXTRAORDINARY GENERAL MEETING

A. INTRODUCTION

The Directors proposed to make amendment to the Articles of Association which is subject to Shareholders' approval at the EGM. The purpose of this circular is to give you further information in relation to the proposed amendment.

B. AMENDMENT TO ARTICLES OF ASSOCIATION

Since the Company, as the holding company of the Group, does not carry out substantive insurance business, the Board proposes to amend the scope of business as set out in Article 13 of the Articles of Association (the "**Proposed Amendment**").

The existing Article 13 of the Articles of Association reads:

Article 13 The business scope of the Company shall be in accordance with the items approved by the registration authority with which the Company is registered.

The business scope of the Company shall include:

(1) Investment in insurance enterprises;

(2) Supervising and managing various kinds of domestic and international businesses of the investment enterprises held;

(3) Developing business in the application of insurance funds;

(4) Approved domestic and international insurance business;

(5) Other businesses approved by the China Insurance Regulatory Commission and the relevant national governmental authorities.

The Proposed Amendments are as follows:

Article 13 The business scope of the Company shall be in accordance with the items approved by the registration authority with which the Company is registered.

The business scope of the Company shall include:

(1) Investment in financial and insurance enterprises;

(2) Supervising and managing various kinds of domestic and international businesses of the investment enterprises held;

(3) Developing business in the application of insurance funds;

(4) Other businesses approved by the China Insurance Regulatory Commission and the relevant national governmental authorities.

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of special resolution at the EGM.

C. EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC is set out on pages 5 to 6 of this circular.

In order to determine the list of shareholders who are entitled to attend the EGM, the register of holders of H Shares of the Company will be closed from Tuesday, June 17, 2008 to Thursday, July 17, 2008, both days inclusive, during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the register of members on Tuesday, June 17, 2008 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, June 16, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

A form of proxy for use at the EGM is enclosed and is also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.pingan.com.cn). Whether or not you intend to attend the EGM, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, June 27, 2008 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

D. VOTING BY POLL AT THE EXTRAORDINARY GENERAL MEETING

According to the Articles of Association, resolutions at a shareholders' meeting in general shall be determined by poll.

E. RECOMMENDATION

The Directors believe that the special resolution in relation to the Proposed Amendment is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of the relevant resolution to be proposed at the EGM as set out in the notice of EGM.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") for 2008 will be held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolution:

AS SPECIAL RESOLUTION

To consider and approve the amendment to the articles of association of the Company (the "**Articles of Association**") as follows:

"**THAT** Article 13 of the Articles of Association be deleted in its entirety and substituting therefore the following new Article 13:

Article 13 The business scope of the Company shall be in accordance with the items approved by the registration authority with which the Company is registered.

The business scope of the Company shall include:

(1) Investment in financial and insurance enterprises;

(2) Supervising and managing various kinds of domestic and international businesses of the investment enterprises held;

(3) Developing business in the application of insurance funds;

(4) Other businesses approved by the China Insurance Regulatory Commission and the relevant national governmental authorities."

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
June 2, 2008

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

Notes:

1. According to the Articles of Association of the Company, the resolution will be determined by poll.

2. In order to determine the list of shareholders who are entitled to attend the EGM, the registers of holders of H Shares of the Company will be closed from Tuesday, June 17, 2008 to Thursday, July 17, 2008, both days inclusive, during which period no transfer of H Shares will be effected. Holders of the Company's H Shares whose names appear on the register of members on Tuesday, June 17, 2008 are entitled to attend the meeting. In order to attend and vote at the meeting, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, June 16, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, June 27, 2008 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

RESIGNATION OF JOINT COMPANY SECRETARY AND ALTERNATE AUTHORIZED REPRESENTATIVE

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") hereby announces that Mrs Seng Sze Ka Mee, Natalia ("Mrs Seng") resigned as the Joint Company Secretary and Alternate Authorized Representative of the Company with effect from 30 May 2008. Mrs Seng's resignation is due to the fact that Mr Yao Jun, a Joint Company Secretary of the Company, has now possessed the qualification as stipulated in Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Board would like to express its gratitude for the contributions that Mrs Seng has made to the Company during her term of service and confirm that there is no other matter in relation to her resignation that has to be brought to the attention of the shareholders of the Company.

The Board also announces that following the resignation of Mrs Seng as the Joint Company Secretary of the Company, Mr Yao Jun continues his role as Company Secretary of the Company.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, 30 May 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to April 30, 2008 were RMB35,100.19 million, RMB9,879.29 million, RMB4.83 million and RMB556.55million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, May 19, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年5月19日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中國平安保險（集團）股份有限公司
2007年度分紅派息公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- 每股派發現金紅利：人民幣0.50元（含稅）
- 每股派發現金紅利：人民幣0.45元（稅後）
- 股權登記日：2008年5月22日
- 除息日：2008年5月23日
- 紅利發放日：2008年5月27日

一、本公司2007年度利潤分配方案已經於2008年5月13日召開的本公司2007年年度股東大會審議通過。

二、分紅派息方案：

本次分紅派息以本公司總股本7,345,053,334股為基數，向全體股東派發2007年年度末期股息，每股派發現金紅利人民幣0.50元，共計人民幣3,672,526,667元。其餘未分配利潤結轉至2008年度。

根據國家有關稅法規定，A股自然人股東的現金紅利由本公司按10%的稅率代扣代繳個人所得稅，稅後實際派發現金紅利每股人民幣0.45元；A股法人股東及機構投資者的現金紅利所得稅自行繳納，實際派發現金紅利每股稅前人民幣0.50元。

三、分紅派息具體實施日期

股權登記日：2008年5月22日

除息日：2008年5月23日

紅利發放日：2008年5月27日

四、分紅派息對象

截至2008年5月22日15:00時上海證券交易所收市後，在中國證券登記結算有限責任公司上海分公司登記在冊的本公司全體A股股東。

五、分紅派息的實施辦法

有限售條件A股股東的現金紅利由本公司直接發放。

無限售條件A股股東的現金紅利委托中國證券登記結算有限責任公司上海分公司通過其資金清算系統向股權登記日登記在冊並在上海證券交易所各會員單位辦理了指定交易的股東派發。已辦理全面指定交易的投資者可於紅利發放日在其指定的證券營業部領取現金紅利，未辦理指定交易的股東紅利暫由中國證券登記結算有限責任公司上海分公司保管，待辦理指定交易後再進行派發。

H股股東的現金紅利發放不適用本公告。

六、諮詢聯繫方式

聯繫電話：4008866338-623215/622101
聯繫傳真：0755-82431019/82431029
聯繫電郵：IR@pingan.com.cn

七、備查文件

本公司2007年年度股東大會決議及公告。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年5月19日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON TUESDAY, MAY 13, 2008

The board of directors (the "**Board of Directors**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the annual general meeting of the Company for the year 2007 (the "**AGM**") was held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC. The number of issued shares of the Company as at the date of the AGM was 7,345,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM.

The shareholders and authorized proxies holding an aggregate of 4,903,099,585 shares, representing 66.7538% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Ma Mingzhe, Chairman of the Board of Directors and Chief Executive Officer of the Company. In accordance with the Articles of Association of the Company, voting in respect of all the resolutions was conducted by way of poll. Computershare Hong Kong Investor Services Limited, the Company's H share Registrar, was appointed by the Company as the scrutineer for the vote-taking whereas King and Wood was appointed as the witnessing lawyer at the AGM.

Save for resolution no. 12 in respect of which HSBC Insurance Holdings Limited, the Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") and HSBC CCF Financial Products (France) SNC ("**HSBC CCF**") and their respective associates abstained from voting, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. To the best knowledge, information and belief of the directors of the Company, other than HSBC Insurance Holdings Limited, HSBC and HSBC CCF, which held 618,886,334 shares (approximately 8.43%), 614,099,279 shares (approximately 8.36%) and 884,775 shares (approximately 0.012%) of the issued share capital of the Company respectively as at the date of the AGM and were required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Company's Articles of Association to refrain from voting on resolution no. 12, no other shareholder has a material interest in the matters considered at the AGM and is required to abstain from voting at the AGM.

All resolutions as set out in the notice of the AGM were duly passed. The poll results in respect of the resolutions proposed at the AGM were as follows:

ORDINARY RESOLUTIONS		Number of Shares (%)			
		For	Against	Abstain	Total Votes
1.	To consider and approve the report of the Board of Directors for the year ended December 31, 2007.	4,868,174,655 (99.85118%)	7,253,000 (0.14877%)	2,600 (0.00005%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
2.	To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.	4,868,174,655 (99.85118%)	7,253,000 (0.14877%)	2,600 (0.00005%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
3.	To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.	4,868,160,555 (99.85089%)	7,253,000 (0.14877%)	16,700 (0.00034%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
4.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.	4,868,161,655 (99.85091%)	7,253,000 (0.14877%)	15,700 (0.00032%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
5.	To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.	4,896,130,085 (99.85786%)	6,953,800 (0.14182%)	15,700 (0.00032%)	4,903,099,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
6.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.	4,896,132,785 (99.85794%)	6,947,500 (0.14170%)	17,800 (0.00036%)	4,903,098,085 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				

7.	To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.	4,893,857,405 (99.83665%)	7,830,980 (0.15976%)	176,200 (0.00359%)	4,901,864,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
8.	To consider the "Report on the Performance of Independent Non-executive Directors".	4,895,829,385 (99.85172%)	7,253,500 (0.14794%)	16,700 (0.00034%)	4,903,099,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
9.	To consider the "Report on the Use of Proceeds of the Funds Raised Previously".	4,895,791,885 (99.85116%)	7,281,000 (0.14850%)	16,700 (0.00034%)	4,903,089,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
10.	To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time.	4,704,236,062 (96.16981%)	187,340,616 (3.82985%)	16,700 (0.00034%)	4,891,593,378 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
	SPECIAL RESOLUTION				
11.	To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.	4,723,017,316 (96.57034%)	167,732,362 (3.42958%)	3,700 (0.00008%)	4,890,753,378 (100%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.				

	ORDINARY RESOLUTION				
12.	To authorize the chairman and the secretary of the board of directors of the Company to renew annually thereafter the liability insurance for the Company's directors, supervisors and senior management on the basis that the insurance coverage remains substantially unchanged and the insured sum does not exceed the original amount, and to execute all necessary legal documents and to make any appropriate disclosure if necessary.	3,419,812,315 (93.25307%)	247,397,057 (6.74614%)	29,100 (0.00079%)	3,667,238,472 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Company is pleased to announce that Mr. Clive Bannister was appointed as a non-executive director of the Company on May 13, 2008 after approval by shareholders at the AGM. The qualification of Mr. Bannister's appointment was also approved by the China Insurance Regulatory Commission on April 17, 2008. The particulars of Mr. Bannister are set out below:

Mr. Clive Bannister, 49, has been the Group Managing Director of Insurance of HSBC Holdings plc since November 2006. Mr. Bannister was appointed as the General Manager and Chief Executive responsible for Private Banking of HSBC Holdings plc from July 2001 to November 2006. Mr. Bannister was appointed as the Chief Executive of Private Banking of HSBC Holdings plc from June 1998 to May 2001. During the period, Mr. Bannister was appointed as director of HSBC Insurance Holdings Limited, the chairman of HSBC Private Bank (UK) Limited and HSBC Private Bank (Monaco) Limited, director of HSBC Guyerzeller Bank AG Switzerland, HSBC Private Bank (Suisse) SA, HSBC Private Bank (France) and HSBC Private Bank (Suisse) Holdings AG. In 1998, Mr. Bannister also acted as Special Adviser to the HSBC group's Chairman, developing strategies for HSBC. Between 1996 and 1998, Mr. Bannister was Head of Investment Banking and Deputy CEO of HSBC Securities Inc in New York, overseeing debt and equity securities business in the Americas and worked as Director, Head of Planning and Strategy of HSBC Investment Banking. Prior to joining HSBC Holdings plc in 1994, Mr. Bannister was a partner in the financial consulting practice of Booz Allen & Hamilton. He obtained a master degree in Politics, Philosophy and Economics from Exeter College, Oxford University in 1982.

Mr. Bannister will hold office as a non-executive Director until the expiry of the term of the existing Board. Mr. Bannister will not receive a Directors' fee. Save as disclosed above, he does not have any relationship with other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Bannister does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information which is discloseable nor is/was Mr. Bannister involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Anthony Philip Hope resigned as non-executive director of the Company, as well as a member of the audit committee and remuneration committee. Mr. Hope has confirmed that he has no disagreement with the Board of Directors and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to thank Mr. Hope for his valuable contribution to the Company during his tenure of office.

As approved by the Board of Directors, Mr. Ng Sing Yip, a non-executive director of the Company, and Mr. Bannister were appointed as a member of the audit committee and a member of the remuneration committee, respectively, in place of Mr. Hope from the date of resignation of Mr. Hope.

PAYMENT OF 2007 FINAL DIVIDEND

The Board of Directors wishes to inform shareholders of the details of the payment of the final dividend for the year ended December 31, 2007 as follows:

The Company will pay a final dividend of RMB0.50 per share (equivalent to HK$0.5575 per share) (inclusive of applicable tax) for the year ended December 31, 2007. The payment shall be made to holders of H shares whose names appeared on the H share register of members of the Company on May 13, 2008. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.00 equivalent to HK$1.1149). Information regarding the payment of final dividend to holders of A shares will be separately announced by the Company in the PRC.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "**Receiving Agent**") and will pay to such Receiving Agent the final dividend declared for the year ended December 31, 2007 for payment to holders of H shares. The final dividend for the year ended December 31, 2007 will be paid by the Receiving Agent and relevant cheques will be dispatched on or before May 27, 2008 to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, May 13, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON TUESDAY, MAY 13, 2008

The board of directors (the "**Board of Directors**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the annual general meeting of the Company for the year 2007 (the "**AGM**") was held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC. The number of issued shares of the Company as at the date of the AGM was 7,345,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM.

The shareholders and authorized proxies holding an aggregate of 4,903,099,585 shares, representing 66.7538% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Ma Mingzhe, Chairman of the Board of Directors and Chief Executive Officer of the Company. In accordance with the Articles of Association of the Company, voting in respect of all the resolutions was conducted by way of poll. Computershare Hong Kong Investor Services Limited, the Company's H share Registrar, was appointed by the Company as the scrutineer for the vote-taking whereas King and Wood was appointed as the witnessing lawyer at the AGM.

Save for resolution no. 12 in respect of which HSBC Insurance Holdings Limited, the Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") and HSBC CCF Financial Products (France) SNC ("**HSBC CCF**") and their respective associates abstained from voting, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. To the best knowledge, information and belief of the directors of the Company, other than HSBC Insurance Holdings Limited, HSBC and HSBC CCF, which held 618,886,334 shares (approximately 8.43%), 614,099,279 shares (approximately 8.36%) and 884,775 shares (approximately 0.012%) of the issued share capital of the Company respectively as at the date of the AGM and were required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Company's Articles of Association to refrain from voting on resolution no. 12, no other shareholder has a material interest in the matters considered at the AGM and is required to abstain from voting at the AGM.

All resolutions as set out in the notice of the AGM were duly passed. The poll results in respect of the resolutions proposed at the AGM were as follows:

ORDINARY RESOLUTIONS		Number of Shares (%)			
		For	Against	Abstain	Total Votes
1.	To consider and approve the report of the Board of Directors for the year ended December 31, 2007.	4,868,174,655 (99.85118%)	7,253,000 (0.14877%)	2,600 (0.00005%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
2.	To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.	4,868,174,655 (99.85118%)	7,253,000 (0.14877%)	2,600 (0.00005%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
3.	To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.	4,868,160,555 (99.85089%)	7,253,000 (0.14877%)	16,700 (0.00034%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
4.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.	4,868,161,655 (99.85091%)	7,253,000 (0.14877%)	15,700 (0.00032%)	4,875,430,255 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
5.	To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.	4,896,130,085 (99.85786%)	6,953,800 (0.14182%)	15,700 (0.00032%)	4,903,099,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
6.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.	4,896,132,785 (99.85794%)	6,947,500 (0.14170%)	17,800 (0.00036%)	4,903,098,085 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				

7.	To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.	4,893,857,405 (99.83665%)	7,830,980 (0.15976%)	176,200 (0.00359%)	4,901,864,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
8.	To consider the "Report on the Performance of Independent Non-executive Directors".	4,895,829,385 (99.85172%)	7,253,500 (0.14794%)	16,700 (0.00034%)	4,903,099,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
9.	To consider the "Report on the Use of Proceeds of the Funds Raised Previously".	4,895,791,885 (99.85116%)	7,281,000 (0.14850%)	16,700 (0.00034%)	4,903,089,585 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
10.	To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time.	4,704,236,062 (96.16981%)	187,340,616 (3.82985%)	16,700 (0.00034%)	4,891,593,378 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				
	SPECIAL RESOLUTION				
11.	To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.	4,723,017,316 (96.57034%)	167,732,362 (3.42958%)	3,700 (0.00008%)	4,890,753,378 (100%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.				

	ORDINARY RESOLUTION				
12.	To authorize the chairman and the secretary of the board of directors of the Company to renew annually thereafter the liability insurance for the Company's directors, supervisors and senior management on the basis that the insurance coverage remains substantially unchanged and the insured sum does not exceed the original amount, and to execute all necessary legal documents and to make any appropriate disclosure if necessary.	3,419,812,315 (93.25307%)	247,397,057 (6.74614%)	29,100 (0.00079%)	3,667,238,472 (100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.				

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Company is pleased to announce that Mr. Clive Bannister was appointed as a non-executive director of the Company on May 13, 2008 after approval by shareholders at the AGM. The qualification of Mr. Bannister's appointment was also approved by the China Insurance Regulatory Commission on April 17, 2008. The particulars of Mr. Bannister are set out below:

Mr. Clive Bannister, 49, has been the Group Managing Director of Insurance of HSBC Holdings plc since November 2006. Mr. Bannister was appointed as the General Manager and Chief Executive responsible for Private Banking of HSBC Holdings plc from July 2001 to November 2006. Mr. Bannister was appointed as the Chief Executive of Private Banking of HSBC Holdings plc from June 1998 to May 2001. During the period, Mr. Bannister was appointed as director of HSBC Insurance Holdings Limited, the chairman of HSBC Private Bank (UK) Limited and HSBC Private Bank (Monaco) Limited, director of HSBC Guyerzeller Bank AG Switzerland, HSBC Private Bank (Suisse) SA, HSBC Private Bank (France) and HSBC Private Bank (Suisse) Holdings AG. In 1998, Mr. Bannister also acted as Special Adviser to the HSBC group's Chairman, developing strategies for HSBC. Between 1996 and 1998, Mr. Bannister was Head of Investment Banking and Deputy CEO of HSBC Securities Inc in New York, overseeing debt and equity securities business in the Americas and worked as Director, Head of Planning and Strategy of HSBC Investment Banking. Prior to joining HSBC Holdings plc in 1994, Mr. Bannister was a partner in the financial consulting practice of Booz Allen & Hamilton. He obtained a master degree in Politics, Philosophy and Economics from Exeter College, Oxford University in 1982.

Mr. Bannister will hold office as a non-executive Director until the expiry of the term of the existing Board. Mr. Bannister will not receive a Directors' fee. Save as disclosed above, he does not have any relationship with other directors, supervisors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Bannister does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information which is discloseable nor is/was Mr. Bannister involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Anthony Philip Hope resigned as non-executive director of the Company, as well as a member of the audit committee and remuneration committee. Mr. Hope has confirmed that he has no disagreement with the Board of Directors and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to thank Mr. Hope for his valuable contribution to the Company during his tenure of office.

As approved by the Board of Directors, Mr. Ng Sing Yip, a non-executive director of the Company, and Mr. Bannister were appointed as a member of the audit committee and a member of the remuneration committee, respectively, in place of Mr. Hope from the date of resignation of Mr. Hope.

PAYMENT OF 2007 FINAL DIVIDEND

The Board of Directors wishes to inform shareholders of the details of the payment of the final dividend for the year ended December 31, 2007 as follows:

The Company will pay a final dividend of RMB0.50 per share (equivalent to HK$0.5575 per share) (inclusive of applicable tax) for the year ended December 31, 2007. The payment shall be made to holders of H shares whose names appeared on the H share register of members of the Company on May 13, 2008. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.00 equivalent to HK$1.1149). Information regarding the payment of final dividend to holders of A shares will be separately announced by the Company in the PRC.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "**Receiving Agent**") and will pay to such Receiving Agent the final dividend declared for the year ended December 31, 2007 for payment to holders of H shares. The final dividend for the year ended December 31, 2007 will be paid by the Receiving Agent and relevant cheques will be dispatched on or before May 27, 2008 to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, May 13, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

CLARIFICATION ANNOUNCEMENT

In response to recent media speculations in relation to the re-financing plan reported in the People's Republic of China ("PRC"), the board of directors of Ping An Insurance (Group) Company of China, Ltd. (the "Company") would like to clarify as follows:

After due consideration, the Company is of the view that given the recent volatile capital market in the PRC, the timing and condition for making the application in relation to the re-financing plan is not yet mature. The Company will not at this stage (at least within the 6 months from the date of this announcement), consider to proceed with the application in relation to the proposed issue of A shares of the Company. The Company will take into account the market conditions and the acceptance level of the investors in considering the timing for the application and issue of the A share bonds with warrants.

Shareholders of the Company or potential investors should exercise caution in dealing in the shares of the Company.

By Order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 8 May 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年4月30日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安保险（集团）股份有限公司

Ping An Insurance (Group) Company of China, Ltd.

2008 年第一季度报告

（股票代码：601318）

二〇〇八年四月二十九日

目录

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 会议应出席董事19人，实到董事17人，委托2人。（董事陈甦委托董事夏立平代为参会并行使表决权，董事胡爱民委托董事长马明哲代为参会并行使表决权。）

1.3 公司第一季度财务报告未经审计。

1.4 本公司董事长兼首席执行官马明哲，总经理助理兼总精算师姚波（财务负责人），副首席财务执行官麦伟林保证本季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产(人民币百万元)	633,436	651,104	(2.7)
股东权益[1] (人民币百万元)	94,098	107,234	(12.2)
每股净资产[1] (人民币元)	12.81	14.60	(12.2)
	年初至报告期期末		比上年同期增减(%)
经营活动产生的现金流量净额(人民币百万元)	3,862		(76.9)
每股经营活动产生的现金流量净额(人民币元)	0.53		(79.1)
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
净利润[1] (人民币百万元)	4,860	4,860	26.2
基本每股收益(人民币元)	0.66	0.66	11.9
扣除非经常性损益后的基本每股收益(人民币元)	0.66	0.66	13.8
稀释每股收益(人民币元)	0.66	0.66	11.9
净资产收益率（全面摊薄）[1] (%)	5.2	5.2	上升0.8个百分点
扣除非经常性损益后的净资产收益率（全面摊薄）[1] (%)	5.2	5.2	上升0.8个百分点
非经常性损益项目		年初至报告期期末金额（人民币百万元）	
非流动性资产处置损益		(15)	
除上述各项之外的营业外收支净额		13	
所得税影响数		(3)	
少数股东应承担的部分		1	
合计		(4)	

(1) 以归属于上市公司股东的数据填列。

2.2 报告期末股东总人数及前十名流通股东（或无限售条件股东）持股情况表

报告期末股东总数（户）	股东总数为374,312户，其中境内A股368,464户,境外H股5,848户。	
前十名无限售条件流通股股东持股情况		
股东名称(全称)	期末持有无限售条件流通股的数量（股）	种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
深圳市投资控股有限公司	546,672,967	A股
源信行投资有限公司	380,000,000	A股
深圳市深业投资开发有限公司	301,585,684	A股
深圳市武新裕福实业有限公司	195,455,920	A股
深圳市立业集团有限公司	176,000,000	A股
上海汇业实业有限公司	166,800,000	A股
广州市恒德贸易发展有限公司	119,644,326	A股
上海汇华实业有限公司	113,800,000	A股

§3 季度经营分析

2008 年第 1 季度，本公司按照既定发展规划，继续强化各项业务，追求有价值、可持续、超越市场的增长，保险、银行和投资三大业务均保持良好的发展态势。截至 2008 年 3 月 31 日止 3 个月期间，本公司实现净利润 49.57 亿元，较 2007 年同期增长 25.2%；保险业务收入 358.02 亿元，较 2007 年同期增长 35.1%。

保险业务取得较快增长，寿险业务顺利推进“挑战新高”、“二元化发展”战略，实施有效益可持续的增长，第 1 季度实现保费收入 282.21 亿元，同比增长 33.3%；产险业务市场份额显著提升，第 1 季度实现保费收入 75.81 亿元，同比增长 42.4%，产险创新型理财产品“平安理财宝”也已顺利上市推广并取得良好的销售业绩。

银行业务注重稳健经营的同时积极进取，公司业务和零售业务健康稳定发展，推出创新产品“有机贷”和“赢动力·企业现金管理”品牌，信用卡累计流通卡量达 42 万张。

投资业务全球投资平台建设取得进一步突破，本公司与富通银行签署了建立全球资产管理合作伙伴关系的相关协议，收购富通集团的全球资产管理业务——富通投资管理公司约 50%的股权，这将有助于本公司快速建立全球资产管理及 QDII 的业务平台。同时，本公司第三方资产管理规模持续上升；非资本市场投资项目运作逐步推进；证券投行及创新业务表现良好，成功推出首个集

合资产管理计划；信托业务新增规模稳步提升，业务品质不断优化。

2008年第1季度，本公司在取得良好业绩的同时，也面临着一定的挑战，如2008年初的雪灾造成产险业务综合成本率的上升、国内资本市场波动对投资收益稳定性的影响等。对此，本公司将采取适当策略，积极应对，进一步强化公司基本要素的发展，力争实现利润的持续健康增长。

§4 重要事项

4.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用□不适用

单位：人民币百万元

资产负债表项目	2008年3月31日	2007年12月31日	变动幅度（%）	主要变动原因
结算备付金	579	2,027	(71.4)	客户结算备付金减少
衍生金融资产	19	177	(89.3)	减少衍生金融资产投资
买入返售金融资产	11,126	36,457	(69.5)	短期资金融出业务到期收回
长期股权投资	2,963	2,207	34.3	增加联营公司投资
无形资产	9,053	3,621	150.0	合并高速公路公司，增加高速公路特许经营权
递延所得税资产	680	87	681.6	可抵扣暂时性差异增加
其他资产	4,290	3,216	33.4	其他应收款增加
拆入资金	98	175	(44.0)	短期资金融入业务到期
预收保费	1,120	2,981	(62.4)	年末的预收保费已转实收
应付分保账款	4,043	2,416	67.3	保险业务增长
应付职工薪酬	3,290	4,732	(30.5)	长期奖励计划对应的应付职工薪酬减少
应付保单红利	9,490	7,006	35.5	应付给保户的保单红利增加
保户储金及投资款	7,081	5,287	33.9	推出“平安理财宝”新型产品
长期借款	5,491	3,218	70.6	合并高速公路公司，增加长期借款
递延所得税负债	902	4,822	(81.3)	应纳税暂时性差异减少
外币报表折算差额	(79)	(42)	88.1	人民币升值使境外子公司的外币报表折算差额增加
少数股东权益	2,593	1,984	30.7	合并非全资高速公路公司，增加少数股东权益
利润表项目	**2008年1—3月**	**2007年1—3月**	**变动幅度（%）**	**主要变动原因**
保险业务收入	35,802	26,499	35.1	保险业务增长
分出保费	(1,848)	(1,166)	58.5	产险业务分出比例较同期提高
提取未到期责任准备金	(1,410)	(898)	57.0	保险业务增长
银行业务利息净收入	1,082	661	63.7	银行业务增长
公允价值变动收益	(11,877)	1,366	(969.5)	交易性金融资产公允价值下降及该类资产出售
汇兑损失	(250)	(136)	83.8	人民币升值使外币计价的资产产生损失
其他业务收入	201	129	55.8	投资性房地产租金收入增加
赔付支出	(8,543)	(5,299)	61.2	寿险业务分红保险的满期给付增加

提取保险责任准备金净额	(11,949)	(22,344)	(46.5)	满期给付增加、分红水平提高以及金融资产的公允价值变动使得寿险业务部分险种的保险责任准备金较期初减少
保单红利支出	(2,722)	(412)	560.7	分红水平较去年同期提高
营业税金及附加	(1,130)	(800)	41.3	投资业务应纳营业税额增加
保险业务手续费及佣金支出	(3,546)	(2,579)	37.5	保险业务增长
其他业务成本	(251)	(79)	217.7	下属子公司的长期借款利息支出增加
资产减值损失	22	(79)	(127.8)	应收保费减值准备减少
营业外收支净额	(2)	6	(133.3)	处置抵债资产的影响
所得税费用	(575)	(431)	33.4	应税利润增加使当期所得税费用增长

4.2 重大事项进展情况及其影响和解决方案的分析说明

√适用 □不适用

（1）2008 年 1 月 18 日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行 A 股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（以下合称“再融资议案”）。2008 年 3 月 5 日，本公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。

详细内容请查阅本公司分别于 2008 年 1 月 21 日及 2008 年 3 月 6 日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

（2）2008 年 3 月 19 日，本公司第七届董事会第十八次会议审议通过《关于投资富通投资管理公司的议案》，同意本公司投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的约 50%。2008 年 4 月 2 日，本公司就投资富通投资管理公司约 50%的股权签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以 21.5 亿欧元的对价投资富通投资管理公司 1,000,000 股股权。

详细内容请查阅本公司分别于 2008 年 3 月 20 日及 2008 年 4 月 3 日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

4.3 公司、股东及实际控制人承诺事项履行情况

√适用 □不适用

自本公司公开发行 A 股后，深圳市新豪时投资发展有限公司持有的 389,592,366 股内资股、深圳市景傲实业发展有限公司持有的 331,117,788 股内资股、深圳市江南实业发展有限公司持有的 139,112,886 股内资股转为自公司 A 股上市之日起 36 个月限售期的限售流通 A 股，其余 50 家内资股股东持有的 2,776,586,596 股内资股转为自公司 A 股上市之日起 12 个月限售期的限售流通 A 股。本公司战略投资者持有的本公司战略配售 345,000,000 股股份自公司 A 股上市之日起 12 个月限售。本报告期内，深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司未出售其所持本公司股份；其余 50 家内资股股东和战略投资者承诺不出售期限已经

于2008年3月1日截止。

4.4 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

4.5 证券投资情况

√适用 □不适用

报告期末，本公司及下属子公司合计持有的前十大证券投资情况如下（按期末账面值排序）：

序号	股票代码	简称	持股数量(百万股)	初始投资成本(人民币百万元)	期末账面值(人民币百万元)	期初账面值(人民币百万元)	资产分类
1	BE0003801181	FORTIS	113	23,028	19,984	20,306	可供出售金融资产
2	600016	民生银行	714	5,475	7,647	10,687	可供出售金融资产
			10	39	107	468	交易性金融资产
3	600000	浦发银行	197	2,228	6,966	10,390	可供出售金融资产
			17	205	614	916	交易性金融资产
4	601166	兴业银行	66	176	2,443	3,471	可供出售金融资产
			2	116	87	-	交易性金融资产
5	HK2800	盈富基金	99	2,505	2,066	1,812	可供出售金融资产
6	HK1398	工商银行	81	357	396	383	可供出售金融资产
	601398		187	587	1,149	2,866	可供出售金融资产
			38	265	235	139	交易性金融资产
7	M240003	华宝兴业宝康债券基金	468	600	536	-	可供出售金融资产
			1,056	1,273	1,210	1,667	交易性金融资产
8	M377010	上投阿尔法基金	43	128	227	384	可供出售金融资产
			259	485	1,365	1,679	交易性金融资产
9	HK2833	恒生指数ETF基金	7	1,497	1,481	-	可供出售金融资产
10	HK0857	中国石油	40	416	352	456	可供出售金融资产
	601857		62	1,065	1,068	3,398	可供出售金融资产
			3	69	58	840	交易性金融资产
合计			—	40,514	47,991	59,862	—

注：本表填列的证券包括在可供出售金融资产和交易性金融资产中核算的其他上市公司发行的股票、权证、可转换公司债券等，以及持有开放式基金或封闭式基金等证券投资。

4.6 担保情况

单位：人民币百万元

<table>
<tr><td colspan="7">公司对外担保情况（不包括对控股子公司的担保）</td></tr>
<tr><td>担保对象</td><td>发生日期</td><td>担保金额</td><td>担保类型</td><td>担保期限</td><td>是否履行完毕</td><td>是否为关联方担保</td></tr>
<tr><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td colspan="4">报告期内担保发生额合计</td><td colspan="3">-</td></tr>
<tr><td colspan="4">报告期末担保余额合计</td><td colspan="3">-</td></tr>
<tr><td colspan="7">公司对控股子公司的担保情况</td></tr>
<tr><td colspan="4">报告期内对控股子公司担保发生额合计</td><td colspan="3">200</td></tr>
<tr><td colspan="4">报告期末对控股子公司担保余额合计</td><td colspan="3">3,834</td></tr>
<tr><td colspan="7">公司担保总额情况（包括对控股子公司的担保）</td></tr>
<tr><td colspan="4">担保总额</td><td colspan="3">3,834</td></tr>
<tr><td colspan="4">担保总额占公司净资产的比例(%)</td><td colspan="3">4.1</td></tr>
<tr><td colspan="7">其中：</td></tr>
<tr><td colspan="4">为股东、实际控制人及其关联方提供担保的金额</td><td colspan="3">-</td></tr>
<tr><td colspan="4">直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额</td><td colspan="3">-</td></tr>
<tr><td colspan="4">担保总额超过净资产50%部分的金额</td><td colspan="3">-</td></tr>
<tr><td colspan="4">上述三项担保金额合计</td><td colspan="3">-</td></tr>
</table>

董事长兼首席执行官　马明哲

中国平安保险（集团）股份有限公司董事会

二〇〇八年四月二十九日

§5 附录

中国平安保险（集团）股份有限公司

合并资产负债表

2008年3月31日

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2008年3月31日	2007年12月31日
资产		
货币资金	72,663	72,740
结算备付金	579	2,027
贵金属	19	-
拆出资金	1,078	1,192
交易性金融资产	68,924	84,938
衍生金融资产	19	177
买入返售金融资产	11,126	36,457
应收利息	5,169	4,187
应收保费	5,761	4,568
应收分保账款	2,816	2,212
应收分保未到期责任准备金	3,259	2,615
应收分保未决赔款准备金	2,700	2,304
应收分保寿险责任准备金	6	6
应收分保长期健康险责任准备金	6	6
保户质押贷款	2,638	2,411
发放贷款及垫款	67,123	63,125
存出保证金	743	887
定期存款	48,365	41,731
可供出售金融资产	182,089	178,539
持有至到期投资	127,863	127,736
长期股权投资	2,963	2,207
商誉	674	610
存出资本保证金	1,560	1,560
投资性房地产	3,835	4,051
固定资产	7,435	7,894
无形资产	9,053	3,621
递延所得税资产	680	87
其他资产	4,290	3,216
资产总计	633,436	651,104

负债及股东权益		
负债		
短期借款	**3,872**	3,719
同业及其他金融机构存放款项	**6,856**	7,532
存入保证金	**5,475**	5,398
拆入资金	**98**	175
衍生金融负债	**236**	189
卖出回购金融资产款	**11,856**	13,980
吸收存款	**64,664**	72,133
代理买卖证券款	**10,194**	14,394
预收保费	**1,120**	2,981
应付手续费及佣金	**1,251**	1,104
应付分保账款	**4,043**	2,416
应付职工薪酬	**3,290**	4,732
应交税费	**2,111**	1,907
应付利息	**630**	574
应付赔付款	**5,482**	5,161
应付保单红利	**9,490**	7,006
保户储金及投资款	**7,081**	5,287
未到期责任准备金	**17,784**	15,730
未决赔款准备金	**8,881**	7,645
寿险责任准备金	**323,404**	320,359
长期健康险责任准备金	**38,799**	37,213
长期借款	**5,491**	3,218
递延所得税负债	**902**	4,822
其他负债	**3,735**	4,211
负债合计	**536,745**	541,886
所有者权益		
股本	**7,345**	7,345
资本公积	**54,151**	72,111
盈余公积	**7,629**	7,629
一般风险准备	**1,939**	1,939
未分配利润	**23,113**	18,252
外币报表折算差额	**(79)**	(42)
归属于母公司所有者权益合计	**94,098**	107,234
少数股东权益	**2,593**	1,984
所有者权益合计	**96,691**	109,218
负债和所有者权益总计	**633,436**	651,104

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

合并利润表

2008年1—3月

单位：百万元 币种:人民币 审计类型:未经审计

项 目	2008年1-3月	2007年1-3月
一、营业收入	38,412	40,337
已赚保费	32,544	24,435
保险业务收入	35,802	26,499
其中：分保费收入	22	32
减：分出保费	(1,848)	(1,166)
提取未到期责任准备金	(1,410)	(898)
银行业务利息净收入	1,082	661
利息收入	1,672	997
利息支出	(590)	(336)
手续费及佣金净收入	556	569
手续费及佣金收入	633	626
手续费及佣金支出	(77)	(57)
投资收益	16,156	13,313
其中：应占联营公司投资收益	(10)	-
公允价值变动收益	(11,877)	1,366
汇兑损失	(250)	(136)
其他业务收入	201	129
二、营业支出	(32,878)	(35,954)
退保金	(3,510)	(2,711)
赔付支出	(8,543)	(5,299)
减：摊回赔付支出	503	575
提取保险责任准备金	(12,345)	(22,307)
减：摊回保险责任准备金	396	(37)
保单红利支出	(2,722)	(412)
分保费用	(5)	(5)
营业税金及附加	(1,130)	(800)
保险业务手续费及佣金支出	(3,546)	(2,579)
业务及管理费	(2,087)	(2,536)
减：摊回分保费用	340	315

其他业务成本	**(251)**	(79)
资产减值损失	**22**	(79)
三、营业利润	**5,534**	4,383
加：营业外收入	**19**	13
减：营业外支出	**(21)**	(7)
四、利润总额	**5,532**	4,389
减：所得税费用	**(575)**	(431)
五、净利润	**4,957**	3,958
归属于母公司所有者的净利润	**4,860**	3,850
少数股东损益	**97**	108
六、每股收益		
（一）基本每股收益	**0.66**	0.59
（二）稀释每股收益	**0.66**	0.59

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

合并现金流量表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

	2008年1-3月	2007年1-3月
一、经营活动产生的现金流量		
收到原保险合同保费取得的现金	32,727	25,338
再保业务产生的现金净增加/(减少)额	37	(110)
保户储金及投资款净增加额	237	493
向其他金融机构拆入资金净增加额	98	5,827
收取利息、手续费及佣金的现金	2,330	1,383
存放中央银行和同业款项净增加/(减少)额	590	(1,190)
收到的其他与经营活动有关的现金	1,612	4,032
经营活动现金流入小计	37,631	35,773
客户存款和同业存放款项净减少额	(8,145)	(1,246)
支付原保险合同赔付款项的现金	(8,494)	(5,212)
支付保单红利的现金	(238)	(94)
客户贷款及垫款净增加额	(3,998)	(3,288)
支付利息、手续费及佣金的现金	(4,008)	(2,854)
支付给职工以及为职工支付的现金	(2,168)	(1,295)
支付的各项税费	(1,903)	(639)
支付的其他与经营活动有关的现金	(4,815)	(4,444)
经营活动现金流出小计	(33,769)	(19,072)
经营活动产生的现金流量净额	3,862	16,701
二、投资活动产生的现金流量		
收回投资所收到的现金	64,420	51,766
取得投资收益收到的现金	4,795	6,564
处置固定资产、无形资产和其他长期资产收回的现金净额	-	1
收到的其他与投资活动有关的现金	-	13
投资活动现金流入小计	69,215	58,344
购建固定资产、无形资产和其他长期资产支付的现金	(360)	(269)

投资支付的现金	(101,224)	(59,407)
质押贷款净增加额	(227)	(172)
购买子公司支付的现金净额	(1,230)	(382)
投资活动现金流出小计	(103,041)	(60,230)
投资活动产生的现金流量净额	(33,826)	(1,886)
三、筹资活动产生的现金流量		
吸收投资收到的现金	-	38,222
取得借款收到的现金	66	8
收到的其他与筹资活动有关的现金	-	-
筹资活动现金流入小计	66	38,230
分配股利及偿付利息支付的现金	(518)	-
其中：子公司支付给少数股东的股利	-	-
支付的其他与筹资活动有关的现金	(2,124)	(11,909)
筹资活动现金流出小计	(2,642)	(11,909)
筹资活动产生的现金流量净额	(2,576)	26,321
四、汇率变动对现金及现金等价物的影响	(244)	(63)
五、现金及现金等价物净增加额	(32,784)	41,073
加：期初现金及现金等价物余额	96,296	47,211
六、期末现金及现金等价物余额	63,512	88,284

公司法定代表人：马明哲　　　主管会计工作负责人：姚波　　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

母公司资产负债表

2008年3月31日

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2008年3月31日	2007年12月31日
资产		
货币资金	21,519	40,858
交易性金融资产	11,393	8,176
买入返售金融资产	2,890	1,700
应收利息	127	75
定期存款	283	289
可供出售金融资产	16,850	4,311
长期股权投资	17,868	17,868
固定资产	81	85
无形资产	25	24
递延所得税资产	360	10
其他资产	502	16
资产总计	71,898	73,412
负债及股东权益		
负债		
拆入资金	-	-
卖出回购金融资产款	-	-
应付职工薪酬	853	1,325
应交税费	248	380
递延所得税负债	-	-
其他负债	104	219
负债合计	1,205	1,924
所有者权益		
股本	7,345	7,345
资本公积	51,672	52,506
盈余公积	5,655	5,655
一般风险准备	395	395
未分配利润	5,626	5,587
所有者权益合计	70,693	71,488
负债和所有者权益总计	71,898	73,412

公司法定代表人: 马明哲　　主管会计工作负责人: 姚波　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

母公司利润表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2008年1－3月	2007年1－3月
一、营业收入	(366)	675
投资收益	987	465
公允价值变动收益	(1,334)	225
汇兑损失	(19)	(15)
二、营业支出	302	(26)
营业税金及附加	(16)	(13)
业务及管理费	318	(13)
三、营业利润	(64)	649
加：营业外收入	-	-
减：营业外支出	-	-
四、利润总额	(64)	649
减：所得税费用	103	(99)
五、净利润	39	550

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

母公司现金流量表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

	2008年1－3月	2007年1－3月
一、经营活动产生的现金流量		
收到的其他与经营活动有关的现金	-	-
经营活动现金流入小计	-	-
支付给职工以及为职工支付的现金	(115)	(87)
支付的各项税费	(215)	(13)
支付的其他与经营活动有关的现金	(196)	(31)
经营活动现金流出小计	(526)	(131)
经营活动产生的现金流量净额	(526)	(131)
二、投资活动产生的现金流量		
收回投资所收到的现金	4,971	2,095
取得投资收益收到的现金	347	733
处置固定资产和无形资产收回的现金净额	-	-
投资活动现金流入小计	5,318	2,828
购建固定资产、无形资产和其他长期资产支付的现金	(4)	(2)
投资支付的现金	(20,558)	(3,898)
购买子公司支付的现金净额	-	-
投资活动现金流出小计	(20,562)	(3,900)
投资活动产生的现金流量净额	(15,244)	(1,072)
三、筹资活动产生的现金流量		
吸收投资收到的现金	-	38,222
取得借款收到的现金	-	-
收到的其他与筹资活动有关的现金	-	-
筹资活动现金流入小计	-	38,222
分配股利及偿付利息支付的现金	-	-
支付的其他与筹资活动有关的现金	(5)	-
筹资活动现金流出小计	(5)	-
筹资活动产生的现金流量净额	(5)	38,222
四、汇率变动对现金及现金等价物的影响	(17)	(3)
五、现金及现金等价物净增加额	(15,792)	37,016
加：期初现金及现金等价物余额	43,702	3,450
六、期末现金及现金等价物余额	27,910	40,466

公司法定代表人: 马明哲　　　主管会计工作负责人: 姚波　　　会计机构负责人: 麦伟林

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

DISCLOSEABLE TRANSACTION
ACQUISITION OF AN INTEREST IN
FORTIS INVESTMENT MANAGEMENT NV/SA

23 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"A Share(s)"	domestic-invested share(s) which are listed on the Shanghai Stock Exchange and traded in RMB;
"A Shareholders"	holders of the A Shares;
"AAAM"	ABN AMRO Asset Management Holding N.V., the former holding company of the asset management business of ABN AMRO Bank NV, shares in which are currently owned by the JV;
"Acquisition"	the acquisition of the Interest by the Company according to the terms of the Sale and Purchase Agreement;
"Announcement"	the announcement by the Company dated 2 April 2008 in relation to the Acquisition;
"Board"	the board of Directors;
"CIRC"	China Insurance Regulatory Commission;
"Combined Group"	JV and its subsidiaries including AAAM and its subsidiaries;
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability, the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the Hong Kong Stock Exchange;
"Completion"	completion of the Acquisition under the Sale and Purchase Agreement;
"Directors"	the directors of the Company;
"Fortis"	Fortis Bank NV/SA, a company incorporated in Belgium, which is a wholly owned subsidiary of Fortis Parent;
"Fortis Lux"	Fortis Banque Luxembourg S.A., a company incorporated in Luxembourg, which is a wholly owned subsidiary of Fortis Parent;

"Fortis Parent"	Fortis SA/NV, a company incorporated in Belgium, and Fortis N.V., a company incorporated in the Netherlands, which jointly and indirectly hold a 100% interest in Fortis;
"Group"	the Company and its subsidiaries;
"H Share(s)"	overseas listed foreign Shares which are listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars;
"H Shareholder(s)"	the holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Third Party"	an independent third party which is independent from the Company and its connected persons (as defined under the Listing Rules);
"Interest"	1,000,000 shares in the JV, which at Completion will constitute approximately 50% of the issued and fully diluted share capital of JV;
"JV"	Fortis Investment Management NV/SA, a company incorporated in Belgium, which is indirectly wholly owned by Fortis Parent and the holding company of the global asset management business of Fortis Parent;
"Latest Practicable Date"	18 April 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion herein;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company;
"PRC"	the People's Republic of China;

"QDII"	Qualified Domestic Institutional Investors who have been approved by the China Securities Regulatory Commission to invest in foreign securities markets via certain fund management institutions, insurance companies, securities companies and other asset management institutions;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 2 April 2008 entered into between the Company and Fortis in relation to the Acquisition;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shanghai Stock Exchange"	the Shanghai Stock Exchange;
"Shareholders"	the Company, Fortis and Fortis Lux;
"Shareholders' Agreement"	the shareholders agreement dated 2 April 2008 entered into between the Company, Fortis, Fortis Lux and the JV;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"%"	per cent.; and
"€"	Euro, the single currency introduced into the member states of the European Community which adopted the single currency in accordance with the treaty establishing the European Community, as amended from time to time.

Note: the figures in € that are converted into HK$ in this circular are converted at the rate of €1.00: HK$12.1593 for indicative purposes only.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su
Xia Liping

Registered office:
Ping An Building
Ba Gua No.3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

23 April, 2008

To shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION ACQUISITION OF AN INTEREST IN FORTIS INVESTMENT MANAGEMENT NV/SA

A. INTRODUCTION

The Directors refer to the announcement by the Company dated 2 April 2008 in relation to the Sale and Purchase Agreement entered into between the Company and Fortis pursuant to which the Company agreed to buy and Fortis agreed to sell, at a price of €2.15 billion

(approximately HK$26.14 billion) subject to adjustment, the Interest, being 1,000,000 issued shares in the JV and which at Completion will constitute approximately 50% of the issued and fully diluted share capital of the JV. The JV is a company incorporated in Belgium which is the holding company of the global asset management business of Fortis Parent and which has recently acquired the entire issued share capital of AAAM, and combined with AAAM's asset management business (excluding certain non core assets).

The purpose of this circular is to give you further information in relation to the Acquisition.

B. THE SALE AND PURCHASE AGREEMENT AND DEED OF INDEMNITY

Date

2 April 2008

Parties

(i) The Company as purchaser; and

(ii) Fortis as vendor.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Fortis and its ultimate beneficial owners are Independent Third Parties.

Interest to be acquired

1,000,000 issued shares in the JV and which at Completion will constitute approximately 50% of the issued and fully diluted share capital of the JV.

Consideration

The consideration for the Acquisition is €2.15 billion (approximately HK$26.14 billion) (subject to adjustment) which was arrived at after arm's length negotiations based on the parties' intrinsic valuations of the future prospects of the pro-forma business and based on the due diligence carried out by the Company as well as the contractual aspects of the Acquisition which together determined the attractiveness of the Acquisition as a whole. The intrinsic valuation considered the present value of the future cash flows from the JV due to the Company, including any potential benefits from the association with the Company, and was based on a range of valuation methodologies of varying relative importance.

The adjustments to the consideration include (i) any regulatory capital shortfall; and (ii) adjustment for any estimated future cost of integration of the Combined Group which cannot be provisioned and fully reflected in the set of consolidated financial statements

for the period from 1 January 2008 to Completion which is required to be prepared within 60 business days following Completion ("Completion Date Financial Statements"). Regulatory capital shortfall equals to any shortfall of the actual regulatory capital as reflected in the Completion Date Financial Statements compared to the deliverable regulatory capital. Deliverable regulatory capital means 110% of the minimum regulatory capital and minimum regulatory capital means the minimum level of regulatory capital that is required by the JV group on a consolidated basis under the applicable law as of Completion except where regulatory capital is required on an individual basis.

The consideration will be paid in cash on Completion and funded by internal resources of the Group. The adjustments will be paid within ten business days following the day on which the Completion Date Financial Statements are determined. With respect to the adjustments, Fortis may elect (in its absolute discretion) to pay the Company an amount equal to the percentage of all the issued shares of the JV held by the Company (being not greater than 50%) times the amount of the adjustments, or pay the JV the full amount of the adjustments as a reduction to the consideration.

Conditions

The Acquisition is conditional upon:

(a) the passing at a duly convened extraordinary general meeting of Fortis of such resolution(s) as may be necessary to approve the put option related to a change of control event as described in the Shareholders' Agreement;

(b) the Dropdown Scheme and the Separation Plan having been duly and validly completed in accordance with the steps outlined therein and all applicable laws and in accordance with clause 5.6 of the Sale and Purchase Agreement;

(c) the Company having obtained approval from CIRC in respect of the transactions referred to in the Sale and Purchase Agreement;

(d) all necessary approvals from or necessary filings with relevant regulatory authorities having been obtained or made, as the case may be;

(e) in respect of the Sale and Purchase Agreement and the transactions referred to in it, all competition and anti-trust related filings or registrations that are necessary (or deemed reasonably necessary by the Company) having been made and either all declarations or approvals that the transactions are not anti-competitive having been obtained or confirmations that the transactions will not be referred for further review having been obtained, and all applicable waiting periods having expired or been terminated (except in the case of jurisdictions where Completion is permitted prior to the applicable waiting periods having expired or been terminated, in relation to which the Company

may waive this requirement), and there is no injunction, restraining order or other related order or any other legal or regulatory restraint or prohibition having the force of law having been issued or made by any court of competent jurisdiction or governmental or regulatory authority or any other person which prevents Completion from taking place;

(f) no change in control in Fortis and/or Fortis Lux having taken place and the particulars with respect to the JV set out in the Sale and Purchase Agreement being true, correct and accurate;

(g) no change in control in the Company having taken place;

(h) no material adverse change occurring between the date of the Sale and Purchase Agreement and Completion; provided that no deterioration resulting from any one or more of the following shall constitute a material adverse change:

(A) changes in the economy generally;

(B) any matter affecting any group company which affects businesses in the same industry, sector or market as any group company in a similar manner and to a similar extent, including market impact;

(C) any matter reflected in the transaction documents, the financial statements or any matter or circumstance of which the Company has actual, imputed or constructive knowledge at the date of the Sale and Purchase Agreement;

(D) any matter required to be done pursuant to any of the transaction documents or expressly consented to by the Company after the date of the Sale and Purchase Agreement;

(E) the fact that the Company is the purchaser of the Interest; or

(F) any act of the Company or any member of the Group, whether before, on or after the date of the Sale and Purchase Agreement which is not required by any applicable law;

(i) receipt by the Company of the audited 2007 financial statements for the JV and its subsidiaries and AAAM and its subsidiaries and relevant AAAM statutory entities, together with a reconciliation of these audited financial statements to the consolidated balance sheet, consolidated profit and loss account, equity requirement credit risk calculation (by asset class) and other relevant schedules as at 31 December 2007 (the "Pro Forma Financial Statements"), not materially deviating from the Pro Forma Financial Statements, it being understood that, for the purposes of the clause, "material" shall mean a deviation of more than 10% in the net profits or net revenues; and

(j) the unconditional and irrevocable release of all security granted over the shares in and assets of AAAM and its subsidiaries and affiliated entities pursuant to the €1.5 billion facility granted by ABN AMRO Bank N.V. to AAAM.

Pursuant to the terms of the Sale and Purchase Agreement, the Company may waive conditions (a), (f), (h), (i) and (j) above (either in whole or in part) at any time by giving notice to Fortis and Fortis may waive condition (g) above (either in whole or in part) at any time by giving notice to the Company. If all the conditions are not satisfied, or waived on or before 31 October 2008, the Sale and Purchase Agreement shall lapse and cease to have effect except in relation to any accrued rights or liabilities of either party.

Completion

Prior to Completion, Fortis Parent, through its wholly-owned subsidiaries Fortis and Fortis Lux, indirectly holds a 100% equity interest in the JV. Following Completion, the JV will be owned as to 1,000,000 shares, representing approximately 50% of the issued share capital of the JV, by the Company and as to 1,000,001 shares by Fortis Parent (through its wholly-owned subsidiaries Fortis and Fortis Lux), which will own one share in the JV more than that of the Company.

Under the Sale and Purchase Agreement, the parties agreed to enter into good faith discussions prior to Completion for the conclusion of a technical assistance agreement between the JV and the Company, to take effect on and from Completion, pursuant to which the JV and the Company shall each provide the other with technical assistance and knowhow in the field of asset management, including but not limited to the following (i) various aspects related to the establishment of the Company's QDII platform; (ii) secondments (both ways) of staff with particular emphasis in the areas of investment management, research, information technology, business development and (iii) provision of advice with particular emphasis in the areas of asset allocation, product structuring and technology platform.

Deed of Indemnity

Fortis and the Company also entered into a deed of indemnity on the same date as the Sale and Purchase Agreement and effective upon Completion. Pursuant to the deed of indemnity, Fortis agreed to indemnify the Company for tax matters; pension liabilities; identified litigation; identified regulatory risks; pre-Completion disposal liabilities; matters relating to "clean balance sheet" including guaranteed product shortfalls, seed capital commitments; all CDOs (collateralized debt obligations) liabilities, dividend obstruction indemnity; and regulatory capital on or before Completion. As at 31 December 2007, the JV had approximately €23 million (net of provision) in CDOs (collateralized debt obligations) and CLOs (collateralized loan obligations) exposure and Fortis has agreed to fully indemnify the Company against any impairment in their value.

C. THE SHAREHOLDERS' AGREEMENT

Pursuant to the Shareholders' Agreement entered into between the Company, Fortis, Fortis Lux and the JV on the same date as the Sale and Purchase Agreement effective upon Completion, the Shareholders agree:

(1) The business of the JV shall be global asset management and the JV will be used as the parties' primary entity outside PRC to manufacture global asset management business products for customers. The JV will hold all the assets relating to the asset management business of the Fortis Parent globally (including for the avoidance of doubt the asset management business of AAAM, other than the non core assets) and the JV will manage certain assets that may be currently managed by a subsidiary of the Group in Hong Kong. This will be conducted as per a typical client/fund manager (sub advisory) relationship.

(2) The Company shall appoint the JV as a preferred provider to it for its global asset management business needs and requirements and the JV shall provide the requisite services on preferred terms.

(3) The JV will be renamed as "平安富通投資管理集團控股公司" in Chinese and "Fortis Ping An Investment Management Group Holdings Limited" in English.

(4) The board of directors of the JV will comprise of two executive directors, six non-executive directors and four independent directors. Fortis will be entitled to nominate all the executive directors of the JV. The executive directors shall be the CEO and the next most senior member of the executive committee apart from the CEO. Fortis and the Company will each nominate three non-executive directors and propose two independent directors. The chairperson of the board of directors of the JV will be a director nominated by Fortis. The chairperson of the board of directors is entitled to a casting vote in the event of tied votes on the board.

(5) The board of the JV will establish and maintain the following committees, executive committee, remuneration committee and audit committee. The day-to-day business of the JV shall be managed by the executive committee who may exercise all the powers of the JV related to the day-to-day business of the JV. Fortis is entitled to nominate the initial members to the executive committee at Completion. Following such initial appointments at Completion, the Fortis shareholders shall be entitled to nominate subsequent members to the executive committee, provided that at each proposed renewal or extension of appointment or a new appointment of a member of the executive committee, the Fortis shareholders shall first consult the Company and the Company shall have the right to object on one occasion only to the nominee put forward by the Fortis shareholders for such renewal, extension or appointment. The Company will also nominate a member to each of the remuneration and promotion committee and the audit committee of the JV and have a representative attend meetings of the Asian management committee of the JV as an observer, as well as having the right to second investment professionals to the JV's offices in Asia where it matches the requirements of the JV.

(6) Upon Completion, the issued shares of the JV will be owned as to 1,000,000 shares by the Company and as to 1,000,001 shares by Fortis Parent (through its wholly-owned subsidiaries Fortis and Fortis Lux).

D. TRADE MARK LICENCE AGREEMENTS

Each of the Company and Fortis Parent have granted a worldwide, royalty-free and non-transferable licence to the JV for the use of their respective trademarks and brand names in carrying out the business of the JV, including the use of such names in the corporate and product names. ABN AMRO Bank N.V. has also granted a worldwide, non-transferable and royalty-free licence to the JV for the use of its trademarks in carrying out the business of the JV. These three licence agreements are entered into on the same date as the Sale and Purchase Agreement and will be effective upon Completion.

E. REASONS AND BENEFITS FOR THE ACQUISITION

The Company and Fortis intend to use the JV as their primary entity outside the PRC to carry out global asset management business. The JV will carry on a global asset management business and hold all the assets relating to asset management business of Fortis Parent globally (including the asset management business of AAAM but excluding certain non core assets) and certain asset management business activities of the Group in Hong Kong.

As a result of the Acquisition, the Company will be able to further improve its integrated platform of financial services, significantly increase its global asset management capability, expedite its globalisation process through co-branding with Fortis in over 30 countries/regions, and push forward the development of its asset management operations as its third core business resulting in significant diversification of the Company's earnings base.

In addition, the Company is also expected to become even stronger in respect of its investment operations in both domestic and global markets and will therefore strengthen its capability to develop new QDII products and services for its domestic clients.

F. INFORMATION RELATING TO THE GROUP AND FORTIS

The Company, together with its subsidiaries, constitutes an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Fortis holds the banking business of Fortis Parent including retail banking, commercial and merchant banking and private banking.

Fortis Parent is an international financial service provider engaged in banking and insurance business. Shares in Fortis Parent are dually listed on Euronext Brussels and Euronext Amsterdam, and are secondarily listed on the Luxembourg Stock Exchange and Fortis Parent has a sponsored over-the-counter ADR programme in the United States. As at 31 December 2007, the total asset value and shareholders' equity of Fortis Parent were approximately €871.2 billion and €33.0 billion respectively. As at 29 February 2008, Fortis Parent had a market capitalisation of approximately €32.3 billion. Ping An Life, a subsidiary of the Company, is the single largest shareholder of Fortis Parent and as of 22 January 2008 held approximately 110 million shares of Fortis Parent, representing approximately 4.99% of Fortis Parent's issued share capital.

G. INFORMATION ABOUT THE JV

The JV is a company incorporated in Belgium and is a subsidiary of Fortis and as at Completion, will have an aggregate issued share capital of 2,000,001 shares. The JV is the holding company of Fortis Parent's global asset management business currently operating out of 19 countries (before taking into account AAAM's asset management business). The JV has a globally integrated structure, with implementation coordinated through hubs in Paris, London, Brussels, Boston and Hong Kong. Following the acquisition by the JV of the entire issued share capital of AAAM which took place on 2 April 2008, the JV has a presence in over 30 countries. AAAM was the holding company of global asset management unit of ABN AMRO Bank NV with over 1,600 employees and locally represented in 27 countries worldwide. From its headquarters in Amsterdam, AAAM coordinated global asset management through the key regional centres of Amsterdam, London, Hong Kong, Sao Paolo and Chicago. Each centre was responsible for account management, management sales, marketing, client servicing and local product development in its region. Certain business of the AAAM will not be acquired by the JV. These excluded non-core assets and business of AAAM include smaller stand-alone, "boutique" asset management companies, that, upon the combination of AAAM and JV, were deemed not to fit in with the strategic profile of the pro-forma business.

For the year ended 31 December 2007, reported unaudited profits of the JV (before the combination with AAAM) amounted to approximately €169 million before taxation and extraordinary items and approximately €124 million after taxation and extraordinary items. For the year ended 31 December 2007, AAAM unaudited profits amounted to approximately €290 million before taxation and extraordinary items and approximately €186 million after taxation and extraordinary items. For the year ended 31 December 2007, the unaudited net asset value of the JV (before combination with AAAM) and of AAAM amounted to approximately €472 million and €527 million respectively. It is currently expected that, subject to the actual outcome of the restructuring, the unaudited net asset value of the businesses of AAAM which will not be acquired by the JV as of December 2007 would amount to €441 million and for the year ended 31 December 2007 the unaudited profits before tax and extraordinary items of the businesses of AAAM which will not be acquired by the JV would amount to €183 million, and approximately €101 million after tax and extraordinary items.

For the year ended 31 December 2006, the unaudited profits of the JV (before the combination with AAAM) amounted to approximately €137 million before taxation and extraordinary items and approximately €98 million after taxation and extraordinary items.

2006 financial data for AAAM is not available on a comparable basis and is considered not relevant for key investment decision making, due to numerous corporate restructurings and dynamic changes in the market situation of 2006 versus 2007, as a result of which the scope of business and assets under management of AAAM have undergone significant changes. As such, the due diligence exercise with regard to historical financial data has been focused on 2007 data. The Company is of the view that presenting 2006 comparative figures may create incorrect trend expectations and thus may not be representative of the future potential of the JV.

Unaudited assets under management of JV (before the combination with AAAM) and AAAM as at 31 December 2007 were approximately €133 billion and €199 billion respectively. Unaudited asset under management of the JV (before the combination with AAAM) and AAAM as at 31 December 2006 were approximately €121 billion and €200 billion respectively. It is currently estimated that, subject to the actual outcome of the combination and restructuring of the JV and AAAM, the unaudited assets under management of the businesses of AAAM which will not be acquired by the JV as at 31 December 2007 amounted to approximately €87 billion.

For the avoidance of doubt, all financial data are unaudited and subject to change. Since the combination and restructuring of the JV and AAAM is still undergoing, the above financial information should be used with care.

H. FINANCIAL EFFECT OF THE ACQUISITION

The total consideration of the Acquisition of approximately €2.15 billion (equivalent to approximately HK$26.14 billion) will be settled in cash and funded by the Company's internal resources after the necessary foreign exchange arrangements. The Acquisition is expected to have a positive impact on the earnings of the Company and as a result of the Acquisition, it is currently expected that the cash balance of the Company will be decreased and the investment in associate company will be increased correspondingly.

After completion of the Acquisition, the JV will be accounted for as investment in associate company in the financial statements of the Company based on equity accounting.

I. GENERAL

The Acquisition was entered into by the Company on normal commercial terms. The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as each of the profits and consideration ratios of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%.

Your attention is also drawn to the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

Long positions in shares of the Company

Name of Director/ supervisor	Position	H/A Shares	Capacity	*Note*	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue *(%)*	Percentage of total shares in issue *(%)*
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner		248,000	Long position	0.01	0.003
Chow Wing Kin Anthony	Independent non-executive Director	H	Interest held jointly with another person	*(a)*	7,500	Long position	0.00029	0.000
Lin Li	Supervisor	A	Interest of controlled corporations	*(b)*	176,000,000	Long position	3.68	2.40

Notes:

(a) Chow Wing Kin Anthony jointly held these H Shares with Chow Suk Han Anna.

(b) Lin Li was interested in shares of the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 A Shares in the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders

So far as is known to the Directors, as at the Latest Practicable Date, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(i) Interests and short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company:

Name of substantial shareholder	H/A Shares	Capacity	*Notes*	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Holdings plc	H	Interest of controlled corporations	*1,2,3*	1,233,870,388	Long position	48.22	16.80

(ii) Interests and short positions of other substantial shareholders:

Name of substantial shareholder	H/A Shares	Capacity	*Notes*	No. of H/A Shares	Nature of interest	Percentage of total number of H/A Shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Insurance Holdings Limited	H	Beneficial owner	*1*	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	*3*	614,099,279	Long position	24.00	8.36
Shenzhen Investment Holdings Co., Ltd.	A	Beneficial Owner		543,181,445	Long position	11.35	7.40
Shenzhen Jingao Industrial Development Co., Ltd.	A	Beneficial Owner	*4*	331,117,788	Long position	6.92	4.51
Ping An Securities Company, Ltd. Labor Union	A	Interest of controlled corporations	*4*	331,117,788	Long position	6.92	4.51
China Ping An Trust & Investment Co., Ltd. Labor Union	A	Interest of controlled corporations	*4*	331,117,788	Long position	6.92	4.51
Shenzhen New Horse Investment Development Co., Ltd.	A	Beneficial Owner	*5*	389,592,366	Long position	8.14	5.30
Ping An Insurance (Group) Company of China, Ltd. Labor Union	A	Interest of controlled corporations	*5*	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	A	Beneficial Owner		380,000,000	Long position	7.94	5.17
Shenzhen Shum Yip Investment Development Company Ltd.	A	Beneficial Owner		301,585,684	Long position	6.30	4.11

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 H Shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 H Shares in the Company. The interest in 884,775 H Shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 331,117,788 A Shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 A Shares relates to the same block of shares in the Company.

(iii) Interest in other members of the Group

Name of Group member	Name of shareholder	Percentage shareholding
China Ping An Insurance (Hong Kong) Company Limited	Industrial and Commercial Bank of China (Asia) Limited	25%

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3. DIRECTORS' COMPETING INTEREST

The following Directors are considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hongkong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by ever-expanding network. As Shenzhen Ping An Bank Co., Ltd., a subsidiary of the Company, is primarily engaged in the foreign currency commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hongkong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Shenzhen Ping An Bank Co., Ltd.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. LITIGATION AND CLAIMS

As at the Latest Practicable Date, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007.

7. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Mak Wai Lam William, a member of the Association of Chartered Certified Accountants of England and the Hong Kong Institute of Certified Public Accountants.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce the unaudited results (the "First Quarter Results") of the Company and its subsidiaries (the "Group") for the three months ended March 31, 2008 (the "Reporting Period"). The Board of Directors of the Company and its audit committee have reviewed the First Quarter Results.

1. KEY FINANCIAL INFORMATION

During the Reporting Period, the key financial data prepared under International Financial Reporting Standards ("IFRS") are as follows:

(in RMB million)	**As at March 31, 2008**	As at December 31, 2007
Total assets	**677,149**	691,298
Total liabilities	**573,563**	577,447
Total equity	**103,586**	113,851

For the three months ended March 31, (in RMB million)	**2008**	2007
Total income	**35,585**	33,478
Net profit	**7,221**	5,875
Basic earnings per share (in RMB)	**0.97**	0.87

2. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES NOT SUBJECT TO TRADING MORATORIUM AS AT THE END OF THE REPORTING PERIOD

Total number of shareholders as at the end of the Reporting Period (shareholders)	Total number of shareholders was 374,312, of which 368,464 were holders of A shares and 5,848 were holders of H shares	
Particulars of top ten holders of listed shares not subject to trading moratorium		
Name of shareholders	**Number of listed shares not subject to moratorium held as at the end of the Reporting Period (share)**	**Class of shares**
HSBC Insurance Holdings Limited	618,886,334	H share
The Hongkong and Shanghai Banking Corporation Limited	613,929,279	H share
Shenzhen Investment Holdings Co., Ltd.	546,672,967	A share
Yuan Trust Investment Co., Ltd.	380,000,000	A share
Shenzhen Shum Yip Investment Development Company Limited	301,585,684	A share
Shenzhen Wuxin Yufu Industrial Co., Ltd	195,455,920	A share
Shenzhen Liye Group Limited	176,000,000	A share
Shanghai Huiye Industrial Co., Ltd.	166,800,000	A share
Guangzhou Hengde Trading Development Co., Ltd.	119,644,326	A share
Shanghai Huihua Industrial Co., Ltd.	113,800,000	A share

3. BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first quarter of 2008, the Company continued to strengthen its various business segments and pursue for valuable, sustainable and higher-than-market growth in accordance with its development strategies. Our three principal businesses, i.e. insurance, banking and investment, maintained good momentous growth. For the three months ended March 31, 2008, the Company realized a net profit of RMB7,221 million, representing an increase of 22.9% as compared with the corresponding period in 2007. Gross written premiums, policy fees and premium deposits amounted to RMB35,802 million, an increase of 35.1% as compared with the corresponding period in 2007.

Our insurance business continued to maintain relatively rapid growth. Life insurance business implemented the "Achieve a New Record High" and "Two Tier Market Development" strategies for effective and sustainable growth, resulting in the gross written premiums, policy fees and premium deposits of RMB28,221 million for the first quarter of 2008, representing an increase of 33.3% as compared with the corresponding period in 2007. The property and casualty insurance business also made a significant increase in market share and achieved gross written premiums of RMB7,581 million for the first quarter of 2008, representing an increase of 42.4% as compared with the corresponding period in 2007. Our new financial product "Ping An Li Cai Bao" (平安理財寶) under property and casualty insurance business was launched in the market and recorded satisfactory sales.

Our banking business had strived for further development while focusing on steady and healthy growth. Both corporate and retail banking businesses maintained healthy and stable growth. New products "You Ji Dai" (有機貸) and "Ying Dong Li – Corporate Cash Management" (贏動力 • 企業現金管理) brand were launched and the number of credit cards in circulation has accumulated to 420,000.

The building of a global investment platform for the investment business had achieved further breakthrough. Agreements in relation to partnership on global asset management was executed between the Company and Fortis Bank NV/SA, under which, the Company agreed to acquire approximately 50% shareholding interest in Fortis Investment Management NV/SA, the global asset management business of Fortis SA/NV, and we expected that this would accelerate our pace in setting up a global asset management and QDII business platform. Meanwhile, our third party assets management business had continued to expand, operation of our non capital market investment had achieved steady progress, investment banking and innovative businesses for our securities business had achieved encouraging results, the first asset pool management plan was successfully launched and our trust business realized steady improvement both in added scale and quality.

In the first quarter of 2008, despite the remarkable results of our businesses, there also existed certain challenges, such as the increase in combined ratio of our property and casualty insurance business as a result of the snow storm in early 2008 as well as the impact on the stability of our investment income as a result of the volatile domestic capital market. In view of these, the Company will adopt appropriate measures to actively address these issues and further strengthen the development of the fundamentals of the Company, with an aim to realizing sustainable and healthy growth in our profitability.

4. SIGNIFICANT EVENTS

(1) On January 18, 2008, the seventeenth meeting of the seventh board of directors of the Company considered and approved (i) "Resolution in relation to the Proposed Issue of A Shares by the Company to Unspecific Targets" pursuant to which the Company proposed to issue not more than 1,200,000,000 A Shares, representing approximately 16.34% of the total issued share capital of the Company as at March 31, 2008; and (ii) "Resolution in relation to the Proposed Issue of A Share Bonds with Warrants" pursuant to which the Company proposed to issue A share bonds with warrants in the principal amount of not more than RMB41.2 billion in the PRC to institutional and public investors in the PRC respectively (hereinafter collectively referred to as the "Proposed Issues"). On March 5, 2008, the Proposed Issues were considered and approved at the First Extraordinary General Meeting of 2008, the First A Shareholders Class Meeting of 2008 and the First H Shareholders Class Meeting of 2008 respectively. The Proposed Issues are still subject to the approval of the China Securities Regulatory Commission.

For details of the Proposed Issues, please refer to the relevant announcements published by the Company in the Shanghai Securities News, the China Securities Journal, the Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on January 21, 2008 and March 6, 2008 respectively and the announcements dated January 18, 2008 and March 5, 2008 respectively and the circular dated February 13, 2008 published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn) respectively.

(2) On March 19, 2008, the "Resolution in relation to the Investment in Fortis Investment Management NV/SA" was approved at the eighteenth meeting of the seventh board of directors of the Company, pursuant to which the Company entered into a Sale and Purchase Agreement on April 2, 2008 with Fortis Bank NV/SA to acquire from Fortis Bank NV/SA at a price of €2.15 billion (subject to adjustment) 1,000,000 issued shares in Fortis Investment Management NV/SA, which at completion will constitute approximately 50% of the issued and fully diluted share capital of Fortis Investment Management NV/SA after its acquisition of the entire issued share capital of ABN AMRO Asset Management Holding N.V. and having combined with the asset management business (excluding certain non core assets) of ABN AMRO Asset Management Holding N.V., which used to be the holding company of the asset management business of ABN AMRO Bank NV (the "Acquisition"). On the date of the Sale and Purchase Agreement, the Company also entered into the Shareholders' Agreement, the Deed of Indemnity and certain trademark and name licence agreements in relation to the Acquisition.

For details, please refer to the relevant announcements published by the Company in the Shanghai Securities News, the China Securities Journal, the Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on March 20, 2008 and April 3, 2008 respectively and the announcements dated March 19, 2008 and April 2, 2008 respectively and the circular dated April 23, 2008 published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn) respectively.

5. UNDERTAKINGS

After the initial public offering of the A Shares of the Company, 389,592,366 domestic shares held by Shenzhen New Horse Investment Development Co., Ltd., 331,117,788 domestic shares held by Shenzhen Jingao Industrial Development Co., Ltd. and 139,112,886 domestic shares held by Shenzhen Jiangnan Industrial Development Co., Ltd. became tradable A Shares subject to a trading moratorium of 36 months from the date of listing of the A Shares of the Company, and 2,776,586,596 domestic shares held by the other 50 domestic shareholders became tradable A Shares subject to a trading moratorium of 12 months from the date of listing of the A Shares of the Company. 345,000,000 shares held by strategic investors of the Company through strategic placing were subject to a trading moratorium of 12 months from the date of listing of A Shares of the Company. During the Reporting Period, Shenzhen New Horse Investment Development Co., Ltd., Shenzhen Jingao Industrial Development Co., Ltd. and Shenzhen Jiangnan Industrial Development Co., Ltd. did not dispose of any A Share of the Company held by them, and the trading moratorium of the other 50 domestic shareholders and strategic investors as mentioned above has expired on March 1, 2008.

6. FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

(1) Condensed Consolidated Income Statement

For the three months ended March 31, 2008

For the three months ended March 31, (in RMB million)	**(Unaudited) 2008**	(Unaudited) 2007
Gross written premiums and policy fees	**28,072**	21,221
Less: Premiums ceded to reinsurers	**(1,848)**	(1,166)
Net written premiums and policy fees	**26,224**	20,055
Increase in unearned premium reserves, net	**(1,524)**	(985)
Net earned premiums	**24,700**	19,070
Reinsurance commission income	**340**	315
Interest income of banking operations	**1,672**	971
Other fees and commission income	**633**	626
Investment income	**8,023**	12,313
Share of profit or loss of associates	**(10)**	–
Other income	**227**	183
Total income	**35,585**	33,478
Change in deferred policy acquisition costs	**2,515**	1,792
Claims and policyholders' benefits	**(21,389)**	(22,210)
Commission expenses of insurance operations	**(3,551)**	(2,580)
Interest expenses of banking operations	**(590)**	(337)
Other fees and commission expenses	**(77)**	(79)
Loan loss provisions, net of reversals	**(1)**	(1)
Impairments of investments	**(32)**	–
Foreign currency losses	**(250)**	(136)
General and administrative expenses	**(3,378)**	(3,270)
Other expenses	**(272)**	(86)
Total expenses	**(27,025)**	(26,907)
Operating profit before tax	**8,560**	6,571
Income taxes	**(1,339)**	(696)
Net profit	**7,221**	5,875
Attributable to:		
– Equity holders of the parent	**7,101**	5,744
– Minority interests	**120**	131
	7,221	5,875
	RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	**0.97**	0.87

(2) Consolidated Balance Sheet

As at March 31, 2008

(in RMB million)	(Unaudited) As at March 31, 2008	(Audited) As at December 31, 2007
ASSETS		
Balances with central bank and statutory deposits	**17,977**	20,794
Cash and amounts due from banks and other financial institutions	**93,616**	87,859
Fixed maturity investments	**266,714**	274,241
Equity investments	**101,114**	128,931
Derivative financial assets	**19**	177
Loans and advances to customers	**67,123**	63,125
Investment in associates	**2,938**	1,472
Premium receivables	**5,613**	4,434
Reinsurance assets	**5,955**	4,880
Policyholder account assets in respect of insurance contracts	**34,223**	34,871
Policyholder account assets in respect of investment contracts	**4,463**	4,622
Deferred policy acquisition costs	**43,820**	41,305
Investment properties	**3,630**	3,882
Property and equipment	**7,696**	8,165
Intangible assets	**9,931**	4,400
Deferred income tax assets	**680**	87
Other assets and receivables	**11,637**	8,053
Total assets	**677,149**	691,298
EQUITY AND LIABILITIES		
Equity		
Share capital	**7,345**	7,345
Reserves	**63,323**	81,322
Retained profits	**30,257**	23,155
Equity attributable to equity holders of the parent	**100,925**	111,822
Minority interests	**2,661**	2,029
Total equity	**103,586**	113,851

(in RMB million)	(Unaudited) As at March 31, 2008	(Audited) As at December 31, 2007
Liabilities		
Due to banks and other financial institutions	**16,317**	14,644
Assets sold under agreements to repurchase	**10,699**	13,556
Derivative financial liabilities	**236**	189
Customer deposits	**80,333**	91,925
Insurance contract liabilities	**424,238**	416,474
Investment contract liabilities for policyholders	**7,342**	5,421
Policyholder dividend payable and provisions	**9,490**	7,006
Income tax payable	**1,663**	807
Deferred income tax liabilities	**3,213**	6,369
Other liabilities	**20,032**	21,056
Total liabilities	**573,563**	577,447
Total equity and liabilities	**677,149**	691,298

(3) **Consolidated Cashflow Statement**
For the three months ended March 31, 2008

For the three months ended March 31, **(in RMB million)**	**(Unaudited)** **2008**	(Unaudited) 2007
Net cash from operating activities	**3,787**	16,633
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment properties, property and equipment, and intangible assets	**(360)**	(269)
Proceeds from disposal of investment properties, property and equipment, and intangible assets	–	1
Increase of investments, net	**(52,161)**	(27,548)
Term deposits withdrawal, net	**(6,679)**	20,849
Net cash outflow in acquisition of subsidiaries	**(1,230)**	(382)
Proceeds from assets purchased under agreements to resell	**25,331**	3,286
Interest received	**2,439**	2,013
Dividends received	**1,065**	913
Rentals received	**74**	68
Net cash outflow from other investing activities	**(226)**	(151)
Net cash outflow from investing activities for policyholders' accounts	**(2,004)**	(598)
Net cash used in investing activities	**(33,751)**	(1,818)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from share issued	–	38,222
Proceeds from sales in assets sold under agreements to repurchase, net	**(2,857)**	(11,877)
Proceeds from borrowed funds	**66**	8
Interest and dividend paid	**(518)**	–
Net cash inflow/(outflow) from financing activities for policyholders' accounts	**733**	(32)
Net cash from financing activities	**(2,576)**	26,321
Net increase in cash and cash equivalents	**(32,540)**	41,136
Net foreign exchange differences	**(244)**	(63)
Cash and cash equivalents at beginning of period	**96,296**	47,211
Cash and cash equivalents at end of period	**63,512**	88,284

(4) Reconciliation of GAAP Differences Between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

For the three months ended March 31,
(in RMB million)

Consolidated net profit	*Notes*	**2008**	2007
Financial statements prepared in accordance with IFRS		**7,101**	5,744
Unearned premium reserves	*(i)*	**114**	86
Policyholders' reserves for life insurance	*(ii)*	**(625)**	(452)
Deferred policy acquisition costs	*(iii)*	**(2,515)**	(1,791)
Deferred tax	*(iv)*	**764**	313
Minority interests and others		**21**	(50)
Financial statements prepared in accordance with PRC Accounting Standards		**4,860**	3,850

(in RMB million)

Consolidated equity	*Notes*	**As at March 31, 2008**	As at December 31, 2007
Financial statements prepared in accordance with IFRS		**100,925**	111,822
Unearned premium reserves	*(i)*	**(85)**	(199)
Policyholders' reserves for life insurance	*(ii)*	**34,637**	35,262
Deferred policy acquisition costs	*(iii)*	**(43,820)**	(41,305)
Deferred tax	*(iv)*	**2,311**	1,547
Minority interests and others		**130**	107
Financial statements prepared in accordance with PRC Accounting Standards		**94,098**	107,234

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries should be no less than 50% of the retained premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by China Insurance Regulatory Commission . Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

7. RELEASE OF RESULTS ANNOUNCEMENT

This results announcement is simultaneously available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn). This results announcement is prepared in accordance with the International Financial Reporting Standards. The results announcement for the first quarter of 2008 prepared in accordance with the PRC Accounting Standards will also be available on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Company (www.pingan.com.cn).

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, April 29, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce the unaudited results (the "First Quarter Results") of the Company and its subsidiaries (the "Group") for the three months ended March 31, 2008 (the "Reporting Period"). The Board of Directors of the Company and its audit committee have reviewed the First Quarter Results.

1. KEY FINANCIAL INFORMATION

During the Reporting Period, the key financial data prepared under International Financial Reporting Standards ("IFRS") are as follows:

(in RMB million)	As at March 31, 2008	As at December 31, 2007
Total assets	**677,149**	691,298
Total liabilities	**573,563**	577,447
Total equity	**103,586**	113,851

For the three months ended March 31, (in RMB million)	2008	2007
Total income	**35,585**	33,478
Net profit	**7,221**	5,875
Basic earnings per share (in RMB)	**0.97**	0.87

2. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES NOT SUBJECT TO TRADING MORATORIUM AS AT THE END OF THE REPORTING PERIOD

Total number of shareholders as at the end of the Reporting Period (shareholders)	Total number of shareholders was 374,312, of which 368,464 were holders of A shares and 5,848 were holders of H shares	
Particulars of top ten holders of listed shares not subject to trading moratorium		
Name of shareholders	**Number of listed shares not subject to moratorium held as at the end of the Reporting Period (share)**	**Class of shares**
HSBC Insurance Holdings Limited	618,886,334	H share
The Hongkong and Shanghai Banking Corporation Limited	613,929,279	H share
Shenzhen Investment Holdings Co., Ltd.	546,672,967	A share
Yuan Trust Investment Co., Ltd.	380,000,000	A share
Shenzhen Shum Yip Investment Development Company Limited	301,585,684	A share
Shenzhen Wuxin Yufu Industrial Co., Ltd	195,455,920	A share
Shenzhen Liye Group Limited	176,000,000	A share
Shanghai Huiye Industrial Co., Ltd.	166,800,000	A share
Guangzhou Hengde Trading Development Co., Ltd.	119,644,326	A share
Shanghai Huihua Industrial Co., Ltd.	113,800,000	A share

3. BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first quarter of 2008, the Company continued to strengthen its various business segments and pursue for valuable, sustainable and higher-than-market growth in accordance with its development strategies. Our three principal businesses, i.e. insurance, banking and investment, maintained good momentous growth. For the three months ended March 31, 2008, the Company realized a net profit of RMB7,221 million, representing an increase of 22.9% as compared with the corresponding period in 2007. Gross written premiums, policy fees and premium deposits amounted to RMB35,802 million, an increase of 35.1% as compared with the corresponding period in 2007.

Our insurance business continued to maintain relatively rapid growth. Life insurance business implemented the "Achieve a New Record High" and "Two Tier Market Development" strategies for effective and sustainable growth, resulting in the gross written premiums, policy fees and premium deposits of RMB28,221 million for the first quarter of 2008, representing an increase of 33.3% as compared with the corresponding period in 2007. The property and casualty insurance business also made a significant increase in market share and achieved gross written premiums of RMB7,581 million for the first quarter of 2008, representing an increase of 42.4% as compared with the corresponding period in 2007. Our new financial product "Ping An Li Cai Bao" (平安理財寶) under property and casualty insurance business was launched in the market and recorded satisfactory sales.

Our banking business had strived for further development while focusing on steady and healthy growth. Both corporate and retail banking businesses maintained healthy and stable growth. New products "You Ji Dai" (有機貸) and "Ying Dong Li – Corporate Cash Management" (贏動力 • 企業現金管理) brand were launched and the number of credit cards in circulation has accumulated to 420,000.

The building of a global investment platform for the investment business had achieved further breakthrough. Agreements in relation to partnership on global asset management was executed between the Company and Fortis Bank NV/SA, under which, the Company agreed to acquire approximately 50% shareholding interest in Fortis Investment Management NV/SA, the global asset management business of Fortis SA/NV, and we expected that this would accelerate our pace in setting up a global asset management and QDII business platform. Meanwhile, our third party assets management business had continued to expand, operation of our non capital market investment had achieved steady progress, investment banking and innovative businesses for our securities business had achieved encouraging results, the first asset pool management plan was successfully launched and our trust business realized steady improvement both in added scale and quality.

In the first quarter of 2008, despite the remarkable results of our businesses, there also existed certain challenges, such as the increase in combined ratio of our property and casualty insurance business as a result of the snow storm in early 2008 as well as the impact on the stability of our investment income as a result of the volatile domestic capital market. In view of these, the Company will adopt appropriate measures to actively address these issues and further strengthen the development of the fundamentals of the Company, with an aim to realizing sustainable and healthy growth in our profitability.

4. SIGNIFICANT EVENTS

(1) On January 18, 2008, the seventeenth meeting of the seventh board of directors of the Company considered and approved (i) "Resolution in relation to the Proposed Issue of A Shares by the Company to Unspecific Targets" pursuant to which the Company proposed to issue not more than 1,200,000,000 A Shares, representing approximately 16.34% of the total issued share capital of the Company as at March 31, 2008; and (ii) "Resolution in relation to the Proposed Issue of A Share Bonds with Warrants" pursuant to which the Company proposed to issue A share bonds with warrants in the principal amount of not more than RMB41.2 billion in the PRC to institutional and public investors in the PRC respectively (hereinafter collectively referred to as the "Proposed Issues"). On March 5, 2008, the Proposed Issues were considered and approved at the First Extraordinary General Meeting of 2008, the First A Shareholders Class Meeting of 2008 and the First H Shareholders Class Meeting of 2008 respectively. The Proposed Issues are still subject to the approval of the China Securities Regulatory Commission.

For details of the Proposed Issues, please refer to the relevant announcements published by the Company in the Shanghai Securities News, the China Securities Journal, the Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on January 21, 2008 and March 6, 2008 respectively and the announcements dated January 18, 2008 and March 5, 2008 respectively and the circular dated February 13, 2008 published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn) respectively.

(2) On March 19, 2008, the "Resolution in relation to the Investment in Fortis Investment Management NV/SA" was approved at the eighteenth meeting of the seventh board of directors of the Company, pursuant to which the Company entered into a Sale and Purchase Agreement on April 2, 2008 with Fortis Bank NV/SA to acquire from Fortis Bank NV/SA at a price of €2.15 billion (subject to adjustment) 1,000,000 issued shares in Fortis Investment Management NV/SA, which at completion will constitute approximately 50% of the issued and fully diluted share capital of Fortis Investment Management NV/SA after its acquisition of the entire issued share capital of ABN AMRO Asset Management Holding N.V. and having combined with the asset management business (excluding certain non core assets) of ABN AMRO Asset Management Holding N.V., which used to be the holding company of the asset management business of ABN AMRO Bank NV (the "Acquisition"). On the date of the Sale and Purchase Agreement, the Company also entered into the Shareholders' Agreement, the Deed of Indemnity and certain trademark and name licence agreements in relation to the Acquisition.

For details, please refer to the relevant announcements published by the Company in the Shanghai Securities News, the China Securities Journal, the Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on March 20, 2008 and April 3, 2008 respectively and the announcements dated March 19, 2008 and April 2, 2008 respectively and the circular dated April 23, 2008 published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn) respectively.

5. UNDERTAKINGS

After the initial public offering of the A Shares of the Company, 389,592,366 domestic shares held by Shenzhen New Horse Investment Development Co., Ltd., 331,117,788 domestic shares held by Shenzhen Jingao Industrial Development Co., Ltd. and 139,112,886 domestic shares held by Shenzhen Jiangnan Industrial Development Co., Ltd. became tradable A Shares subject to a trading moratorium of 36 months from the date of listing of the A Shares of the Company, and 2,776,586,596 domestic shares held by the other 50 domestic shareholders became tradable A Shares subject to a trading moratorium of 12 months from the date of listing of the A Shares of the Company. 345,000,000 shares held by strategic investors of the Company through strategic placing were subject to a trading moratorium of 12 months from the date of listing of A Shares of the Company. During the Reporting Period, Shenzhen New Horse Investment Development Co., Ltd., Shenzhen Jingao Industrial Development Co., Ltd. and Shenzhen Jiangnan Industrial Development Co., Ltd. did not dispose of any A Share of the Company held by them, and the trading moratorium of the other 50 domestic shareholders and strategic investors as mentioned above has expired on March 1, 2008.

6. FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

(1) Condensed Consolidated Income Statement

For the three months ended March 31, 2008

For the three months ended March 31, (in RMB million)	(Unaudited) 2008	(Unaudited) 2007
Gross written premiums and policy fees	**28,072**	21,221
Less: Premiums ceded to reinsurers	**(1,848)**	(1,166)
Net written premiums and policy fees	**26,224**	20,055
Increase in unearned premium reserves, net	**(1,524)**	(985)
Net earned premiums	**24,700**	19,070
Reinsurance commission income	**340**	315
Interest income of banking operations	**1,672**	971
Other fees and commission income	**633**	626
Investment income	**8,023**	12,313
Share of profit or loss of associates	**(10)**	–
Other income	**227**	183
Total income	**35,585**	33,478
Change in deferred policy acquisition costs	**2,515**	1,792
Claims and policyholders' benefits	**(21,389)**	(22,210)
Commission expenses of insurance operations	**(3,551)**	(2,580)
Interest expenses of banking operations	**(590)**	(337)
Other fees and commission expenses	**(77)**	(79)
Loan loss provisions, net of reversals	**(1)**	(1)
Impairments of investments	**(32)**	–
Foreign currency losses	**(250)**	(136)
General and administrative expenses	**(3,378)**	(3,270)
Other expenses	**(272)**	(86)
Total expenses	**(27,025)**	(26,907)
Operating profit before tax	**8,560**	6,571
Income taxes	**(1,339)**	(696)
Net profit	**7,221**	5,875
Attributable to:		
– Equity holders of the parent	**7,101**	5,744
– Minority interests	**120**	131
	7,221	5,875
	RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	**0.97**	0.87

(2) Consolidated Balance Sheet

As at March 31, 2008

(in RMB million)	**(Unaudited) As at March 31, 2008**	(Audited) As at December 31, 2007
ASSETS		
Balances with central bank and statutory deposits	**17,977**	20,794
Cash and amounts due from banks and other financial institutions	**93,616**	87,859
Fixed maturity investments	**266,714**	274,241
Equity investments	**101,114**	128,931
Derivative financial assets	**19**	177
Loans and advances to customers	**67,123**	63,125
Investment in associates	**2,938**	1,472
Premium receivables	**5,613**	4,434
Reinsurance assets	**5,955**	4,880
Policyholder account assets in respect of insurance contracts	**34,223**	34,871
Policyholder account assets in respect of investment contracts	**4,463**	4,622
Deferred policy acquisition costs	**43,820**	41,305
Investment properties	**3,630**	3,882
Property and equipment	**7,696**	8,165
Intangible assets	**9,931**	4,400
Deferred income tax assets	**680**	87
Other assets and receivables	**11,637**	8,053
Total assets	**677,149**	691,298
EQUITY AND LIABILITIES		
Equity		
Share capital	**7,345**	7,345
Reserves	**63,323**	81,322
Retained profits	**30,257**	23,155
Equity attributable to equity holders of the parent	**100,925**	111,822
Minority interests	**2,661**	2,029
Total equity	**103,586**	113,851

(in RMB million)	(Unaudited) As at March 31, 2008	(Audited) As at December 31, 2007
Liabilities		
Due to banks and other financial institutions	**16,317**	14,644
Assets sold under agreements to repurchase	**10,699**	13,556
Derivative financial liabilities	**236**	189
Customer deposits	**80,333**	91,925
Insurance contract liabilities	**424,238**	416,474
Investment contract liabilities for policyholders	**7,342**	5,421
Policyholder dividend payable and provisions	**9,490**	7,006
Income tax payable	**1,663**	807
Deferred income tax liabilities	**3,213**	6,369
Other liabilities	**20,032**	21,056
Total liabilities	**573,563**	577,447
Total equity and liabilities	**677,149**	691,298

(3) **Consolidated Cashflow Statement**
For the three months ended March 31, 2008

For the three months ended March 31, **(in RMB million)**	**(Unaudited)** **2008**	(Unaudited) 2007
Net cash from operating activities	**3,787**	16,633
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment properties, property and equipment, and intangible assets	**(360)**	(269)
Proceeds from disposal of investment properties, property and equipment, and intangible assets	–	1
Increase of investments, net	**(52,161)**	(27,548)
Term deposits withdrawal, net	**(6,679)**	20,849
Net cash outflow in acquisition of subsidiaries	**(1,230)**	(382)
Proceeds from assets purchased under agreements to resell	**25,331**	3,286
Interest received	**2,439**	2,013
Dividends received	**1,065**	913
Rentals received	**74**	68
Net cash outflow from other investing activities	**(226)**	(151)
Net cash outflow from investing activities for policyholders' accounts	**(2,004)**	(598)
Net cash used in investing activities	**(33,751)**	(1,818)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from share issued	–	38,222
Proceeds from sales in assets sold under agreements to repurchase, net	**(2,857)**	(11,877)
Proceeds from borrowed funds	**66**	8
Interest and dividend paid	**(518)**	–
Net cash inflow/(outflow) from financing activities for policyholders' accounts	**733**	(32)
Net cash from financing activities	**(2,576)**	26,321
Net increase in cash and cash equivalents	**(32,540)**	41,136
Net foreign exchange differences	**(244)**	(63)
Cash and cash equivalents at beginning of period	**96,296**	47,211
Cash and cash equivalents at end of period	**63,512**	88,284

(4) Reconciliation of GAAP Differences Between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

For the three months ended March 31, (in RMB million) Consolidated net profit	Notes	2008	2007
Financial statements prepared in accordance with IFRS		**7,101**	5,744
Unearned premium reserves	*(i)*	**114**	86
Policyholders' reserves for life insurance	*(ii)*	**(625)**	(452)
Deferred policy acquisition costs	*(iii)*	**(2,515)**	(1,791)
Deferred tax	*(iv)*	**764**	313
Minority interests and others		**21**	(50)
Financial statements prepared in accordance with PRC Accounting Standards		**4,860**	3,850

(in RMB million) Consolidated equity	Notes	As at March 31, 2008	As at December 31, 2007
Financial statements prepared in accordance with IFRS		**100,925**	111,822
Unearned premium reserves	*(i)*	**(85)**	(199)
Policyholders' reserves for life insurance	*(ii)*	**34,637**	35,262
Deferred policy acquisition costs	*(iii)*	**(43,820)**	(41,305)
Deferred tax	*(iv)*	**2,311**	1,547
Minority interests and others		**130**	107
Financial statements prepared in accordance with PRC Accounting Standards		**94,098**	107,234

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries should be no less than 50% of the retained premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by China Insurance Regulatory Commission . Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

7. RELEASE OF RESULTS ANNOUNCEMENT

This results announcement is simultaneously available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.pingan.com.cn). This results announcement is prepared in accordance with the International Financial Reporting Standards. The results announcement for the first quarter of 2008 prepared in accordance with the PRC Accounting Standards will also be available on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Company (www.pingan.com.cn).

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, April 29, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to March 31, 2008 were RMB27,672.77 million, RMB7,515.35 million, RMB4.19 million and RMB543.17 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, April 17, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Date of Board Meeting

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") hereby announces that a meeting of the Board will be held at Four Seasons Hotel, Hamilton Place, Park Lane, London, United Kingdom at 3:00 p.m., Hong Kong time (i.e. 8:00 a.m., London time), on Tuesday, April 29, 2008 for the purposes of, among other matters, considering and approving the first quarterly results of the Company for the 3 months ended March 31, 2008.

By Order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, April 17, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年4月9日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中國平安保險（集團）股份有限公司
澄清公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司注意到，自本公司2007年A股年報於2008年3月20日公佈後，有部份媒體刊登或轉載了針對本公司高管薪酬的相關報道，同時也有部份媒體將本公司子公司中國平安財產保險股份有限公司（以下簡稱「平安產險」）交強險的經營與本公司高管薪酬進行了聯繫。針對前述報道，本公司鄭重聲明如下：

1. 本公司是一家非國有的股份制金融服務企業，並立志成為「綜合金融，國際領先」的綜合金融集團。本公司從1994年開始實行人才國際化戰略，到目前為止，公司前100位高級管理人員中，2/3是來自海外著名跨國公司。本公司為吸引和保留國際一流的人才，提升本公司的綜合競爭能力，於10年前就製定了「一個公司，兩種制度」的薪酬體系，外籍員工和執行董事適用與國際化相匹配的薪酬體系。該薪酬體系由董事會聘請獨立的國際薪酬顧問機構，參照國內外行業水平製定以及經董事會薪酬委員會和股東大會批准。公司執行董事的薪酬也經過了董事會和股東大會的審議通過。本公司執行董事和高管的相關薪酬情況，按照相關法律法規的要求，在本公司的定期報告或相關公告中予以了及時的披露。

   本公司2007年A股年報披露的公司高管薪酬的增長，主要是因為本公司利潤和股價大幅上升，使得獎金和長期獎勵相應的增加。具體而言，一是2007年業績高速增長產生的績效獎金。根據中國會計準則，本公司2007年淨利潤增長了107.9%，執行董事和高管獎金也因利潤的增長而增加。二是2004年H股上市時設置的與H股股價掛鈎的長期獎勵計劃的兑現。本公司以2004年6月24日H股上市發行價港幣10.33元作為虛擬期權首期授予價格，由於本公司近幾年業績的持續穩健增長（按照國際財務報告準則編製的財務報表，本公司2007年淨利潤較2004年淨利潤增長5.1倍），2007年虛擬期權首次兑現時，行權價格為港幣52.74元，因此導致公司包括高管在內的激勵對象的收入有較大幅度的提升。詳細內容可參見本公司2007年A股年報第23-25頁。

2. 本公司與平安產險是兩個獨立的法人實體，按《公司法》和公司治理的要求，實行完全獨立的成本核算，分別獨立接受中國保險監督管理委員會（以下簡稱「中國保監會」）的監管。交強險是平安產險經營的一項日常業務，本公司作為集團控股公司，不經營任何具體業務。平安產險收取的交強險費用完全用於經營交強險所發生的各類費用開支，而本公司所有的管理成本包括高管的薪酬成本完全由本公司支付。根據中國保監會公佈的2006年7月1日至2007年6月30日期間經審計的各公司交強險財務報告，行業平均的交強險經營費用佔保費收入的比率是27.74%，而平安產險的比率是26.18%，低於行業平均水平。另外，從業務構成來看，交強險在平安產險業務收入中佔比不到四分之一，而平安產險對集團淨利潤貢獻佔比僅為10%左右。

本公司認為，前述將交強險與公司高管薪酬掛鉤的言論是不符合事實的。對於發佈這類嚴重失實的言論和利用媒體炒作的行為，本公司將根據事態的發展採取相應的法律措施，並保留一切追訴的權利。

本公司鄭重提醒投資者，本公司的信息披露指定媒體為《上海證券報》、《中國證券報》、《證券時報》、上海證券交易所網站（www.sse.com.cn）以及香港聯合證券交易所網站（www.hkex.com.hk）。本公司發佈的信息以在上述指定報刊和網站刊登的公告為準，請廣大投資者理性投資，注意風險。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年4月9日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting dated March 27, 2008 ("AGM Notice") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") for the annual general meeting to be held on May 13, 2008 ("AGM") and contains the resolutions to be considered before the AGM.

WHEREAS

The articles of association of the Company provides that a shareholder holding 3% or more of the issued share capital of the Company may propose a resolution to be put forward at a general meeting. Shenzhen New Horse Investment Development Co., Ltd., a shareholder of the Company holding approximately 5.30% of the total issued share capital of the Company, has submitted to the Company an additional resolution to be proposed at the forthcoming AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM which will be held, as originally scheduled, at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC, will consider and, if thought fit, pass the following resolution in addition to the resolutions set out in the AGM Notice.

ORDINARY RESOLUTION

12. To authorize the chairman and the secretary of the board of directors of the Company to renew annually thereafter the liability insurance for the Company's directors, supervisors and senior management on the basis that the insurance coverage remains substantially unchanged and the insured sum does not exceed the original amount, and to execute all necessary legal documents and to make any appropriate disclosure if necessary.

By Order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 11, 2008

Notes:

(1) The Company has since 2004 been taking out liability insurance for its directors, supervisors and senior management. The current policies run from June 14, 2007 and will expire on June 13, 2008. Details of the current insurance arrangements are as follows:

  (i) Insurer: Ping An Property and Casualty Insurance Company of China, Ltd.

  (ii) Insured: Ping An Insurance (Group) Company of China, Ltd. (including directors, supervisors and senior management)

  (iii) Insurance broker: Beijing HSBC Insurance Brokers Limited Guangzhou Branch

  (iv) Insurance coverage: Economic losses suffered by third parties as a result of misconduct of the Company's directors, supervisors or senior management in the course of carrying out their duties, which economic losses are to be compensated under law shall be met by the insurer in accordance with the insurance agreement.

  (v) Insured sum: USD30 million

  (vi) Insurance Premium: RMB4.2 million

  It is proposed that the insurance arrangements will be taken out on the same basis subject to any changes in light of the prevailing insurance and reinsurance market conditions.

(2) The original proxy form was despatched to shareholders together with the annual report of the Company for 2007 on March 27, 2008 (the "Original Proxy Form"). A revised proxy form containing the newly proposed resolution (the "Revised Proxy Form") is enclosed with this supplemental notice. Shareholders are requested to complete and return the Revised Proxy Form in accordance with the instructions printed thereon. If no Revised Proxy Form duly completed and returned is lodged with the Company, the Original Proxy Form lodged will be treated as valid if duly completed and returned. The proxy so appointed will be entitled to vote at his discretion or abstain on the newly proposed resolution no. 12 properly put to the AGM. If a duly completed and returned Revised Proxy Form is lodged with the Company, the Revised Proxy Form will supersede the Original Proxy Form in its entirety. If the Company receives, in addition to a duly completed and returned Original Proxy Form, a duly completed and returned Revised Proxy Form only for the newly proposed resolution, the Company will treat both the Original Proxy Form and the Revised Proxy Form as valid.

(3) Save for the inclusion of the additional resolution, there are no other changes to the resolutions set out in the AGM Notice dated March 27, 2008. Please refer to the AGM Notice, including the notes thereto, for details in respect of other resolutions to be passed at the AGM, eligibility for attendance, proxy, registration procedures, closure of register of members and other relevant matters.

As at the date of this supplemental notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Revised Form of proxy for the Annual General Meeting to be held on Tuesday, May 13, 2008

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________ A Shares/H Shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3)

or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on Tuesday, May 13, 2008 at Ping An School of Financial Services, Kukeng, Guanlan, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)	Abstention (Note 4)
1.	To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2007.			
2.	To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2007.			
3.	To consider and approve the annual report and its summary of the Company for the year ended December 31, 2007.			
4.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2007.			
5.	To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2007.			
6.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.			
7.	To consider and approve the appointment of Mr. Clive Bannister as a non-executive director of the Company to hold office until the expiry of the term of the existing Board of Directors.			
8.	To consider the "Report on the Performance of Independent Non-executive Directors".			
9.	To consider the "Report on the Use of Proceeds of the Funds Raised Previously".			
10.	To consider and authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time.			
	SPECIAL RESOLUTIONS			
11.	To give a general mandate to the Board of Directors to issue, allot and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.			
	ORDINARY RESOLUTION			
12.	To authorize the chairman and the secretary of the board of directors of the Company to renew annually thereafter the liability insurance for the Company's directors, supervisors and senior management on the basis that the insurance coverage remains substantially unchanged and the insured sum does not exceed the original amount, and to execute all necessary legal documents and to make any appropriate disclosure if necessary.			

Date: ______________________ 2008   Signature(s) (Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (A Shares or H Shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN IN A RESOLUTION, TICK IN THE BOX MARKED "ABSTENTION".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This revised form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the revised form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the revised form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the China Securities Depositary and Clearing Corporation Limited for holders of A Shares and at the H Share registrar of the Company for holders of H Shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a revised form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.
9. The original proxy form was despatched to shareholders together with the annual report of the Company for 2007 on 27 March 2008. **If no revised proxy form duly completed and returned is lodged with the Company, the original proxy form lodged will be treated as valid if duly completed and returned. The proxy so appointed will be entitled to vote at his discretion or abstain on the newly proposed resolution no. 12 properly put to the Meeting. If a duly completed and returned revised proxy form is lodged with the Company, the revised proxy form will supersede the original proxy form in its entirety. If the Company receives, in addition to a duly completed and returned original proxy form, a duly completed and returned revised proxy form only for the newly proposed resolution, the Company will treat both the original proxy form and the revised proxy form as valid.**

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION ACQUISITION OF AN INTEREST IN FORTIS INVESTMENT MANAGEMENT NV/SA

On 2 April, 2008, the Company entered into the Sale and Purchase Agreement to acquire from Fortis at a price of €2.15 billion (approximately HK$26.14 billion), the Interest, being 1,000,000 issued shares in the JV and which at Completion will constitute approximately 50% of the issued and fully diluted share capital of the JV, a company incorporated in Belgium which is the holding company of the global asset management business of Fortis Parent and will, through holding the entire issued share capital of AAAM, merge with AAAM and acquire its asset management business (excluding certain non core assets).

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as each of the profits and consideration ratios of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Acquisition will be dispatched to shareholders of the Company as soon as possible after the publication of this announcement for information purpose.

THE ACQUISITION

Reference is made to the announcement issued by the Company on 19 March 2008 relating to the entering of a memorandum of understanding between the Company and Fortis in respect of the proposed acquisition by the Company of the Interest in the JV.

On 2 April, 2008, the Company entered into the Sale and Purchase Agreement with Fortis to acquire at a price of €2.15 billion (approximately HK$26.14 billion) subject to adjustment, the Interest, being 1,000,000 issued shares in the JV and which at Completion will constitute approximately 50% of the issued and fully diluted share capital of the JV, a company incorporated in Belgium which is the holding company of the global asset management business of Fortis Parent and will, through holding the entire issued share capital of AAAM, merge with AAAM and acquire its asset management business (excluding certain non core assets). To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Fortis and its ultimate beneficial owners are Independent Third Parties. The parties agree that the total shareholding of Fortis and Fortis Lux in the JV will be one share more than that of the Company.

THE SALE AND PURCHASE AGREEMENT AND DEED OF INDEMNITY:

(1) The consideration for the Acquisition is €2.15 billion (approximately HK$26.14 billion) (subject to adjustment) which was arrived at after arm's length negotiations based on the parties' intrinsic valuations of the future prospects of the pro-forma business and based on the due diligence carried out by the Company. The adjustments to the consideration include (i) the regulatory capital shortfall; and (ii) adjustment for expenditure for integration which cannot be fully reflected in the set of consolidated financial statements in respect of the period from 1 January 2008 to Completion of the Fortis group and AAAM group ("Completion Date Financial Statements") The consideration for the Acquisition will be paid in cash on Completion and funded by internal resources of the Group. Fortis agreed to pay the Company, within ten business days following the day on which the Completion Date Financial Statements are determined, as a reduction to the consideration, an amount, if any, equal to the percentage of all the issued shares held by the Company of the regulatory capital shortfall. Regulatory capital shortfall equals to any shortfall of the actual regulatory capital as reflected in the completion date financial statements compared to the deliverable regulatory capital. Deliverable regulatory capital means 110% of the minimum regulatory capital and minimum regulatory capital means the minimum level of regulatory capital that is required by the JV group on a consolidated basis under the applicable law as of Completion except where regulatory capital is required on an individual basis.

(2) The Acquisition is conditional upon:

(a) the passing at a duly convened extraordinary general meeting of Fortis of such resolution(s) as may be necessary to approve the put option related to a change of control event as described in the Shareholders' Agreement;

(b) the Dropdown Scheme and the Separation Plan (as defined below) having been duly and validly completed in accordance with the steps outlined therein and all applicable laws and in accordance with clause 5.6 of the Sale and Purchase Agreement;

(c) the Company having obtained approval from CIRC in respect of the transactions referred to in the Sale and Purchase Agreement;

(d) all necessary approvals from or necessary filings with relevant regulatory authorities having been obtained or made, as the case may be;

(e) in respect of the Sale and Purchase Agreement and the transactions referred to in it, all competition and anti-trust related filings or registrations that are necessary (or deemed reasonably necessary by the Company) having been made and either all declarations or approvals that the transactions are not anti-competitive having been obtained or confirmations that the transactions will not be referred for further review having been obtained, and all applicable waiting periods having expired or been terminated (except in the case of jurisdictions where Completion is permitted prior to the applicable waiting periods having expired or been terminated, in relation to which the Company may waive this requirement), and there is no injunction, restraining order or other related order or any other legal or regulatory restraint or prohibition having the force of law having been issued or made by any court of competent jurisdiction or governmental or regulatory authority or any other person which prevents Completion from taking place;

(f) no change in control in Fortis and/or Fortis Lux having taken place and the particulars with respect to the JV set out in the Sale and Purchase Agreement being true, correct and accurate;

(g) no change in control in the Company having taken place;

(h) no material adverse change occurring between the date of the Sale and Purchase Agreement and Completion; provided that no deterioration resulting from any one or more of the following shall constitute a material adverse change:

(A) changes in the economy generally;

(B) any matter affecting any group company which affects businesses in the same industry, sector or market as any group company in a similar manner and to a similar extent, including market impact;

(C) any matter reflected in the transaction documents, the financial statements or any matter or circumstance of which the Company has actual, imputed or constructive knowledge at the date of the Sale and Purchase Agreement;

(D) any matter required to be done pursuant to any of the transaction documents or expressly consented to by the Company after the date of the Sale and Purchase Agreement;

(E) the fact that the Company is the purchaser of the Interest; or

(F) any act of the Company or any member of the Group, whether before, on or after the date of the Sale and Purchase Agreement which is not required by any applicable law;

(i) receipt by the Company of the audited 2007 financial statements for the JV and its subsidiaries and the AAAM and its subsidiaries and relevant AAAM statutory entities, together with a reconciliation of these audited financial statements to the consolidated balance sheet, consolidated profit and loss account, equity requirement credit risk calculation (by asset class) and other relevant schedules as at 31 December 2007 (the "Pro Forma Financial Statements"), not materially deviating from the Pro Forma Financial Statements, it being understood that, for the purposes of the clause, "material" shall mean a deviation of more than 10% in the net profits or net revenues; and

(j) the unconditional and irrevocable release of all security granted over the shares in and assets of AAAM and its subsidiaries and affiliated entities pursuant to the EUR 1.5 billion facility granted by ABN AMRO Bank N.V. to AAAM.

Pursuant to the terms of the Sale and Purchase Agreement, the Company may waive conditions(a), (f), (h), (i) and (j) above (either in whole or in part) at any time by giving notice to Fortis and Fortis may waive condition (g) above (either in whole or in part) at any time by giving notice to the Company. If all the conditions are not satisfied, or waived on or before 31 October 2008, the Sale and Purchase Agreement shall lapse and cease to have effect except in relation to any accrued rights or liabilities of either party.

(3) The parties agree to enter into good faith discussions prior to Completion for the conclusion of a technical assistance agreement between the JV and the Company, to take effect on and from Completion.

As of the date of this Announcement, Fortis Parent, through its wholly-owned subsidiaries Fortis and Fortis Lux, indirectly holds a 100% equity interest in the JV. Following Completion, the JV will be owned as to 1,000,000 shares, representing approximately 50% of the issued share capital of the JV, by the Company and as to 1,000,001 shares by, Fortis Parent (through its wholly-owned subsidiaries Fortis and Fortis Lux), which will own one share in the JV more than that of the Company.

Fortis and the Company also entered into a deed of indemnity on the same date as the Sale and Purchase Agreement and effective upon Completion. Pursuant to the deed of indemnity, Fortis agreed to indemnify the Company for tax matters; pension liabilities; identified litigation; identified regulatory risks; past disposals liabilities; matters relating to "clean balance sheet" including seed capital commitments, all CDOs (collateralized debt obligation) which are subprime related and regulatory capital on or before Completion. As at 31 December, 2007, the JV had approximately €23 million (net of provision) in CDO (collateralized debt obligation) and CLO (collateralized loan obligation) exposure and Fortis has agreed to fully indemnify the Company against any impairment in their value.

THE SHAREHOLDERS' AGREEMENT

Pursuant to the Shareholders' Agreement entered into between the Company, Fortis, Fortis Lux and the JV on the same date as the Sale and Purchase Agreement effective upon Completion, the Shareholders agree:

(1) The business of the JV shall be the carrying on of a global asset management business and the JV will be used as the parties' primary entity outside PRC to manufacture global asset management business products for customers. The JV will hold all the assets relating to the asset management business of the Fortis Parent globally (including for the avoidance of doubt the asset management business of AAAM, other than the non core assets) and certain asset management business activities of the Company in Hong Kong.

(2) The Company shall appoint the JV as a preferred provider to it for its global asset management business needs and requirements and the JV shall provide the requisite services on preferred terms.

(3) The JV will be renamed as "平安富通投資管理集團控股公司" in Chinese and "Fortis – Ping An Investment Management Group Holdings Limited" in English.

(4) The board of directors of the JV will comprise of two executive directors, six non-executive directors and four independent directors. Fortis will be entitled to nominate all the executive directors of the JV. The executive directors shall be the CEO and the next most senior member of the executive committee apart from the CEO. Fortis and the Company will each nominate three non-executive directors and propose two independent directors. The chairperson of board of directors of the JV will be a director nominated by Fortis. The chairperson of the board of directors is entitled to a casting vote in the event of tied votes on the board. The Company will also nominate a member to each of the remuneration and promotion committee and the audit committee of the JV and have a representative attend meetings of the Asian management committee of the JV as an observer, as well as second investment professionals to the JV's offices in Asia where it matches the requirements of the JV.

(5) Upon Completion, the issued shares of the JV will be owned as to 1,000,000 shares by the Company and as to 1,000,001 shares by Fortis Parent (through its wholly-owned subsidiaries Fortis and Fortis Lux).

TRADE MARK LICENCE AGREEMENTS

Each of the Company and Fortis Parent have granted a worldwide, royalty-free and non-transferable licence to the JV for the use of their respective trademarks and brand names in carrying out the business of the JV, including the use of such names in the corporate and product names. ABN AMRO Bank N.V. has also granted a worldwide, non-transferable and royalty-free licence to the JV for the use of its trademarks and brand names in carrying out the business of the JV. These three licence agreements are entered into on the same date as the Sale and Purchase Agreement and will be effective upon Completion.

REASONS AND BENEFITS FOR THE ACQUISITION

The Company and Fortis intend to use the JV as their primary entity outside the PRC to carry out global asset management business. The JV will carry on a global asset management business and hold all the assets relating to asset management business of Fortis Parent globally (including the asset management business of AAAM but excluding certain non core assets) and certain asset management business activities of the Group in Hong Kong. Pursuant to the Sale and Purchase Agreement, the JV will manage certain assets that may be currently managed by a subsidiary of the Group in Hong Kong. This will be conducted as per a typical client/fund manager (sub advisory) relationship. As a result of the Acquisition, the Company will be able to further improve its integrated platform of financial services, significantly increase its global asset management capability, expedite its globalisation process and push forward the development of its asset management operations as its third core business. In addition, the Company is also expected to become even stronger in respect of its investment operations in both domestic and global markets and will therefore strengthen its capability to develop new QDII products and services for its domestic clients.

LISTING RULES IMPLICATIONS

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as each of the profits and consideration ratios of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Acquisition will be dispatched to the shareholders of the Company as soon as possible after the publication of this announcement for information purpose.

INFORMATION RELATING TO THE GROUP, FORTIS AND THE JV

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Fortis holds the banking business of Fortis Parent including retail banking, commercial and merchant banking and private banking.

Fortis Parent is an international financial service provider engaged in banking and insurance business. Shares in Fortis Parent are dually listed on Euronext Brussels and Euronext Amsterdam, and are secondarily listed on the Luxembourg Stock Exchange and Fortis Parent has a sponsored over-the-counter ADR programme in the United States. As at 31 December 2007, the total asset value and shareholders' equity of Fortis Parent were approximately €871.2 billion and €33.0 billion respectively. As at 29 February 2008, Fortis Parent had a market capitalisation of approximately €32.3 billion. As of 22 January 2008, Ping An Life, a subsidiary of the Company, is the single largest shareholder of Fortis Parent and held approximately 110 million shares of Fortis Parent, representing approximately 4.99% of Fortis Parent's issued share capital.

JV is a company incorporated in Belgium and is a subsidiary of Fortis with an aggregate issued share capital of 2,000,001 shares. JV is the holding company of Fortis Parent's global asset management business currently operating out of 19 countries (before taking into account AAAM's asset management business). JV has a globally integrated structure, with implementation coordinated through hubs in Paris, London, Brussels, Boston and Hong Kong. On or prior to the signing of the sale and purchase agreement, Fortis has entered into an agreement to acquire the entire issued share capital of AAAM and subsequently contribute such shares to JV (excluding certain non core assets) (**"Dropdown Scheme and Separation Plan"**). These excluded non-core assets and business of AAAM includes smaller stand-alone, "boutique" asset management companies, that, upon the merger of AAAM and JV, were deemed not to fit in with the strategic profile of the pro-forma business. Fortis Bank has elected to manage these companies separately from the JV. The acquisition of AAAM by the JV was initiated on 2 April 2008. AAAM was the global asset management unit of ABN AMRO Bank NV with over 1,600 employees and is locally represented in 27 countries worldwide. From its headquarters in Amsterdam, AAAM coordinates global asset management through the key regional centres of Amsterdam, London, Hong Kong, Sao Paolo and Chicago. Each centre is responsible for account management, management sales, marketing, client servicing and local product development in its region. After the acquisition of AAAM's asset management business, the JV has a presence in over 30 countries.

For the year ended 31 December 2007, reported unaudited net profits of the JV (before merger with AAAM) amounted to approximately €169 million before taxation and extraordinary items and net profits of approximately €124 million after taxation and extraordinary items. For the year ended 31 December 2007, AAAM unaudited net profits amounted to approximately €290 million before taxation and extraordinary items and net profits of approximately €186 million after taxation and extraordinary items. For the year ended 31 December 2007, the unaudited net asset value of the JV (before merger with AAAM) and of AAAM amounted to approximately €472 million and €527 million respectively.

For the year ended 31 December 2006, the unaudited net profits of the JV (before merger with AAAM) amounted to approximately €137 million before taxation and extraordinary items and net profits of approximately €98 million after taxation and extraordinary items.

2006 financial data of AAAM is not available and is considered not relevant for key investment decision making, due to numerous corporate restructuring and dynamic change in market situation of 2006 versus 2007, the scope of business and asset under management of AAAM had undergone significant changes, making the 2006 data not individually relevant for key investment decision making. As such, due diligence exercise is more focused on 2007 data and not 2006 data. The Company is of the view that 2006 comparatives figures may create incorrect trend expectation about the growth of the businesses in future and thus is not representative for forward looking purpose.

Unaudited asset under management of JV (before merger with AAAM) and AAAM as at 31 December 2007 are approximately €133 billion and €199 billion respectively. Unaudited asset under management of the JV(before merger with AAAM) and AAAM as at 31 December 2006 are approximately €121 billion and €200 billion respectively. It is currently expected that, subject to the actual outcome of the combination and restructuring of the JV and AAAM, the unaudited asset under management and the unaudited profits after tax and extraordinary items of the non-core businesses of AAAM to be excluded as at 31 December 2007 amount to approximately €87 billion and approximately €101 million respectively.

For the avoidance of doubt, all financial figures are unaudited and subject to change. Combination and restructuring of the JV and AAAM is still undergoing, the above financial information should be used with care.

Upon Completion, the JV will be taken into account in the Company's books based on equity accounting treatment.

The Acquisition was entered into by the Company on normal commercial terms. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the Acquisition are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

DEFINITIONS

"AAAM"	ABN AMRO Asset Management Holding N.V., the holding company of the asset management business (to be transferred by) ABN AMRO Bank NV
"Acquisition"	the acquisition of the Interest by the Company according to the terms of the Sale and Purchase Agreement
"Board"	the board of Directors
"CIRC"	China Insurance Regulatory Commission
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on The Stock Exchange of Hong Kong Limited
"Completion"	completion of the Acquisition under the Sale and Purchase Agreement
"Directors"	the directors of the Company
"Fortis"	Fortis Bank NV/SA, a company incorporated in Belgium, which is a wholly owned subsidiary of Fortis Parent
"Fortis Lux"	Fortis Banque Luxembourg S.A., a company incorporated in Luxembourg, which is a wholly owned subsidiary of Fortis Parent
"Fortis Parent"	Fortis SA/NV, a company incorporated in Belgium, and Fortis N.V., a company incorporated in the Netherlands, which jointly and indirectly hold a 100% interest in Fortis
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	an independent third party which is independent from the Company and its connected persons (as defined under the Listing Rules)

"Interest"	1,000,000 shares in the JV, which at Completion will constitute approximately 50% of the issued and fully diluted share capital of JV
"JV"	Fortis Investment Management NV/SA, a company incorporated in Belgium, which is indirectly wholly owned by Fortis Parent and the holding company of the global asset management business of Fortis Parent
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investors who have been approved by the China Securities Regulatory Commission to invest in foreign securities markets via certain fund management institutions, insurance companies, securities companies and other asset management institutions
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	The sale and purchase agreement dated 2 April 2008 entered into between the Company and Fortis in relation to the Acquisition
"Shanghai Stock Exchange"	The Shanghai Stock Exchange
"Shareholders"	The Company, Fortis and Fortis Lux
"Shareholders' Agreement"	The shareholders agreement dated 2 April 2008 entered into between the Company, Fortis, Fortis Lux and the JV
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

* Based on exchange rate of HK$12.1593 for €1, as at 1 April 2008.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 2 April 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年5月31日期间的累计原保险保费收入，分别为人民币4,451,739万元、人民币1,204,288万元、人民币631万元及人民币56,603万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年6月18日

中国平安保险（集团）股份有限公司
第七届董事会第二十次会议决议公告
暨关于召开2008年第二次临时股东大会的通知

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、本公司第七届董事会第二十次会议决议情况

本公司第七届董事会第二十次会议于2008年5月26日至2008年5月30日期间以通讯表决的方式召开，会议应参会董事19人，实际参会董事19人。会议符合《公司法》和本公司《公司章程》的规定。

会议以投票表决的方式通过了如下议案：

1、审议通过了《章程修正案》

鉴于本公司作为集团控股公司不经营具体的保险业务，同意对本公司《公司章程》第十三条进行修改，具体修改如下：

第十三条原条款为：

第十三条　公司的经营范围以公司登记机关核准的项目为准。

公司的经营范围为：

（一）投资保险企业；

（二）监督管理控股投资企业的各种国内、国际业务；

（三）开展保险资金运用业务；

（四）经批准开展国内、国际保险业务；

（五）经中国保监会及国家有关部门批准的其他业务。

修改为：

第十三条　公司的经营范围以公司登记机关核准的项目为准。

公司的经营范围为：

（一）投资金融、保险企业；

（二）监督管理控股投资企业的各种国内、国际业务；

（三）开展保险资金运用业务；

（四）经中国保监会及国家有关部门批准的其他业务。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

2、审议通过了《关于召开公司 2008 年第二次临时股东大会的议案》

具体内容请详见本公告第二部分“关于召开本公司 2008 年第二次临时股东大会的通知”。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二、关于召开本公司 2008 年第二次临时股东大会的通知

本公司第七届董事会第二十次会议决议召集本公司 2008 年第二次临时股东大会，现将相关事宜公告如下：

1、会议召开基本情况

1）会议召开时间：2008 年 7 月 17 日（星期四）上午 10:00

2）会议召集人：本公司董事会

3）会议召开地点：中国深圳市观澜镇平安金融培训学院

4）会议召开方式：会议采取现场投票表决方式

2、会议审议事项

1）中国平安保险（集团）股份有限公司章程修正案

第十三条原条款为：

第十三条　公司的经营范围以公司登记机关核准的项目为准。

公司的经营范围为：

（一）投资保险企业；

（二）监督管理控股投资企业的各种国内、国际业务；

（三）开展保险资金运用业务；

（四）经批准开展国内、国际保险业务；

（五）经中国保监会及国家有关部门批准的其他业务。

修改为：

第十三条　公司的经营范围以公司登记机关核准的项目为准。

公司的经营范围为：

（一）投资金融、保险企业；

（二）监督管理控股投资企业的各种国内、国际业务；

（三）开展保险资金运用业务；

（四）经中国保监会及国家有关部门批准的其他业务。

3、出席会议的对象

1）本公司股东；

截止 2008 年 6 月 17 日（星期二）下午 3:00 上海证券交易所 A 股交易结束后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司 A 股股东；以及 2008 年 6 月 17 日（星期二）名列本公司于香港中央证券登记有限公司存置股东名册上的 H 股股东（本公司 H 股股东另行通知）。

2）不能亲自出席现场会议的股东可授权他人代为出席；

3）本公司董事、监事及高级管理人员；

4）公司聘请的监票人、见证律师及其他相关人员。

4、会议登记办法：

1）登记方式：

出席会议的个人股东持本人身份证、股东帐户卡；法人股股东持营业执照复印件、法人股授权委托书及出席人身份证到本公司董事会办公室办理登记手续。因故不能出席会议的股东，可书面委托他人出席股东大会，委托代理人出席的，还需持有授权委托书及出席人身份证登记（附件：回执和授权委托书）。股东也可以信函或传真方式进行登记。

2）登记时间：

欲出席会议的股东应当于 2008 年 6 月 27 日（星期五）或以前将拟出席会议的回执送达本公司董事会办公室进行登记。

3）登记联系方式：

联 系 人： 刘程、任作凤、杨旭

联系电话： （0755）2262 2101 / 2262 4167 / 2262 3215

传 真： （0755）8243 5425 / 8243 1019 / 8243 1029

地 址： 广东省深圳市八卦三路平安大厦六楼

邮政编码： 518029

5、其他事项：

1）会议时间不超过一个工作日。参加会议的股东食宿、交通等费用自理。

2）本公司 A 股股份登记处中国证券登记结算有限责任公司上海分公司的地址为：上海市浦东新区陆家嘴东路 166 号中国保险大厦 36 楼。

3）本公司 H 股股份登记处香港中央证券登记有限公司地址为：香港湾仔皇后大道东 183 号合和中心 17 楼 1712-1716 室。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 5 月 30 日

中国平安保险（集团）股份有限公司
2008 年第二次临时股东大会回执

致：中国平安保险（集团）股份有限公司（「贵公司」）

本人/吾等（注一）____，

地址为____，

联系电话：______________________________ 为 贵公司股本中每股面值人民币 1.00 元之A股/H股________________股（注二）之登记持有人，兹通告 贵公司，本人/吾等拟（或由代理人代为）出席 贵公司于 2008 年 7 月 17 日（星期四）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之 2008 年第二次临时股东大会。

日期：2008 年__________月__________日　　　　签署：________________________

附注：

一、请用正楷填上登记在股东名册之股东全名及地址。

二、请将以 阁下名义登记之股份数目填上，并删去不适用之股份类别（A 股或 H 股）。

三、请将此回执在填妥及签署后于 2008 年 6 月 27 日（星期五）或以前以专人递送、邮递或传真方式送达本公司董事会办公室（地址为广东省深圳市八卦三路平安大厦六楼 518029 或传真号码（0755）8243 5425 / 8243 1019 / 8243 1029）。

中国平安保险（集团）股份有限公司
2008 年第二次临时股东大会授权委托书

本人/吾等 (附注1) ____，

地址为____，

为中国平安保险（集团）股份有限公司（「本公司」）股本中每股面值人民币 1.00 元之 A 股 / H 股

______________股 (附注2) 之登记持有人，**兹委任大会主席** (附注3) 或__________________________，

身份证号码：________________地址：__________________________联系电话：______________，

为本人/吾等之代表，代表本人/吾等出席本公司将于 2008 年 7 月 17 日（星期四）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之 2008 年第二次临时股东大会（「大会」）及其任何续会，以审议并酌情通过召开大会通知所载之决议案，并于大会及其任何续会上代表本人/吾等及本人/吾等之名义依照下列指示 (附注4) 就该等决议案投票。

	特别决议案	赞成 (附注4)	反对 (附注4)	弃权 (附注4)
1	批准《章程修正案》。			

日期：2008 年_____月_____日　　　　　　股东签署 (附注5) ____________________

附注：

1. 请用**正楷**填上全名及地址。
2. 请填上以 阁下名义登记与本代表委任表格有关之股份数目，倘未有填上数目，则本代表委任表格将被视为与所有登记于阁下名下之股份有关。请删去不适用之股份类别（A 股或 H 股）。
3. 阁下如欲委任大会主席以外之其他人士为代表，请将「**大会主席或**」之字样删去，并在空栏内填上委派代表之姓名及地址。凡有权出席上述通告召开之大会并于会上投票之本公司股东均有权委任一位或以上人士代其出席及投票。受委任代表毋须为本公司之股东，惟须亲身出席以代表 阁下 **。本表格上之每项更改，均须由签署人简签示可。**
4. **注意：阁下如欲投票赞成上述决议案，请在「赞成」栏内填上「√」号，　阁下如欲投票反对决案，请在「反对」栏内填上「√」号。　阁下如欲投票弃权决案，请在「弃权」栏内填上「√」号。**如未有任何指示，则 阁下之代表有权自行酌情投票或放弃投票。受委任代表亦可就大会通告所载以外而正式于大会上提呈之任何决议案自行酌情投票。
5. 代表委任文件须由 阁下或其正式书面授权之代表亲自签署，或倘委任人为法人单位，则须盖上公司印鉴或经由公司董事或其他获正式授权之人士签署。倘代表委任表格由股东之代表签署，授权代表签署之授权文件或其他授权书必须经公证人证明。
6. 倘属任何股份之联名持有人，任何一位该等联名持有人均可就有关股份亲身或委派代表于大会上投票，犹如彼为唯一有权投票者。然而，倘有一位以上联名持有人亲自或委派代表出席大会，则就任何决议案投票时，本公司将按股东名册内排名首位之联名股东之投票（不论亲自或委派代表），而其他联名股东再无投票权。
7. 代表委任表格及已签署之授权书或其他文件（如有），最迟须于大会或任何续会（视情况而定）指定举行时间 24 小时前交回本公司董事会办公室（就 A 股持有人而言）及本公司之 H 股份过户登记处（就 H 股持有人而言），方为有效。填妥及交回代表委任表格后，股东仍可出席大会并于会上投票。
8. 股东或其代表出席大会时须出示其身份证明文件。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號:2318)

聯席公司秘書及
替任授權代表之辭任

中國平安保險(集團)股份有限公司(「本公司」)董事會(「董事會」)謹此宣佈沈施加美女士(「沈女士」)辭任本公司之聯席公司秘書及替任授權代表職務,自二零零八年五月三十日起生效。沈女士之辭任乃因本公司之聯席公司秘書姚軍先生現已具備香港聯合交易所有限公司證券上市規則第8.17條規定的資格。董事會藉此對沈女士於其任期內對本公司作出之貢獻表示感謝及確認概無任何有關沈女士辭任之其他事宜需獲本公司股東垂注。

董事會亦同時宣佈就沈女士辭任本公司之聯席公司秘書,姚軍先生繼續出任本公司之公司秘書。

承董事會命
姚軍
公司秘書

中國深圳,二零零八年五月三十日

於本公告之日,本公司的執行董事為馬明哲、孫建一及張子欣,非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業,獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-024

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年4月30日期间的累计原保险保费收入，分别为人民币3,510,019万元、人民币987,929万元、人民币483万元及人民币55,655万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年5月19日

中国平安保险（集团）股份有限公司
2007 年度分红派息公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

- 每股派发现金红利：　人民币 0.50 元（含税）
- 每股派发现金红利：　人民币 0.45 元（税后）
- 股权登记日：　2008 年 5 月 22 日
- 除息日：　2008 年 5 月 23 日
- 红利发放日：　2008 年 5 月 27 日

一、本公司 2007 年度利润分配方案已经于 2008 年 5 月 13 日召开的本公司 2007 年年度股东大会审议通过。

二、分红派息方案：

本次分红派息以本公司总股本 7,345,053,334 股为基数，向全体股东派发 2007 年年度末期股息，每股派发现金红利人民币 0.50 元，共计人民币 3,672,526,667 元。其余未分配利润结转至 2008 年度。

根据国家有关税法规定，A 股自然人股东的现金红利由本公司按 10%的税率代扣代缴个人所得税，税后实际派发现金红利每股人民币 0.45 元；A 股法人股东及机构投资者的现金红利所得税自行缴纳，实际派发现金红利每股税前人民币 0.50 元。

三、分红派息具体实施日期

股权登记日：　2008 年 5 月 22 日

除　息　日：　2008 年 5 月 23 日

红利发放日：　2008 年 5 月 27 日

四、分红派息对象

截至 2008 年 5 月 22 日 15：00 时上海证券交易所收市后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司全体 A 股股东。

五、分红派息的实施办法

有限售条件 A 股股东的现金红利由本公司直接发放。

无限售条件 A 股股东的现金红利委托中国证券登记结算有限责任公司上海分公司通过

其资金清算系统向股权登记日登记在册并在上海证券交易所各会员单位办理了指定交易的股东派发。已办理全面指定交易的投资者可于红利发放日在其指定的证券营业部领取现金红利，未办理指定交易的股东红利暂由中国证券登记结算有限责任公司上海分公司保管，待办理指定交易后再进行派发。

H股股东的现金红利发放不适用本公告。

六、咨询联系方式

联系电话：4008866338-623215/622101

联系传真：0755-82431019/82431029

联系电邮：IR@pingan.com.cn

七、备查文件

本公司2007年年度股东大会决议及公告。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年5月19日

中国平安保险（集团）股份有限公司
2007 年年度股东大会决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：

1、本次会议增加了《关于董事、监事及高级管理人员责任险续保方案的议案》。

2、本次会议没有否决或变更议案。

一、会议召开和出席情况

1、会议召开情况

本公司 2007 年年度股东大会（以下简称“本次会议”）于 2008 年 5 月 13 日在中国深圳市观澜镇平安金融培训学院召开。本次会议由本公司董事会召集，由本公司董事长兼首席执行官马明哲先生主持，本公司部分董事、监事及董事会秘书出席了本次会议，本公司部分高级管理人员、香港中央证券登记有限公司的监票人员及见证律师列席了本次会议。本次会议采取现场投票的表决方式。本次会议的召开符合《中华人民共和国公司法》、《上市公司股东大会规则》等法律、法规、规范性文件以及《中国平安保险（集团）股份有限公司章程》的规定。

2、会议出席情况

出席本次会议的股东及股东代理人共 104 家，代表股份 4,903,099,585 股，约占公司总股本 7, 345, 053, 334 股的 66.7538%。

二、本次会议议案内容

本次会议议案的详情请参考本公司分别于 2008 年 3 月 27 日以及 2008 年 4 月 11 日在上海证券交易所网站（www. sse. com. cn）刊登的本次会议的有关公告。

三、议案审议情况及表决结果

会议审议并逐项表决通过了如下决议：

1、审议通过了《中国平安保险（集团）股份有限公司 2007 年度董事会报告》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,875,430,255	4,868,174,655	7,253,000	2,600	99.85118%

2、审议通过了《中国平安保险（集团）股份有限公司 2007 年度监事会报告》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,875,430,255	4,868,174,655	7,253,000	2,600	99.85118%

3、审议通过了《关于审议公司 2007 年年度报告及摘要的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,875,430,255	4,868,160,555	7,253,000	16,700	99.85089%

4、审议通过了《中国平安保险（集团）股份有限公司 2007 年度财务决算报告》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,875,430,255	4,868,161,555	7,253,000	15,700	99.85091%

5、审议通过了《中国平安保险（集团）股份有限公司 2007 年度利润分配预案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,903,099,585	4,896,130,085	6,953,800	15,700	99.85786%

6、审议通过了《关于续聘安永华明会计师事务所和安永会计师事务所为公司 2008 年度审计机构的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,903,098,085	4,896,132,785	6,947,500	17,800	99.85794%

7、审议通过了《关于推荐董事候选人的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4, 901, 864, 585	4, 893, 857, 405	7, 830, 980	176, 200	99. 83665%

Clive BANNISTER 先生的董事任职资格已于 2008 年 4 月 17 日获得中国保险监督管理委员会的核准，Clive BANNISTER 先生自本次会议审议通过之日起正式成为本公司非执行董事。贺培先生自 Clive BANNISTER 先生正式成为本公司非执行董事之日起正式卸任公司非执行董事，同时不再出任公司审计委员会委员和薪酬委员会委员。经本公司第七届董事会第十九次会议审议通过，公司非执行董事伍成业先生和 Clive BANNISTER 先生自贺培先生卸任公司非执行董事之日起分别出任公司审计委员会委员和薪酬委员会委员。

8、审议通过了《关于审议<独立非执行董事履职情况报告>的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4, 903, 099, 585	4, 895, 829, 385	7, 253, 500	16, 700	99. 85172%

9、审议通过了《关于审议前次募集资金使用情况报告的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4, 903, 089, 585	4, 895, 791, 885	7, 281, 000	16, 700	99. 85116%

10、审议通过了《关于调整为控股子公司提供综合担保额度的议案》（普通决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4, 891, 593, 378	4, 704, 236, 062	187, 340, 616	16, 700	96. 16981%

11、审议通过了《关于授予董事会一般授权，以配发、发行及处理不超过本公司已发行 H 股 20%的新增 H 股的议案》（特别决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4, 890, 753, 378	4, 723, 017, 316	167, 732, 362	3, 700	96. 57034%

12、审议通过了《关于董事、监事及高级管理人员责任险续保方案的议案》（普通决议）

汇丰保险控股有限公司、香港上海汇丰银行有限公司和 HSBC CCF Financial Products (France) SNC 作为关联股东在本表决项目上回避表决，其所代表股份数不计入本议案有效表决票股份总数。

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
3,667,238,472	3,419,812,315	247,397,057	29,100	93.25307%

四、律师见证情况及监票人

本次会议经北京市金杜律师事务所的见证律师见证，并为本次会议出具法律意见书，认为：本公司 2007 年年度股东大会的召集和召开程序，符合《中华人民共和国公司法》、《上市公司股东大会规则》等现行法律、法规、规范性文件和《中国平安保险（集团）股份有限公司章程》的规定，出席本次会议人员的资格、召集人的资格合法有效；本次会议的表决程序和表决结果合法有效，本次会议决议合法有效。

作为本公司 H 股股份过户登记处，香港中央证券登记有限公司被本公司委任为本次会议的监票人之一。

五、备查文件

1、经与会董事和记录人签字的本公司 2007 年年度股东大会决议；

2、北京市金杜律师事务所出具的法律意见书。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 5 月 13 日

金杜律师事务所
KING&WOOD
PRC LAWYERS
北京市朝阳区东三环中路7号北京财富中心写字楼A座40层 邮编100020
40th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu
Chaoyang District, Beijing 100020, China
Tel: (8610) 58785588 Fax: (8610) 58785566 www.kingandwood.com

北京市金杜律师事务所
关于中国平安保险（集团）股份有限公司
2007年年度股东大会的法律意见书

致：中国平安保险（集团）股份有限公司

根据《中华人民共和国证券法》、《中华人民共和国公司法》、中国证券监督管理委员会（以下简称"中国证监会"）颁布的《上市公司股东大会规则》等现行法律、法规、规范性文件及《中国平安保险（集团）股份有限公司章程》（以下简称"《公司章程》"），北京市金杜律师事务所(以下简称"本所"或"金杜")接受中国平安保险（集团）股份有限公司（以下简称 "平安集团"或"公司"）的委托，作为平安集团**2007**年年度股东大会（以下简称"本次股东大会"）的特聘专项法律顾问，对本次股东大会的相关事项进行见证，并出具本法律意见书。

为出具本法律意见书，本所律师审查了平安集团提供的以下文件，包括但不限于：

1. 《公司章程》;

2. 平安集团第七届董事会第十八次会议决议及会议记录；

3. 平安集团在上海证券交易所网站（http://www.sse.com.cn）、《中国证券报》、《上海证券报》和《证券时报》上于2008年3月27日公告的关于召开本次股东大会的通知、于4月11日公告的关于召开本次股东大会的补充通知；

4. 平安集团在香港联合交易所网站（www.hkex.com.hk）上于2008年3月26日公告的股东周年大会的通告和通函、于4月10日公告的股东周年大会的补充通告和通函；

5. 本次股东大会股东到会登记记录及凭证资料;

6. 本次股东大会会议文件。

本所律师根据现行法律、法规和规范性文件的有关规定，按照律师行业公认的业务标准、道德规范和勤勉尽责精神，出席了本次股东大会，并对本次股东大会的召集及召开程序等有关事项及公司提供的文件进行了核查验证，现出具法律意见如下:

一、本次股东大会的召集、召开程序

（一）本次股东大会的召集

1. 本次股东大会是 2008 年 3 月 19 日召开的平安集团第七届董事会第十八次会议做出决议召集的。公司董事会已在上海证券交易所网站（http://www.sse.com.cn）、《中国证券报》、《上海证券报》和《证券时报》上于 2008 年 3 月 27 日公告了关于召开本次股东大会的通知、于 4 月 11 日公告了关于召开本次股东大会的补充通知，并在香港联合交易所网站（www.hkex.com.hk）上于 2008 年 3 月 26 日公告了股东周年大会的通告和通函、于 4 月 10 日公告了股东周年大会的补充通告和通函。

2. 上述公告、通告及通函列明了本次股东大会的时间、地点、提交会议审议的议题、出席会议人员资格、登记办法、登记时间及地点、公司联系电话及联系人等事项。

（二）本次股东大会的召开

1. 2008 年 5 月 13 日上午 10 点，本次股东大会在深圳市观澜镇平安金融培训学院召开，本次股东大会召开的实际时间、地点及议题与公告、通告及通函的内容一致。

2. 本次股东大会由平安集团董事长马明哲先生主持，就会议通知中所列议

案逐一进行了审议。董事会工作人员当场对本次股东大会作记录，会议记录由出席会议的董事、董事会秘书和记录员签名。

3. 2008年**4**月**9**日，平安集团股东深圳市新豪时投资发展有限公司（所持股份占平安集团总股本的**5.30%**）提议将《关于董事、监事及高级管理人员责任险续保方案的议案》作为新议案提交**2007**年年度股东大会审议，平安集团董事会审查后同意将该项临时提案提交本次股东大会审议，并于2008年4月11日在上海证券交易所网站（http://www.sse.com.cn）、《中国证券报》、《上海证券报》和《证券时报》上，于4月10日在香港联合交易所网站（www.hkex.com.hk）上公告了该项新议案。

综上，本所认为，平安集团本次股东大会的召集、召开程序符合法律、法规、规范性文件及《公司章程》的规定。

二、本次股东大会出席会议人员资格与召集人资格

1. 根据本所律师对现场出席本次股东大会的股东及股东代理人的相关证明，出席本次股东大会的股东及股东代理人情况如下：出席平安集团2007年年度股东大会的股东及股东代理人104家，所持股份为4,903,099,585股，占平安集团股份总数的66.7538%。

本所认为，上述出席本次股东大会的股东和股东代理人的资格符合相关法律、法规、规范性文件及《公司章程》的规定。

2. 出席、列席本次股东大会的其他人员为公司董事、监事、董事会秘书、高级管理人员以及金杜律师、欧华律师行律师、安永华明会计师事务所及安永会计师事务所审计师、香港中央证券登记有限公司监票人员。

本所认为，上述出席、列席本次股东大会人员的资格符合法律、法规、规范性文件和《公司章程》的规定。

3. 本次股东大会的召集人为平安集团董事会，本所认为，召集人资格符合

相关法律、法规、规范性文件和《公司章程》的规定。

三、本次股东大会的表决程序和表决结果

本次股东大会以书面记名投票方式，审议并逐项表决通过了以下议案：

1. 审议通过了《中国平安保险（集团）股份有限公司 2007 年度董事会报告》（普通决议）。本议案有效表决票股份总数为 **4,875,430,255** 股，赞成票股份数为 **4,868,174,655** 股，反对票股份数为 **7,253,000** 股，弃权票股份数为 **2,600** 股，赞成票股份数占本议案有效表决票股份总数的 **99.85118%**。

2. 审议通过了《中国平安保险（集团）股份有限公司 2007 年度监事会报告》（普通决议）。本议案有效表决票股份总数为 **4,875,430,255** 股，赞成票股份数为 **4,868,174,655** 股，反对票股份数为 **7,253,000** 股，弃权票股份数为 **2,600** 股，赞成票股份数占本议案有效表决票股份总数的 **99.85118%**。

3. 审议通过了《关于审议公司 2007 年年度报告及摘要的议案》（普通决议）。本议案有效表决票股份总数为 **4,875,430,255** 股，赞成票股份数为 **4,868,160,555** 股，反对票股份数为 **7,253,000** 股，弃权票股份数为 **16,700** 股，赞成票股份数占本议案有效表决票股份总数的 **99.85089%**。

4. 审议通过了《中国平安保险（集团）股份有限公司 2007 年度财务决算报告》（普通决议）。本议案有效表决票股份总数为 **4,875,430,255** 股，赞成票股份数为 **4,868,161,555** 股，反对票股份数为 **7,253,000** 股，弃权票股份数为 **15,700** 股，赞成票股份数占本议案有效表决票股份总数的 **99.85091%**。

5. 审议通过了《中国平安保险（集团）股份有限公司 2007 年度利润分配预案》（普通决议）。本议案有效表决票股份总数为 **4,903,099,585** 股，赞成票股份数为 **4,896,130,085** 股，反对票股份数为 **6,953,800** 股，弃权票股份数为 **15,700** 股，赞成票股份数占本议案有效表决票股份总数的 **99.85786%**。

6. 审议通过了《关于续聘安永华明会计师事务所及安永会计师事务所为公

司 2008 年度审计机构的议案》（普通决议）. 本议案有效表决票股份总数为 4,903,098,085 股，赞成票股份数为 4,896,132,785 股，反对票股份数为 6,947,500 股，弃权票股份数为 17,800 股，赞成票股份数占本议案有效表决票股份总数的 99.85794%.

7. 审议通过了《关于推荐董事候选人的议案》（普通决议）. 本议案有效表决票股份总数为 4,901,864,585 股，赞成票股份数为 4,893,857,405 股，反对票股份数为 7,830,980 股，弃权票股份数为 176,200 股，赞成票股份数占本议案有效表决票股份总数的 99.83665%.

8. 审议通过了《关于审议<独立非执行董事履职情况报告>的议案》（普通决议）. 本议案有效表决票股份总数为 4,903,099,585 股，赞成票股份数为 4,895,829,385 股，反对票股份数为 7,253,500 股，弃权票股份数为 16,700 股，赞成票股份数占本议案有效表决票股份总数的 99.85172%.

9. 审议通过了《关于前次募集资金使用情况的报告》（普通决议）。本议案有效表决票股份总数为 4,903,089,585 股，赞成票股份数为 4,895,791,885 股，反对票股份数为 7,281,000 股，弃权票股份数为 16,700 股，赞成票股份数占本议案有效表决票股份总数的 99.85116%.

10. 审议通过了《关于调整为控股子公司提供综合担保额度的议案》（普通决议）. 本议案有效表决票股份总数为 4,891,593,378 股，赞成票股份数为 4,704,236,062 股，反对票股份数为 187,340,616 股，弃权票股份数为 16,700 股，赞成票股份数占本议案有效表决票股份总数的 96.16981%.

11. 审议通过了《关于授权董事会一般授权以配发、发行及处理不超过公司已发行 H 股 20%的新增 H 股股份的议案》（特别决议）. 本议案有效表决票股份总数为 4,890,753,378 股，赞成票股份数为 4,723,017,316 股，反对票股份数为 167,732,362 股，弃权票股份数为 3,700 股，赞成票股份数占本议案有效表决票股份总数的 96.57034%.

12. 审议通过了《关于董事、监事及高级管理人员责任险续保方案的议案》（普通决议）。本议案有效表决票股份总数为 **3,667,238,472** 股，赞成票股份数为 **3,419,812,315** 股，反对票股份数为 **247,397,057** 股，弃权票股份数为 **29,100** 股，赞成票股份数占本议案有效表决票股份总数的 **93.25307%**.

经本所律师见证，本次股东大会逐项表决了董事会提出的议案，股东按《公司章程》的规定进行了现场投票。投票表决结束后，平安集团对每项议案统计现场投票的投票表决结果。本所认为，平安集团股东大会表决程序及表决票数符合《上市公司股东大会规则》、《公司章程》的规定，表决结果合法有效。

四、结论意见

基于上述事实，本所认为，平安集团本次股东大会的召集和召开程序符合《公司法》、《上市公司股东大会规则》等现行法律、法规、规范性文件及《公司章程》的规定，出席本次股东大会人员的资格和召集人的资格合法有效，本次股东大会的表决程序和表决结果合法有效，本次股东大会决议合法有效。

（本页无正文，为《关于中国平安保险（集团）股份有限公司 2007 年年度股东大会的法律意见书》之签字盖章页）

北京市金杜律师事务所

见证律师：______________

宋萍萍

____

冯　艾

负责人：______________

王　玲

二○○八年五月十三日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-021

中国平安保险（集团）股份有限公司
澄清公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司注意到，近来部分媒体关于本公司再融资计划有不少猜测和不实报道。本公司现郑重声明如下：

1、前述关于本公司再融资计划的猜测和不实报道不代表本公司的正式立场。

2、本公司经慎重研究后认为，鉴于现阶段中国资本市场较为波动，再融资申报的条件和时机尚不成熟，本公司在现阶段（公告之日起至少6个月内）不考虑递交公开增发A股股票的申请。同时，本公司将根据市场状况和投资者承受能力，慎重考虑分离交易可转换公司债券的申报和发行时机。

本公司郑重提醒投资者，本公司的信息披露指定媒体为《上海证券报》、《中国证券报》、《证券时报》、上海证券交易所网站（www.sse.com.cn）以及香港联合证券交易所网站（www.hkex.com.hk）。本公司发布的信息以在上述指定报刊和网站刊登的公告为准，请广大投资者理性投资，注意风险。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年5月9日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险（集团）股份有限公司

Ping An Insurance (Group) Company of China, Ltd.

2008 年第一季度报告

（股票代码：601318）

二〇〇八年四月二十九日

目录

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 会议应出席董事 19 人，实到董事 17 人，委托 2 人。（董事陈甦委托董事夏立平代为参会并行使表决权，董事胡爱民委托董事长马明哲代为参会并行使表决权。）

1.3 公司第一季度财务报告未经审计。

1.4 本公司董事长兼首席执行官马明哲，总经理助理兼总精算师姚波（财务负责人），副首席财务执行官麦伟林保证本季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产(人民币百万元)	633,436	651,104	(2.7)
股东权益[(1)] (人民币百万元)	94,098	107,234	(12.2)
每股净资产[(1)] (人民币元)	12.81	14.60	(12.2)
	年初至报告期期末		比上年同期增减(%)
经营活动产生的现金流量净额(人民币百万元)	3,862		(76.9)
每股经营活动产生的现金流量净额(人民币元)	0.53		(79.1)
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
净利润[(1)] (人民币百万元)	4,860	4,860	26.2
基本每股收益(人民币元)	0.66	0.66	11.9
扣除非经常性损益后的基本每股收益(人民币元)	0.66	0.66	13.8
稀释每股收益(人民币元)	0.66	0.66	11.9
净资产收益率（全面摊薄）[(1)] (%)	5.2	5.2	上升 0.8 个百分点
扣除非经常性损益后的净资产收益率（全面摊薄）[(1)] (%)	5.2	5.2	上升 0.8 个百分点

非经常性损益项目	年初至报告期期末金额（人民币百万元）
非流动性资产处置损益	(15)
除上述各项之外的营业外收支净额	13
所得税影响数	(3)
少数股东应承担的部分	1
合计	(4)

(1) 以归属于上市公司股东的数据填列。

2.2 报告期末股东总人数及前十名流通股东（或无限售条件股东）持股情况表

报告期末股东总数（户）	股东总数为374,312户，其中境内A股368,464户,境外H股5,848户。	
前十名无限售条件流通股股东持股情况		
股东名称(全称)	期末持有无限售条件流通股的数量（股）	种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
深圳市投资控股有限公司	546,672,967	A股
源信行投资有限公司	380,000,000	A股
深圳市深业投资开发有限公司	301,585,684	A股
深圳市武新裕福实业有限公司	195,455,920	A股
深圳市立业集团有限公司	176,000,000	A股
上海汇业实业有限公司	166,800,000	A股
广州市恒德贸易发展有限公司	119,644,326	A股
上海汇华实业有限公司	113,800,000	A股

§3 季度经营分析

2008 年第 1 季度，本公司按照既定发展规划，继续强化各项业务，追求有价值、可持续、超越市场的增长，保险、银行和投资三大业务均保持良好的发展态势。截至 2008 年 3 月 31 日止 3 个月期间，本公司实现净利润 49.57 亿元，较 2007 年同期增长 25.2%；保险业务收入 358.02 亿元，较 2007 年同期增长 35.1%。

保险业务取得较快增长，寿险业务顺利推进“挑战新高”、“二元化发展”战略，实施有效益可持续的增长，第 1 季度实现保费收入 282.21 亿元，同比增长 33.3%；产险业务市场份额显著提升，第 1 季度实现保费收入 75.81 亿元，同比增长 42.4%，产险创新型理财产品“平安理财宝”也已顺利上市推广并取得良好的销售业绩。

银行业务注重稳健经营的同时积极进取，公司业务和零售业务健康稳定发展，推出创新产品“有机贷”和“赢动力·企业现金管理”品牌，信用卡累计流通卡量达 42 万张。

投资业务全球投资平台建设取得进一步突破，本公司与富通银行签署了建立全球资产管理合作伙伴关系的相关协议，收购富通集团的全球资产管理业务——富通投资管理公司约 50%的股权，这将有助于本公司快速建立全球资产管理及 QDII 的业务平台。同时，本公司第三方资产管理规模持续上升；非资本市场投资项目运作逐步推进；证券投行及创新业务表现良好，成功推出首个集

合资产管理计划；信托业务新增规模稳步提升，业务品质不断优化。

2008年第1季度，本公司在取得良好业绩的同时，也面临着一定的挑战，如2008年初的雪灾造成产险业务综合成本率的上升、国内资本市场波动对投资收益稳定性的影响等。对此，本公司将采取适当策略，积极应对，进一步强化公司基本要素的发展，力争实现利润的持续健康增长。

§4 重要事项

4.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用□不适用

单位：人民币百万元

资产负债表项目	2008年3月31日	2007年12月31日	变动幅度（%）	主要变动原因
结算备付金	579	2,027	(71.4)	客户结算备付金减少
衍生金融资产	19	177	(89.3)	减少衍生金融资产投资
买入返售金融资产	11,126	36,457	(69.5)	短期资金融出业务到期收回
长期股权投资	2,963	2,207	34.3	增加联营公司投资
无形资产	9,053	3,621	150.0	合并高速公路公司，增加高速公路特许经营权
递延所得税资产	680	87	681.6	可抵扣暂时性差异增加
其他资产	4,290	3,216	33.4	其他应收款增加
拆入资金	98	175	(44.0)	短期资金融入业务到期
预收保费	1,120	2,981	(62.4)	年末的预收保费已转实收
应付分保账款	4,043	2,416	67.3	保险业务增长
应付职工薪酬	3,290	4,732	(30.5)	长期奖励计划对应的应付职工薪酬减少
应付保单红利	9,490	7,006	35.5	应付给保户的保单红利增加
保户储金及投资款	7,081	5,287	33.9	推出"平安理财宝"新型产品
长期借款	5,491	3,218	70.6	合并高速公路公司，增加长期借款
递延所得税负债	902	4,822	(81.3)	应纳税暂时性差异减少
外币报表折算差额	(79)	(42)	88.1	人民币升值使境外子公司的外币报表折算差额增加
少数股东权益	2,593	1,984	30.7	合并非全资高速公路公司，增加少数股东权益
利润表项目	2008年1—3月	2007年1—3月	变动幅度（%）	主要变动原因
保险业务收入	35,802	26,499	35.1	保险业务增长
分出保费	(1,848)	(1,166)	58.5	产险业务分出比例较同期提高
提取未到期责任准备金	(1,410)	(898)	57.0	保险业务增长
银行业务利息净收入	1,082	661	63.7	银行业务增长
公允价值变动收益	(11,877)	1,366	(969.5)	交易性金融资产公允价值下降及该类资产出售
汇兑损失	(250)	(136)	83.8	人民币升值使外币计价的资产产生损失
其他业务收入	201	129	55.8	投资性房地产租金收入增加
赔付支出	(8,543)	(5,299)	61.2	寿险业务分红保险的满期给付增加

提取保险责任准备金净额	(11,949)	(22,344)	(46.5)	满期给付增加、分红水平提高以及金融资产的公允价值变动使得寿险业务部分险种的保险责任准备金较期初减少
保单红利支出	(2,722)	(412)	560.7	分红水平较去年同期提高
营业税金及附加	(1,130)	(800)	41.3	投资业务应纳营业税额增加
保险业务手续费及佣金支出	(3,546)	(2,579)	37.5	保险业务增长
其他业务成本	(251)	(79)	217.7	下属子公司的长期借款利息支出增加
资产减值损失	22	(79)	(127.8)	应收保费减值准备减少
营业外收支净额	(2)	6	(133.3)	处置抵债资产的影响
所得税费用	(575)	(431)	33.4	应税利润增加使当期所得税费用增长

4.2 重大事项进展情况及其影响和解决方案的分析说明

√适用 □不适用

（1）2008 年 1 月 18 日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行 A 股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（以下合称"再融资议案"）。2008 年 3 月 5 日，本公司 2008 年第一次临时股东大会、2008 年第一次内资股类别股东会议及 2008 年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。

详细内容请查阅本公司分别于 2008 年 1 月 21 日及 2008 年 3 月 6 日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

（2）2008 年 3 月 19 日，本公司第七届董事会第十八次会议审议通过《关于投资富通投资管理公司的议案》，同意本公司投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的约 50%。2008 年 4 月 2 日，本公司就投资富通投资管理公司约 50%的股权签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以 21.5 亿欧元的对价投资富通投资管理公司 1,000,000 股股权。

详细内容请查阅本公司分别于 2008 年 3 月 20 日及 2008 年 4 月 3 日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

4.3 公司、股东及实际控制人承诺事项履行情况

√适用 □不适用

自本公司公开发行 A 股后，深圳市新豪时投资发展有限公司持有的 389,592,366 股内资股、深圳市景傲实业发展有限公司持有的 331,117,788 股内资股、深圳市江南实业发展有限公司持有的 139,112,886 股内资股转为自公司 A 股上市之日起 36 个月限售期的限售流通 A 股，其余 50 家内资股股东持有的 2,776,586,596 股内资股转为自公司 A 股上市之日起 12 个月限售期的限售流通 A 股。本公司战略投资者持有的本公司战略配售 345,000,000 股股份自公司 A 股上市之日起 12 个月限售。本报告期内，深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司未出售其所持本公司股份；其余 50 家内资股股东和战略投资者承诺不出售期限已经

于 2008 年 3 月 1 日截止。

4.4 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

4.5 证券投资情况

√适用 □不适用

报告期末，本公司及下属子公司合计持有的前十大证券投资情况如下（按期末账面值排序）:

序号	股票代码	简称	持股数量(百万股)	初始投资成本(人民币百万元)	期末账面值(人民币百万元)	期初账面值(人民币百万元)	资产分类
1	BE0003801181	FORTIS	113	23,028	19,984	20,306	可供出售金融资产
2	600016	民生银行	714	5,475	7,647	10,687	可供出售金融资产
			10	39	107	468	交易性金融资产
3	600000	浦发银行	197	2,228	6,966	10,390	可供出售金融资产
			17	205	614	916	交易性金融资产
4	601166	兴业银行	66	176	2,443	3,471	可供出售金融资产
			2	116	87	-	交易性金融资产
5	HK2800	盈富基金	99	2,505	2,066	1,812	可供出售金融资产
6	HK1398	工商银行	81	357	396	383	可供出售金融资产
	601398		187	587	1,149	2,866	可供出售金融资产
			38	265	235	139	交易性金融资产
7	M240003	华宝兴业宝康债券基金	468	600	536	-	可供出售金融资产
			1,056	1,273	1,210	1,667	交易性金融资产
8	M377010	上投阿尔法基金	43	128	227	384	可供出售金融资产
			259	485	1,365	1,679	交易性金融资产
9	HK2833	恒生指数 ETF 基金	7	1,497	1,481	-	可供出售金融资产
10	HK0857	中国石油	40	416	352	456	可供出售金融资产
	601857		62	1,065	1,068	3,398	可供出售金融资产
			3	69	58	840	交易性金融资产
合计			—	**40,514**	**47,991**	**59,862**	—

注：本表填列的证券包括在可供出售金融资产和交易性金融资产中核算的其他上市公司发行的股票、权证、可转换公司债券等，以及持有开放式基金或封闭式基金等证券投资。

4.6 担保情况

单位：人民币百万元

公司对外担保情况（不包括对控股子公司的担保）						
担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
-	-	-	-	-	-	-
报告期内担保发生额合计						-
报告期末担保余额合计						-
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						200
报告期末对控股子公司担保余额合计						3,834
公司担保总额情况（包括对控股子公司的担保）						
担保总额						3,834
担保总额占公司净资产的比例(%)						4.1
其中：						
为股东、实际控制人及其关联方提供担保的金额						-
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额						-
担保总额超过净资产50%部分的金额						-
上述三项担保金额合计						-

董事长兼首席执行官　　马明哲

中国平安保险（集团）股份有限公司董事会

二〇〇八年四月二十九日

§5 附录

中国平安保险（集团）股份有限公司

合并资产负债表

2008年3月31日

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2008年3月31日	2007年12月31日
资产		
货币资金	72,663	72,740
结算备付金	579	2,027
贵金属	19	-
拆出资金	1,078	1,192
交易性金融资产	68,924	84,938
衍生金融资产	19	177
买入返售金融资产	11,126	36,457
应收利息	5,169	4,187
应收保费	5,761	4,568
应收分保账款	2,816	2,212
应收分保未到期责任准备金	3,259	2,615
应收分保未决赔款准备金	2,700	2,304
应收分保寿险责任准备金	6	6
应收分保长期健康险责任准备金	6	6
保户质押贷款	2,638	2,411
发放贷款及垫款	67,123	63,125
存出保证金	743	887
定期存款	48,365	41,731
可供出售金融资产	182,089	178,539
持有至到期投资	127,863	127,736
长期股权投资	2,963	2,207
商誉	674	610
存出资本保证金	1,560	1,560
投资性房地产	3,835	4,051
固定资产	7,435	7,894
无形资产	9,053	3,621
递延所得税资产	680	87
其他资产	4,290	3,216
资产总计	633,436	651,104

负债及股东权益		
负债		
短期借款	3,872	3,719
同业及其他金融机构存放款项	6,856	7,532
存入保证金	5,475	5,398
拆入资金	98	175
衍生金融负债	236	189
卖出回购金融资产款	11,856	13,980
吸收存款	64,664	72,133
代理买卖证券款	10,194	14,394
预收保费	1,120	2,981
应付手续费及佣金	1,251	1,104
应付分保账款	4,043	2,416
应付职工薪酬	3,290	4,732
应交税费	2,111	1,907
应付利息	630	574
应付赔付款	5,482	5,161
应付保单红利	9,490	7,006
保户储金及投资款	7,081	5,287
未到期责任准备金	17,784	15,730
未决赔款准备金	8,881	7,645
寿险责任准备金	323,404	320,359
长期健康险责任准备金	38,799	37,213
长期借款	5,491	3,218
递延所得税负债	902	4,822
其他负债	3,735	4,211
负债合计	536,745	541,886
所有者权益		
股本	7,345	7,345
资本公积	54,151	72,111
盈余公积	7,629	7,629
一般风险准备	1,939	1,939
未分配利润	23,113	18,252
外币报表折算差额	(79)	(42)
归属于母公司所有者权益合计	94,098	107,234
少数股东权益	2,593	1,984
所有者权益合计	96,691	109,218
负债和所有者权益总计	633,436	651,104

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

合并利润表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

项 目	2008年1-3月	2007年1-3月
一、营业收入	38,412	40,337
已赚保费	32,544	24,435
保险业务收入	35,802	26,499
其中：分保费收入	22	32
减：分出保费	(1,848)	(1,166)
提取未到期责任准备金	(1,410)	(898)
银行业务利息净收入	1,082	661
利息收入	1,672	997
利息支出	(590)	(336)
手续费及佣金净收入	556	569
手续费及佣金收入	633	626
手续费及佣金支出	(77)	(57)
投资收益	16,156	13,313
其中：应占联营公司投资收益	(10)	-
公允价值变动收益	(11,877)	1,366
汇兑损失	(250)	(136)
其他业务收入	201	129
二、营业支出	(32,878)	(35,954)
退保金	(3,510)	(2,711)
赔付支出	(8,543)	(5,299)
减：摊回赔付支出	503	575
提取保险责任准备金	(12,345)	(22,307)
减：摊回保险责任准备金	396	(37)
保单红利支出	(2,722)	(412)
分保费用	(5)	(5)
营业税金及附加	(1,130)	(800)
保险业务手续费及佣金支出	(3,546)	(2,579)
业务及管理费	(2,087)	(2,536)
减：摊回分保费用	340	315

其他业务成本	**(251)**	(79)
资产减值损失	**22**	(79)
三、营业利润	**5,534**	4,383
加：营业外收入	**19**	13
减：营业外支出	**(21)**	(7)
四、利润总额	**5,532**	4,389
减：所得税费用	**(575)**	(431)
五、净利润	**4,957**	3,958
归属于母公司所有者的净利润	**4,860**	3,850
少数股东损益	**97**	108
六、每股收益		
（一）基本每股收益	**0.66**	0.59
（二）稀释每股收益	**0.66**	0.59

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

合并现金流量表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

	2008年1-3月	2007年1-3月
一、经营活动产生的现金流量		
收到原保险合同保费取得的现金	32,727	25,338
再保业务产生的现金净增加/(减少)额	37	(110)
保户储金及投资款净增加额	237	493
向其他金融机构拆入资金净增加额	98	5,827
收取利息、手续费及佣金的现金	2,330	1,383
存放中央银行和同业款项净增加/(减少)额	590	(1,190)
收到的其他与经营活动有关的现金	1,612	4,032
经营活动现金流入小计	37,631	35,773
客户存款和同业存放款项净减少额	(8,145)	(1,246)
支付原保险合同赔付款项的现金	(8,494)	(5,212)
支付保单红利的现金	(238)	(94)
客户贷款及垫款净增加额	(3,998)	(3,288)
支付利息、手续费及佣金的现金	(4,008)	(2,854)
支付给职工以及为职工支付的现金	(2,168)	(1,295)
支付的各项税费	(1,903)	(639)
支付的其他与经营活动有关的现金	(4,815)	(4,444)
经营活动现金流出小计	(33,769)	(19,072)
经营活动产生的现金流量净额	3,862	16,701
二、投资活动产生的现金流量		
收回投资所收到的现金	64,420	51,766
取得投资收益收到的现金	4,795	6,564
处置固定资产、无形资产和其他长期资产收回的现金净额	-	1
收到的其他与投资活动有关的现金	-	13
投资活动现金流入小计	69,215	58,344
购建固定资产、无形资产和其他长期资产支付的现金	(360)	(269)

投资支付的现金	**(101,224)**	(59,407)
质押贷款净增加额	**(227)**	(172)
购买子公司支付的现金净额	**(1,230)**	(382)
投资活动现金流出小计	**(103,041)**	(60,230)
投资活动产生的现金流量净额	**(33,826)**	(1,886)
三、筹资活动产生的现金流量		
吸收投资收到的现金	**-**	38,222
取得借款收到的现金	**66**	8
收到的其他与筹资活动有关的现金	**-**	-
筹资活动现金流入小计	**66**	38,230
分配股利及偿付利息支付的现金	**(518)**	-
其中：子公司支付给少数股东的股利	**-**	-
支付的其他与筹资活动有关的现金	**(2,124)**	(11,909)
筹资活动现金流出小计	**(2,642)**	(11,909)
筹资活动产生的现金流量净额	**(2,576)**	26,321
四、汇率变动对现金及现金等价物的影响	**(244)**	(63)
五、现金及现金等价物净增加额	**(32,784)**	41,073
加：期初现金及现金等价物余额	**96,296**	47,211
六、期末现金及现金等价物余额	**63,512**	88,284

公司法定代表人：马明哲　　　主管会计工作负责人：姚波　　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

母公司资产负债表

2008年3月31日

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2008年3月31日	2007年12月31日
资产		
货币资金	21,519	40,858
交易性金融资产	11,393	8,176
买入返售金融资产	2,890	1,700
应收利息	127	75
定期存款	283	289
可供出售金融资产	16,850	4,311
长期股权投资	17,868	17,868
固定资产	81	85
无形资产	25	24
递延所得税资产	360	10
其他资产	502	16
资产总计	71,898	73,412
负债及股东权益		
负债		
拆入资金	-	-
卖出回购金融资产款	-	-
应付职工薪酬	853	1,325
应交税费	248	380
递延所得税负债	-	-
其他负债	104	219
负债合计	1,205	1,924
所有者权益		
股本	7,345	7,345
资本公积	51,672	52,506
盈余公积	5,655	5,655
一般风险准备	395	395
未分配利润	5,626	5,587
所有者权益合计	70,693	71,488
负债和所有者权益总计	71,898	73,412

公司法定代表人: 马明哲　　主管会计工作负责人: 姚波　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

母公司利润表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

项 目	2008年1－3月	2007年1－3月
一、营业收入	(366)	675
投资收益	987	465
公允价值变动收益	(1,334)	225
汇兑损失	(19)	(15)
二、营业支出	302	(26)
营业税金及附加	(16)	(13)
业务及管理费	318	(13)
三、营业利润	(64)	649
加：营业外收入	-	-
减：营业外支出	-	-
四、利润总额	(64)	649
减：所得税费用	103	(99)
五、净利润	39	550

公司法定代表人: 马明哲　　主管会计工作负责人: 姚波　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

母公司现金流量表

2008年1—3月

单位: 百万元 币种:人民币 审计类型:未经审计

	2008年1－3月	2007年1－3月
一、经营活动产生的现金流量		
收到的其他与经营活动有关的现金	-	-
经营活动现金流入小计	-	-
支付给职工以及为职工支付的现金	(115)	(87)
支付的各项税费	(215)	(13)
支付的其他与经营活动有关的现金	(196)	(31)
经营活动现金流出小计	(526)	(131)
经营活动产生的现金流量净额	(526)	(131)
二、投资活动产生的现金流量		
收回投资所收到的现金	4,971	2,095
取得投资收益收到的现金	347	733
处置固定资产和无形资产收回的现金净额	-	-
投资活动现金流入小计	5,318	2,828
购建固定资产、无形资产和其他长期资产支付的现金	(4)	(2)
投资支付的现金	(20,558)	(3,898)
购买子公司支付的现金净额	-	-
投资活动现金流出小计	(20,562)	(3,900)
投资活动产生的现金流量净额	(15,244)	(1,072)
三、筹资活动产生的现金流量		
吸收投资收到的现金	-	38,222
取得借款收到的现金	-	-
收到的其他与筹资活动有关的现金	-	-
筹资活动现金流入小计	-	38,222
分配股利及偿付利息支付的现金	-	-
支付的其他与筹资活动有关的现金	(5)	-
筹资活动现金流出小计	(5)	-
筹资活动产生的现金流量净额	(5)	38,222
四、汇率变动对现金及现金等价物的影响	(17)	(3)
五、现金及现金等价物净增加额	(15,792)	37,016
加：期初现金及现金等价物余额	43,702	3,450
六、期末现金及现金等价物余额	27,910	40,466

公司法定代表人：马明哲　　主管会计工作负责人：姚波　　会计机构负责人：麦伟林

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險(集團)股份有限公司股份全部售出或轉讓，應立即將本通函交予買主或承讓人，或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

須予披露的交易
有關收購FORTIS INVESTMENT MANAGEMENT NV/SA之權益事宜

二零零八年四月二十三日

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「A股」	指	於上海證券交易所上市且以人民幣買賣之內資股；
「A股股東」	指	A股的持有人；
「AAAM」	指	ABN AMRO Asset Management Holding N.V.，荷蘭銀行(ABN AMRO Bank NV)之資產管理業務的前控股公司，其股份現時由合營公司擁有；
「收購」	指	本公司根據買賣協議的條款收購有關權益；
「公告」	指	本公司於二零零八年四月二日有關收購之公告；
「董事會」	指	本公司董事會；
「中國保監會」	指	中國保險監督管理委員會；
「合併集團」	指	合營公司及其附屬公司(包括AAAM及其附屬公司)；
「本公司」	指	中國平安保險(集團)股份有限公司，是一間在中國正式註冊成立之股份有限責任公司，其A股在上海證券交易所上市，其H股在香港聯交所上市；
「完成收購」	指	根據買賣協議完成收購；
「董事」	指	本公司董事；
「富通銀行」	指	Fortis Bank NV/SA，一家在比利時註冊成立的公司，乃富通集團的全資附屬公司；
「盧森堡富通銀行」	指	Fortis Banque Luxembourg S.A.，一家在盧森堡註冊成立的公司，乃富通集團的全資擁有附屬公司；

「富通集團」	指	Fortis SA/NV，一家在比利時註冊成立的公司，及Fortis N.V.，一家在荷蘭註冊成立的公司，其共同及間接持有富通銀行的100%權益；
「本集團」	指	本公司及其附屬公司；
「H股」	指	境外上市外資股，於香港聯交所上市，以港元進行認購及買賣；
「H股股東」	指	H股的持有人；
「香港」	指	中國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「獨立第三方」	指	獨立於本公司及其關連人士(定義見上市規則)以外的獨立第三方；
「有關權益」	指	即合營公司的1,000,000股股份，在完成收購時將佔合營公司約50%已發行及全面攤薄的股本的權益；
「合營公司」	指	Fortis Investment Management NV/SA，一家在比利時註冊成立的公司，由富通集團間接全資擁有，並為富通集團環球資產管理業務的控股公司；
「最後實際可行日期」	指	二零零八年四月十八日，於印刷本通函前確定其所載若干資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「平安人壽」	指	中國平安人壽保險股份有限公司，由本公司99%擁有的附屬公司；
「中國」	指	中華人民共和國；

「合資格境內機構投資者」	指	合資格境內機構投資者，指經中國證券監督委員會批准可透過若干基金管理機構，保險公司，證券公司及其他資產管理機構投資於境外證券市場的合資格境內機構投資者；
「買賣協議」	指	本公司與富通銀行就收購簽訂的日期為二零零八年四月二日的買賣協議；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「上海證券交易所」	指	上海證券交易所；
「股東」	指	本公司、富通銀行及盧森堡富通銀行；
「股東協議」	指	本公司、富通銀行、盧森堡富通銀行及合營公司簽訂的日期為二零零八年四月二日的股東協議；
「聯交所」	指	香港聯合交易所有限公司；
「港元」	指	港元，香港法定貨幣；
「人民幣」	指	人民幣，中國法定貨幣；
「%」	指	百分比；及
「歐元」	指	歐元，引入歐盟成員國並根據不時經修訂的歐盟條約採納的單一貨幣。

附註： 本通函內的歐元數字乃按1.00歐元兑換12.1593港元的匯率兑換為港元，僅作説明用途。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

執行董事：
馬明哲
孫建一
張子欣

非執行董事：
林友峰
張利華
賀培
樊剛
林麗君
胡愛民
陳洪博
王冬勝
伍成業

獨立非執行董事：
鮑友德
鄺志強
張永銳
周永健
張鴻義
陳甦
夏立平

註冊地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

須予披露的交易
有關收購FORTIS INVESTMENT MANAGEMENT NV/SA之權益事宜

A. 緒言

董事謹提述本公司於二零零八年四月二日關於本公司與富通銀行訂立的買賣協議而發出的公告，根據協議，本公司同意購買及富通銀行同意以21.5億歐元(約

261.4億港元)的價格(可予調整)出售有關權益，該有關權益為合營公司1,000,000股已發行股份，於完成收購時將構成合營公司已發行及全面攤薄股本約50%。合營公司為一家在比利時註冊成立之公司，該公司乃富通集團的環球資產管理業務的控股公司，包括其最近已收購的AAAM全部已發行股本及合併了的AAAM資產管理業務(不包括若干非核心資產)。

本通函旨在向 閣下提供有關收購的進一步資料。

B. 買賣協議及彌償契據

日期

二零零八年四月二日

訂約方

(i) 本公司(作為買方)；及

(ii) 富通銀行(作為賣方)。

據各董事所深知、所悉及所信，並經作出一切合理查詢，富通銀行及其最終實益擁有人均是獨立第三方。

將予收購之權益

合營公司1,000,000股已發行股份，於完成收購時將構成合營公司已發行及全面攤薄股本約50%。

代價

收購的代價為21.5億歐元(約261.4億港元)(可予調整)，乃經過公平磋商後得出的金額，並以雙方對備考業務的未來前景的內在估值，本公司已進行的盡職調查以及收購合約方面的考慮為基礎，上述種種因素決定整體收購的吸引力。內在估值考慮合營公司應付本公司的未來現金流量的現值，包括與本公司有關的任何潛在利益，並以各種具有不同相關重要性的估值方法為基礎。

代價調整包括(i)監管資本不足額；及(ii)任何預計在合併集團所產生的未來合併成本費用調整，而該等費用未能在二零零八年一月一日至完成收購期

間的綜合財務報表(該財務報表須於完成收購後60個營業日內編製)(「完成日期財務報表」)中計提及全面反映。監管資本不足額相等於完成日期財務報表與可交付監管資本比較下所反映的實際監管資本的任何不足額。可交付監管資本指最低監管資本的110%,而最低監管資本金額指合營公司集團於完成收購時以綜合基準根據適用法律要求的最低監管資本水平,就各成員個別要求的監管資本除外。

代價將於完成收購時由本集團以內部資源以現金支付。該等調整在完成日期財務報表確定之日起十個營業日內支付。就該等調整而言,富通可選擇(由其全權酌情決定)向本公司支付一筆相等於按本公司持有的合營公司全部已發行股份百份比(不多於50%)乘以調整金額的款項,或向合營公司足額支付該等調整的款項作為減少代價的形式。

條件

收購以下列各項為條件:

(a) 在富通銀行召開的股東特別大會上通過所需決議,以批准與股東協議所述的控制權出現變動有關的賣出期權;

(b) 合併及分離計劃已按照協議議定的步驟,一切適用的法律以及買賣協議第5.6條正式及有效完成;

(c) 本公司已就買賣協議所述的交易取得中國保監會的批准;

(d) 已向有關的監管機構取得一切所需批准或(視乎情況而定)在有關的監管機構完成一切所需備案手續;

(e) 就買賣協議及其中所述的交易而言,所有所需的(或本公司視為合理所需的)一切競爭及反壟斷相關備案或登記手續已經完成,而表示該等交易並非反競爭的所有聲明或批准已經獲得或已取得確認,表示該等交易不會再被進一步審查,且一切適用的等候期已經屆滿或被終止(但如屬允許在適用的等候期已屆滿或被終止前完成收購的司法管轄區,則本公司可就此豁免此項規定),而且任何具司法

管轄權的法院或政府機構或監管機構或任何阻止完成收購的其他人並未發出或作出任何禁制令、限制令或其他相關命令或任何其他具有法律效力的法律或監管限制或禁止；

(f) 富通銀行及／或盧森堡富通銀行並無出現控制權變動，而買賣協議所載有關合營公司的詳情均屬真實、正確及準確；

(g) 本公司並無出現控制權變動；

(h) 自簽署買賣協議至完成收購期間並無出現重大不利變化；但以下任何一項或多項所引致的惡化並不構成重大不利變化：

(A) 經濟普遍轉變；

(B) 任何事項影響任何集團公司，繼而以類似方式及在類似範圍內影響與任何集團公司同一產業、界別或市場的業務，包括市場衝擊；

(C) 交易文件、財務報表所反映的任何事項或本公司於買賣協議日期實際知悉、被視為知悉的任何事項或情況；

(D) 根據任何交易文件須作出的或本公司於買賣協議日期後明示同意的任何事項；

(E) 本公司是有關權益的買方的事實；或

(F) 本公司或本集團任何成員於買賣協議日期之前、之時或之後所作的任何適用法律並無要求的行為；

(i) 本公司收到合營公司及其附屬公司以及AAAM及其附屬公司及與AAAM有關的聯繫人的經審計二零零七年財務報表。並將該等報表與截至二零零七年十二月三十一日之綜合資產負債表，綜合損益表，權益要求信貸風險計算（以資產級別分類）及其他有關附表（「備考財務報表」）對帳，且並無重大差別。以本條而言，「重大差別」是指於淨利潤或淨收益中出現超過10%之差別；

(j) 依據ABN AMRO Bank N.V.向AAAM授予的15億歐元貸款，已准予無條件且不可撤銷地解除以AAAM及其附屬公司全部股份和資產作為的抵押。

根據買賣協議，本公司有權於任何時間以書面方式通知富通銀行完全或部分豁免以上所列的(a), (f), (h), (i)及(j)項條件。而富通銀行亦有權於任何時間以書面方式通知本公司(完全或部分)豁免以上所列的(g)項條件。如所有條件於二零零八年十月三十一日或之前並未達成或被豁免，則買賣協議即告失效，但任何一方已產生的任何權利或義務則除外。

完成收購

於完成收購前，富通集團通過其全資擁有附屬公司富通銀行及盧森堡富通銀行間接持有合營公司的100%股權。完成收購後，本公司將擁有合營公司1,000,000股股份，佔合營公司已發行股權約50%，富通集團則會(通過其全資擁有的附屬公司富通銀行及盧森堡富通銀行)間接擁有合營公司1,000,001股股份，比本公司多持一股合營公司的股份。

根據買賣協議，各方同意在完成收購之前進行真誠討論，以使合營公司與本公司於完成收購前簽訂一項技術援助協議，並從完成收購時生效，據此協議合營公司與本公司將互相提供資產管理領域之技術援助及專門知識，包括但不限於以下：(i)與建立本公司的合資格境內機構投資者平台有關的各個方面；(ii)著重作投資管理、研究、資訊技術、業務開發領域的人員(互相)借調及(iii)著重資產配置、產品設計及技術平台方面提供意見。

彌償契據

富通銀行與本公司亦於簽署買賣協議的當日簽訂了一份彌償契據，並將於完成收購時生效，根據彌償契據，富通銀行同意於完成收購時或之前就以下各項向本公司作出彌償：稅務事宜；退休金責任；已識別的訴訟；已識別的監管風險；完成收購前變賣責任；有關「低負債資產負債表」的事宜，包括保證產品不足額、種子資本承擔、所有CDO(債務抵押債券)負債、股息阻礙彌償及監管資本。於二零零七年十二月三十一日，合營公司有(經提存撥備)約淨2,300萬歐元的CDO(債務抵押債券)和CLO(貸款抵押債券)風險敞口，富通銀行已同意在該等資產出現減值時給予本公司全額的賠償保證。

C. 股東協議

本公司，富通銀行、盧森堡富通銀行與合營公司於簽署買賣協議的當日簽訂了一份股東協議，並將於完成收購時生效，根據股東協議，股東同意：

(1) 合營公司的業務為環球資產管理，而合營公司將被利用作為各方在中國境外的主要實體，以便為客戶生產環球資產管理業務產品。合營公司將持有所有與富通集團在全球各地的資產管理業務有關的資產(為免生疑問，包括AAAM的資產管理業務，但非核心資產則除外)，另合營公司將管理現時由本集團附屬公司在香港管理的若干資產。這將根據一般客戶／基金經理(次級顧問)關係進行。

(2) 本公司應指定合營公司為其全球資產管理業務需要及需求的優先服務供應商，而合營公司應以優惠條款提供所需服務。

(3) 合營公司的中英名稱將分別改為「平安富通投資管理集團控股公司」及「Fortis Ping An Investment Management Group Holdings Limited」。

(4) 合營公司的董事會將由兩名執行董事、六名非執行董事及四名獨立董事組成。富通銀行將有權提名合營公司的所有執行董事。執行董事為首席執行官及執行委員會中除首席執行官以外的最資深委員。富通銀行與本公司將各自提名三名非執行董事及兩名獨立董事。合營公司董事會的董事長將由富通銀行提名之董事擔任。若董事會上出現票數相等的情況，董事長有權多投一票。

(5) 合營公司的董事會會成立並維持下列委員會：執行委員會、薪酬委員會及審核委員會。合營公司的日常業務由執行委員會管理，彼等可行使與合營公司就其日常業務有關的所有權力。富通銀行有權於完成收購時提名執行委員會的初始成員。待於完成收購時的初步委任後，富通銀行股東有權提名其後的執行委員會成員，惟每次建議更新或延長執行委員會成員的任期或重新委任一名執行委員會成員時，富通銀行股東須首先諮詢本公司，而本公司可對富通銀行股東提出更新、延長或委任的人選提出一次反對。本公司亦將分別提名一名成員加入合營公司的薪酬及升遷委員會和審計委員會，並派代表以觀察員身份出席合營公司的亞洲管理委員會會議，以及將在符合合營公司要求的情況下有權向合營公司的駐亞洲辦事處借出或調派投資專業人員。

(6) 完成收購後，本公司將持有合營公司1,000,000股已發行股份，富通集團(通過其全資擁有的附屬公司富通銀行及盧森堡富通銀行)將持有合營公司1,000,001股已發行股份。

D. 商標特許協議

本公司與富通集團各自授予合營公司一項全球性、免專利權費及不可轉讓的特許，以在經營合營公司的業務時使用他們各自的商標及品牌名稱，包括在公司及產品名稱上使用該等名稱。荷蘭銀行亦授予合營公司一項全球性、不可轉讓及免專利權費的特許，以在經營合營公司的業務時使用其商標。該三項特許協議均於簽署買賣協議的同日簽訂，並將於完成收購時生效。

E. 收購的理由及利益

本公司及富通銀行擬利用合營公司作為它們於中國境外的主要實體，進行環球資產管理業務。合營公司將經營環球資產管理業務，並持有所有與富通集團在全球各地的資產管理業務有關的資產(包括AAAM的資產管理業務，但不包括若干非核心資產)，以及與本集團在香港的若干資產管理業務有關的資產。

由於收購，本公司將能夠進一步完善其綜合金融服務平台、大大提高其環球資產管理業務能力及透過在逾30個國家／地區與富通銀行品牌合作加快其全球化的過程，以及推動其資產管理業務發展為導致擴大本公司的盈利基礎的第三核心業務。

此外，本公司在國內和全球市場上的投資業務實力預期將更為強大，從而提高為其國內客戶發展新的合資格境內機構投資者產品和服務的能力。

F. 關於本集團及富通銀行的資料

本公司連同其附屬公司為中國的一個保險及金融服務集團，有能力向企業及零售客戶提供多種保險及金融服務及產品。

富通銀行持有富通集團的銀行業務，包括零售銀行、商業及商人銀行，以及私人銀行服務。

富通集團為一家從事銀行及保險業務的國際金融服務供應商。富通集團的股份在布魯塞爾泛歐交易所(Euronext Brussels)及阿姆斯特丹泛歐交易所(Euronext Amsterdam)分別進行雙重上市，並在盧森堡證券交易所進行第二上市，富通集團並在美國設有獲保薦的場外美國預託證券計劃。截至二零零七年十二月三十一日，富通集團的資產總值及股東權益分別約為8,712億歐元及330億歐元。截至二零零八年二月二十九日，富通集團的市值約為323億歐元。截至二零零八年一月二十二日，本公司的附屬公司平安人壽為富通集團的單一最大股東，並持有富通集團約1.1億股股份，佔富通集團已發行股本約4.99%。

G. 關於合營公司的資料

合營公司乃一家在比利時註冊成立的公司，並且為富通銀行的一家附屬公司，於完成收購時，其已發行股份數目將為2,000,001股。合營公司乃富通集團目前在19個國家經營的環球資產管理業務的控股公司(未計入AAAM的資產管理業務)。合營公司擁有全球一體化的結構，通過巴黎、倫敦、布魯塞爾、波士頓和香港的樞紐協調執行工作。緊隨合營公司於二零零八年四月二日收購AAAM的全部已發行股本後，合營公司已在超過30個國家設有辦事處。AAAM乃荷蘭銀行的環球資產管理單位的控股公司，在全世界27個國家擁有超過1,600名僱員，並且在當地設有代表辦事處。AAAM從其在阿姆斯特丹的總部，通過阿姆斯特丹、倫敦、香港、聖保羅和芝加哥的主要地區中心協調環球資產管理。各中心負責其區內的帳戶管理、管理銷售、市場推廣、客戶服務及當地產品開發。AAAM的若干業務將不會由合營公司收購。這些AAAM的已剔除非核心資產和業務包括獨立的小型「精品店式」資產管理公司，該等公司在AAAM和合營公司合併後被視為不配合備考業務的策略性結構。

截至二零零七年十二月三十一日止年度，合營公司錄得的未經審計溢利(與AAAM合併前)在除稅及非經常項目前約為1.69億歐元，在除稅及非經常項目後約為1.24億歐元。截至二零零七年十二月三十一日止年度，AAAM的未經審計溢利在除稅及非經常項目前約為2.9億歐元，在除稅及非經常項目後約為1.86億歐元。截至二零零七年十二月三十一日止年度，合營公司(與AAAM合併前)及AAAM錄得的未經審計資產淨值分別約為4.72億歐元及5.27億歐元。現時預期並視乎重組的實際結果，於二零零七年十二月，合營公司將不會收購的AAAM的業務的未經審核資產淨值將為4.41億歐元，而截至二零零七年十二月三十一日止年度，合營公司將不會收購的AAAM的業務的未經審核溢利在除稅及非經常項目前將為1.83億歐元，在除稅及非經常項目後約為1.01億歐元。

截至二零零六年十二月三十一日止年度，合營公司的未經審計溢利(與AAAM合併前)在除稅及非經常項目前約為1.37億歐元，在除稅及非經常項目後約為9,800萬歐元。

AAAM的二零零六年按可比基準財務資料無法獲得，並被視為對主要投資決策無關緊要。由於二零零六年對比二零零七年的多次企業重組以及市場環境的動態變化，故AAAM的業務規模及管理資產已出現重大變化。因此，與歷史財務資料有關的盡職審查著重於二零零七年的數據。本公司認為，呈報二零零六年的可資比較數據可能造成不正確的趨勢預測，故不能代表合營公司的未來潛力。

合營公司(與AAAM合併前)和AAAM管理的未經審計資產於二零零七年十二月三十一日分別約為1,330億歐元和1,990億歐元。合營公司(與AAAM合併前)和AAAM管理的未經審計資產於二零零六年十二月三十一日分別約為1,210億歐元和2,000億歐元。現時預期，視乎合營公司及AAAM實際合併及重組之結果，於二零零七年十二月三十一日，由合營公司將不會收購的AAAM的業務管理的未經審核資產約為870億歐元。

為免生疑問，所有財務資料均未經審計，並可能會有所變動。合營公司和AAAM的合併和重組仍在進行，以上財務資料應審慎採用。

H. 收購的財務影響

收購的總代價為約21.5億歐元(相等於約261.4億港元)，將以現金支付，並由本公司完成必要的外匯兌換安排後以內部資源提供。預期收購將對本公司的盈利產生正面影響，而由於收購，現時預期本公司的現金結餘將相應減少及於聯營公司的投資將相應增加。

收購完成後，合營公司將以權益法於本公司的財務報表列賬作聯營公司的投資。

I. 一般資料

收購由本公司按一般商業條款進行。董事(包括獨立非執行董事)認為收購的條款公平合理，且符合本公司及本公司股東的整體利益。

由於相關的百分比率的利潤比率及代價比率(定義見上市規則第14.04(9)條)均大於5%但少於25%，該收購構成上市規則所指的本公司須予披露的交易。

敬請　閣下留意本通函的附錄。

此致

列位本公司股東　台照

代表董事會
中國平安保險(集團)股份有限公司
董事長兼首席執行官
馬明哲
謹啟

二零零八年四月二十三日

1. 責任聲明

本通函乃遵照上市規則之規定，以提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

2. 權益披露

(a) 董事及監事於本公司及相聯法團之證券之權益及淡倉

於最後實際可行日期，本公司董事、首席執行官或監事於本公司及相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯交所之權益及淡倉(包括根據證券及期貨條例之有關規定彼等被視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉；或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之權益及淡倉如下：

於本公司股份之好倉

董事／監事姓名	職位	H/A股	身份	附註	H/A股數目	權益性質	佔全部已發行H/A股百分比(%)	佔全部已發行股份百分比(%)
張子欣	執行董事	H	實益擁有人		248,000	好倉	0.01	0.003
周永健	獨立非執行董事	H	與他人共同持有權益	*(a)*	7,500	好倉	0.00029	0.000
林立	監事	A	受控制法團權益	*(b)*	176,000,000	好倉	3.68	2.40

附註：

(a) 周永健與周淑嫻共同持有該等H股。

(b) 林立因於深圳市立業集團有限公司(該公司直接持有本公司176,000,000股A股權益)擁有超過93.33%的控制權而擁有本公司股份之權益。

除上文所披露者外，於最後實際可行日期，概無本公司董事、首席執行官或監事於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中持有或被視為持有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯交所之權益及淡倉(包括根據證券及期貨條例之有關規定彼等被視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條之規定須登記於該條所述登記冊之權益或淡倉；或(c)根據上市規則附錄10所載上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之權益及淡倉。

(b) 擁有根據證券及期貨條例第XV部第2及3分部須披露權益或淡倉之人士及主要股東

於最後實際可行日期，就董事所知，下列人士(非本公司之董事、首席執行官或監事)於本公司股份或相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及香港聯交所披露之權益或淡倉，或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及香港聯交所之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何其他成員公司之股東大會上表決之任何類別股本面值10%或以上之權益或淡倉：

(i) 有權於本公司任何股東大會行使或控制行使10%或以上投票權之主要股東之權益及淡倉：

主要股東名稱	H/A股	身份	附註	H/A股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
滙豐控股有限公司	H	受控制企業權益	1,2,3	1,233,870,388	好倉	48.22	16.80

(ii) 其他主要股東之權益及淡倉

主要股東名稱	H/A股	身份	附註	H/A股數目	權益性質	佔全部已發行H/A股百分比 (%)	佔全部已發行股份百分比 (%)
滙豐保險控股有限公司	H	實益擁有人	*1*	618,886,334	好倉	24.19	8.43
香港上海滙豐銀行有限公司	H	實益擁有人	*3*	614,099,279	好倉	24.00	8.36
深圳市投資控股有限公司	A	實益擁有人		543,181,445	好倉	11.35	7.40
深圳市景傲實業發展有限公司	A	實益擁有人	*4*	331,117,788	好倉	6.92	4.51
平安證券有限責任公司工會委員會	A	受控制企業權益	*4*	331,117,788	好倉	6.92	4.51
平安信託投資有限責任公司工會委員會	A	受控制企業權益	*4*	331,117,788	好倉	6.92	4.51
深圳市新豪時投資發展有限公司	A	實益擁有人	*5*	389,592,366	好倉	8.14	5.30
中國平安保險(集團)股份有限公司工會工作委員會	A	受控制企業權益	*5*	389,592,366	好倉	8.14	5.30
源信行投資有限公司	A	實益擁有人		380,000,000	好倉	7.94	5.17
深圳市深業投資開發有限公司	A	實益擁有人		301,585,684	好倉	6.30	4.11

附註：

(1) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的本公司618,886,334股H股已作為滙豐控股有限公司持有的權益計入。

(2) 除以上(1)外，滙豐控股有限公司亦因擁有直接持有本公司884,775股H股權益的HSBC CCF Financial Products (France) SNC（「CCF SNC」）的控制權而持有本公司的權益。於本公司884,775股H股之權益乃透過現金結算非上市證券持有。

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.99%權益。滙豐控股有限公司則擁有HSBC Bank plc全部權益。

(3) 香港上海滙豐銀行有限公司由HSBC Asia Holdings BV擁有84.19%權益，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資附屬公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資子公司。香港上海滙豐銀行有限公司餘下15.81%權益由滙豐控股有限公司的全資附屬公司HSBC Finance (Netherlands)擁有。而HSBC Finance (Netherlands)則擁有HSBC Holdings BV全部權益。

(4) 深圳市景傲實業發展有限公司分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。331,117,788股A股的權益乃關於本公司同一組股份。

(5) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股A股的權益乃關於本公司同一組股份。

(iii) 於本集團其他成員公司之權益

本集團成員公司名稱	股東名稱	股權百分比
中國平安保險(香港)有限公司	中國工商銀行(亞洲)有限公司	25%

除上文所披露者外，於最後實際可行日期，就董事所知，概無任何其他人士(非本公司之董事、首席執行官或監事)於本公司股份或相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及香港聯交所披露之權益或淡倉(包括就有關股本之購股權之任何權益)，或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及香港聯交所之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何其他成員公司之股東大會上表決之任何類別股本面值10%或以上之權益或淡倉。

3. 董事於競爭業務之權益

下列董事被視為於與本集團之業務直接或間接構成競爭或可能構成競爭之業務(定義見上市規則)中擁有權益:

本公司非執行董事王冬勝先生為香港上海滙豐銀行有限公司執行董事,該公司為中國內地最大型外資銀行之一,提供廣泛銀行及財務服務,業務網絡不斷擴展。由於本公司附屬公司深圳平安銀行股份有限公司獲中國銀監會批准,主要在中國從事外幣商業銀行業務,與香港上海滙豐銀行有限公司之授權銀行業務在一定程度上出現重疊,因而可能構成競爭。

除上文所披露者外,於最後實際可行日期,概無本公司董事或監事或彼等各自之聯繫人士於與本集團之業務直接或間接構成競爭或可能構成競爭之業務中擁有權益。

4. 訴訟及索償

於最後實際可行日期,本公司或本集團任何成員公司概無涉及任何未決之訴訟或索償,董事亦不知悉本集團任何成員公司有任何尚未了結或面臨威脅之重大訴訟或索償。

5. 服務合約

於最後實際可行日期,概無董事與本集團任何成員公司存在或擬訂立任何服務合約(不包括於一年內屆滿或可由僱主終止而毋須作出賠償(法定賠償除外)之合約)。

6. 重大不利變動

於最後實際可行日期,董事概不知悉自二零零七年十二月三十一日以來本集團之財務或貿易狀況有任何重大不利變動。

7. 其他事項

(a) 本公司之註冊地址為中國深圳八卦三路平安大廈,本公司之香港主要營業地點為香港灣仔告士打道108號大新金融中心11樓。

(b) 本公司之H股股份過戶及登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 本公司之聯席公司秘書為姚軍先生，彼為本公司之首席律師，具中國律師執業資格，另一位為沈施加美女士，彼為香港公司秘書公會、英國特許秘書及行政人員公會及香港董事學會資深會員。

(d) 本公司合資格會計師為麥偉林先生，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年3月31日期间的累计原保险保费收入，分别为人民币2,767,277万元、人民币751,535万元、人民币419万元及人民币54,317万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年4月18日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號： 2318)

董事會召開日期

中國平安保險(集團)股份有限公司(「本公司」)董事會(「董事會」)茲通告謹定於二零零八年四月二十九日(星期二)於香港時間下午三時正（即倫敦當地時間上午八時正）於英國倫敦市四季酒店舉行董事會會議，以考慮及通過，其中包括，本公司二零零八年三月三十一日止之第一季度報告。

承董事會命
姚軍
聯席公司秘書

中國深圳，2008年4月17日

於本公佈之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安保险（集团）股份有限公司
2007 年年度股东大会补充通知

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2008 年 3 月 27 日，本公司董事会发出《关于召开 2007 年年度股东大会的通知》（该公告已刊登于《中国证券报》、《上海证券报》、《证券时报》及上海证券交易所网站），定于 2008 年 5 月 13 日召开本公司 2007 年年度股东大会。

2008 年 4 月 9 日，本公司股东深圳市新豪时投资发展有限公司（持有本公司股份 389,592,366 股，占本公司总股本的 5.30%）向本公司提议，将《关于董事、监事及高级管理人员责任险续保方案的议案》作为新的议案提交本公司 2007 年年度股东大会进行审议，具体内容如下：

作为上市公司的决策者和管理者，公司董事、监事和高级管理人员的职务责任十分重大，关系着公司的前途以及股东和投资者的利益。与此相对应，境内外法律法规都对公司董事、监事和高级管理人员的法律义务和责任有明确的规定，董事、监事和高级管理人员对因其在履行职务过程中的过失给第三方造成的损失要承担赔偿责任。本公司作为一家在境内外两地上市的公司，还可能面临着投资者在境内外提出的诉讼。因此，购买董事、监事和高级管理人员责任保险，是保护公司董事、监事和高级管理人员的一种必要措施。

本公司从 2004 年开始即为董事、监事和高级管理人员购买责任保险，现行的保险方案已于 2007 年 6 月 7 日经本公司 2006 年年度股东大会审议通过，内容摘要如下：

1. 承保人：中国平安财产保险股份有限公司
2. 被保险机构：中国平安保险（集团）股份有限公司（包括董事、监事、高级管理人员）
3. 保险经纪人：北京汇丰保险经纪有限公司广州分公司
4. 承保范围：对公司董事、监事和高级管理人员在履行职务时，因过失行为导致第三人遭受经济损失，依法应承担相应的经济赔偿责任，由保险公司按保险合同约定来承担经济赔偿。
5. 保额：3000 万美元
6. 保费：420 万人民币

7. 保险期间：2007年6月14日—2008年6月13日

本公司拟在股东大会审议通过的现行保险方案的基础上自2008年6月14日起续保董事、监事和高级管理人员责任保险，续保方案为：保障范围不变，但保险条件根据保险市场和再保险市场情况确定。承保人将按照科学合理的风险分散原则，通过再保险，将风险转移给合格的再保险承保人。

建议股东大会一般及无条件地授权本公司董事长和董事会秘书在承保范围基本不变且不超过原保额的前提下办理以后年度董事、监事和高级管理人员责任保险续保的相关事宜，并签署必要的法律文件和进行适当的信息披露（如需）。

本公司董事会审查后认为，上述临时提案属于股东大会职权范围，有明确议题和具体决议事项，且符合法律、行政法规和《公司章程》的有关规定，同意将该项临时提案提交本公司2007年年度股东大会审议。

二、其他事项

本公司于2008年3月27日发布的《关于召开2007年年度股东大会的通知》中原定的会议事项：如召开时间、地点、召开方式、出席对象、除新增议案外的原定议案、会议登记方法、会议联系方式等均不变（新的授权委托书详见附件）。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年4月11日

中国平安保险（集团）股份有限公司
2007 年年度股东大会授权委托书

本人/吾等 (附注1) ____,

地址为____,

为中国平安保险（集团）股份有限公司（「本公司」）股本中每股面值人民币1.00元之 A股 / H 股

____________股 (附注2) 之登记持有人，**兹委任大会主席** (附注3) 或________________________,

身份证号码：____________地址：____________________联系电话：____________,

为本人/吾等之代表，代表本人/吾等出席本公司将于2008年5月13日（星期二）上午十时正假座中国深圳市观澜镇平安金融培训学院举行之2007年年度股东大会（「大会」）及其任何续会，审议并酌情通过召开大会通知所载之决议案，并于大会及其任何续会上代表本人/吾等及本人/吾等之名义依照下列指示 (附注4) 就该等决议案投票。

	普通决议案	赞成 (附注4)	反对 (附注4)	弃权 (附注4)
1	批准《中国平安保险（集团）股份有限公司2007年度董事会报告》。			
2	批准《中国平安保险（集团）股份有限公司2007年度监事会报告》。			
3	批准《关于审议公司2007年年度报告及摘要的议案》。			
4	批准《中国平安保险（集团）股份有限公司2007年度财务决算报告》。			
5	批准《中国平安保险（集团）股份有限公司2007年度利润分配预案》。			
6	批准《关于续聘安永华明会计师事务所和安永会计师事务所为公司2008年度审计机构的议案》。			
7	批准委任Clive BANNISTER先生为本公司非执行董事。			
8	批准《独立非执行董事履职情况报告》。			
9	批准《关于审议前次募集资金使用情况报告的议案》。			
10	批准《关于调整为控股子公司提供综合担保额度的议案》。			
	特别决议案	**赞成 (附注4)**	**反对 (附注4)**	**弃权 (附注4)**
11	批准《关于授予董事会一般授权，以配发、发行及处理不超过本公司已发行H股20%的新增H股的议案》。			
	新增普通决议案	**赞成 (附注4)**	**反对 (附注4)**	**弃权 (附注4)**
12	批准《关于董事、监事及高级管理人员责任险续保方案的议案》。			

日期：2008年______月______日　　　　股东签署 (附注5) ____________________

附注：

1. 请用**正楷**填上全名及地址。
2. 请填上以 **阁下**名义登记与本代表委任表格有关之股份数目，倘未有填上数目，则本代表委任表格将被视为与所有登记于**阁下**名下之股份有关。请删去不适用之股份类别（A股或H股）。
3. 阁下如欲委任大会主席以外之其他人士为代表，请将「**大会主席或**」之字样删去，并在空栏内填上委派代表之姓名及地址。凡有权出席上述通告召开之大会并于会上投票之本公司股东均有权委任一位或以上人士代其出席及投票。受委任代表毋须为本公司之股东，惟须亲身出席以代表 阁下 。**本表格上之每项更改，均须由签署人简签示可。**
4. **注意： 阁下如欲投票赞成上述决议案，请在「赞成」栏内填上「√」号， 阁下如欲投票反对决案，请在「反对」栏内填上「√」号。 阁下如欲投票弃权决案，请在「弃权」栏内填上「√」号。**如未有任何指示，则 **阁下**之代表有权自行酌情投票或放弃投票。受委任代表亦可就大会通告所载以外而正式于大会上提呈之任何决议案自行酌情投票。
5. 代表委任文件须由 **阁下**或其正式书面授权之代表亲自签署，或倘委任人为法人单位，则须盖上公司印鉴或经由公司董事或其他获正式授权之人士签署。倘代表委任表格由股东之代表签署，授权代表签署之授权文件或其他授权书必须经公证人证明。
6. 倘属任何股份之联名持有人，任何一位该等联名持有人均可就有关股份亲身或委派代表于大会上投票，犹如彼为唯一有

权投票者。然而，倘有一位以上联名持有人亲自或委派代表出席大会，则就任何决议案投票时，本公司将按股东名册内排名首位之联名股东之投票（不论亲自或委派代表），而其他联名股东再无投票权。

7. 代表委任表格及已签署之授权书或其他文件（如有），最迟须于大会或任何续会（视情况而定）指定举行时间24小时前交回本公司董事会办公室（就A股持有人而言）及本公司之H股份过户登记处（就H股持有人而言），方为有效。填妥及交回代表委任表格后，股东仍可出席大会并于会上投票。
8. 股东或其代表出席大会时须出示其身份证明文件。
9. 原代表委任表格已于二零零八年三月二十七日发布。 **如阁下未能将本代表委任表格填妥并交回本公司，则阁下已填妥并交回之原代表委任表格将继续有效。而阁下所委任之代表亦可在年度股东大会上就新提交的第 12 项决议案酌情投票或放弃投票。 如阁下将本代表委任表格填妥并交回本公司，则本代表委任表格将完全取代阁下已填妥并交回的原代表委任表格。 如阁下已填妥并交回原代表委任表格，现仅就新提交的决议案填妥并交回本代表委任表格，则本公司将会视该两份表格同时有效。**

中国平安保险（集团）股份有限公司
澄清公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司注意到，自本公司2007年A股年报于2008年3月20日公布后，有部分媒体刊登或转载了针对本公司高管薪酬的相关报道，同时也有部分媒体将本公司子公司中国平安财产保险股份有限公司（以下简称“平安产险”）交强险的经营与本公司高管薪酬进行了联系。针对前述报道，本公司郑重声明如下：

1、本公司是一家非国有的股份制金融服务企业，并立志成为“综合金融，国际领先”的综合金融集团。本公司从1994年开始实行人才国际化战略，到目前为止，公司前100位高级管理人员中，2/3是来自海外著名跨国公司。本公司为吸引和保留国际一流的人才，提升本公司的综合竞争能力，于10年前就制定了“一个公司，两种制度”的薪酬体系，外籍员工和执行董事适用与国际化相匹配的薪酬体系。该薪酬体系由董事会聘请独立的国际薪酬顾问机构，参照国内外行业水平制定以及经董事会薪酬委员会和股东大会批准。公司执行董事的薪酬也经过了董事会和股东大会的审议通过。本公司执行董事和高管的相关薪酬情况，按照相关法律法规的要求，在本公司的定期报告或相关公告中予以了及时的披露。

本公司2007年A股年报披露的公司高管薪酬的增长，主要是因为本公司利润和股价大幅上升，使得奖金和长期奖励相应的增加。具体而言，一是2007年业绩高速增长产生的绩效奖金。根据中国会计准则，本公司2007年净利润增长了107.9%，执行董事和高管奖金也因利润的增长而增加。二是2004年H股上市时设置的与H股股价挂钩的长期奖励计划的兑现。本公司以2004年6月24日H股上市发行价港币10.33元作为虚拟期权首期授予价格，由于本公司近几年业绩的持续稳健增长（按照国际财务报告准则编制的财务报表，本公司2007年净利润较2004年净利润增长5.1倍），2007年虚拟期权首次兑现时，行权价格为港币52.74元，因此导致公司包括高管在内的激励对象的收入有较大幅度的提升。详细内容可参见本公司2007年A股年报第23-25页。

2、本公司与平安产险是两个独立的法人实体，按《公司法》和公司治理的要求，实行完全独立的成本核算，分别独立接受中国保险监督管理委员会（以下简称“中国保监会”）的监管。交强险是平安产险经营的一项日常业务，本公司作为集团控股公司，不经营任何具体业务。平安产险收取的交强险费用完全用于经营交强险所发生的各类费用开支，而本公司所有的管理成本包括高管的薪酬成本完全由本公司支付。根据中国保监会公布的2006年7月1日至2007年6月30日期间经审计的各公司交强险财务报告，行业平均的交强险经营费用占保费收入的比率是27.74%，而平安产险的比率是26.18%，低于行业平均水平。另外，从业务构成来看，交强险在平安产险业务收入中占比不到四分之一，而平安产险对集团净利润贡献占比仅为10%左右。

本公司认为，前述将交强险与公司高管薪酬挂钩的言论是不符合事实的。对于发布这类严重失实的言论和利用媒体炒作的行为，本公司将根据事态的发展采取相应的法律措施，并保留一切追诉的权利。

本公司郑重提醒投资者，本公司的信息披露指定媒体为《上海证券报》、《中国证券报》、《证券时报》、上海证券交易所网站（www.sse.com.cn）以及香港联合证券交易所网站（www.hkex.com.hk）。本公司发布的信息以在上述指定报刊和网站刊登的公告为准，请广大投资者理性投资，注意风险。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年4月9日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-017

中国平安保险（集团）股份有限公司
投资富通投资管理公司的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：

1、投资标的名称：富通投资管理公司（以下简称“目标公司”）

2、投资金额和比例：以 21.5 亿欧元的对价投资目标公司 1,000,000 股股权，约占目标公司总股本 2,000,001 股的 50%

3、投资期限：长期

一、对外投资概述

1．对外投资的基本情况

本公司于 2008 年 4 月 2 日就投资目标公司 50%的股权签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以 21.5 亿欧元的对价投资目标公司 1,000,000 股股权。

2．董事会审议情况

本公司第七届董事会第十八次会议于 2008 年 3 月 19 日在深圳市观澜镇平安金融培训学院国际会议厅召开，会议应出席董事 19 人，实到董事 16 人。董事王冬胜先生书面委托董事伍成业先生出席会议并行使表决权，董事张永锐先生书面委托董事周永健先生出席会议并行使表决权，董事陈甦先生书面委托董事夏立平先生出席会议并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《章程》的规定。

会议由董事长马明哲先生主持，与会董事经充分审议，以 19 票赞成、0 票反对、0 票弃权审议通过了《关于投资富通投资管理公司的议案》，同意本公司就投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的 50%，与富通银行签署不具有法律约束力的《谅解备忘录》，并授权执行董事在《谅解备忘录》确定的原则和条件下，与富通银行协商并签署相关具有法律约束力的交易文件。详细内容请见本公司于 2008 年 3 月 20 日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

二、投资主体的基本情况

富通集团（Fortis SA/NV and Fortis N.V.）是一家以经营银行及保险业务为主的国际金融服务提供商，通过自有渠道以及其它中介机构和分销合作伙伴为其个人、公司和机构客户提供一系列完善的产品和服务。该集团于阿姆斯特丹和布鲁塞尔的泛欧交易所第一上市，并于卢森堡证券交易所第二上市，在美国发行有存托凭证（ADR）。截至 2007 年 12 月 31 日，富通集团总资产为 8,712 亿欧元，股东权益为 330 亿欧元，为欧洲领先的金融机构之一。其良好的偿付能力水平，遍布全球 50 多个国家的网点以及 6.5 万名专业员工保证了富通集团能够将其全球能力与地区特点相结合，为客户提供灵活的最佳解决方案。

截至本公告发布之日，富通集团通过其旗下全资子公司富通银行及卢森堡富通银行，间接持有目标公司 100%的股权。

截至 2008 年 1 月 22 日，本公司控股子公司中国平安人寿保险股份有限公司已通过二级市场购入富通集团约 1.1 亿股股份，占富通集团总股本约 4.99%，并为其单一最大股东。总对价约为 21.1 亿欧元。

三、投资标的的基本情况

目标公司注册地在比利时，总股本为 2,000,001 股。目标公司于 2008 年 4 月 2 日启动吸收荷兰银行旗下资产管理公司。吸收荷兰银行旗下资产管理公司后，目标公司成为一家全球性的资产管理公司，拥有广泛的业务网络、显著的市场份额和完整的产品和服务项目，业务遍布世界超过 30 个国家和地区，其中包括如欧美等成熟资本市场，同时也包括如中国、印度和俄罗斯等正高速发展的新兴市场。

截至 2007 年 12 月 31 日止年度，根据目标公司未经审计的财务报表（已包括荷兰银行旗下资产管理公司的资产管理业务，但不包括非核心资产和剔除业务），目标公司的税前利润约为 2.768 亿欧元，税后利润约为 2.091 亿欧元。根据目标公司未经审计的资产负债表（已包括荷兰银行旗下资产管理公司的资产管理业务，但不包括非核心资产和剔除业务），目标公司截至 2007 年 12 月 31 日的资产总值及股东权益分别为 57.025 亿欧元及 31.612 亿欧元。根据以上资产总值，有关权益的总账面值约为 15.806 亿欧元。

截至 2006 年 12 月 31 日止年度，目标公司经审计的税前利润约为 1.36 亿欧元，税后利润约为 9,780 万欧元，资产总值及股东权益分别为 15.081 亿欧元及 3.4 亿欧元。

四、交易文件的主要内容

本公司于2008年4月2日就投资目标公司1,000,000股股权分别签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》。

1. 《股份买卖协议》的主要内容：

（1） 协议签署方为本公司及富通银行。

（2） 本公司将以 21.5 亿欧元的自有资金投资富通银行持有的目标公司 1,000,000 股股权，约占目标公司总股本 2,000,001 股的 50%。交易完成后，富通集团通过

富通银行及卢森堡富通银行持有目标公司 1,000,001 股股权，将比本公司多一股。富通银行同意在交易完成且财务报表确定之日起十个营业日内，以减少代价的形式向本公司支付一笔相等于按本公司持有的全部已发行股份百份比占监管资本不足额的金额（如有）。监管资本不足额等于交易完成时的财务报表与可交付监管资本比较下所反映的实际监管资本的任何不足额。可交付监管资本指最低监管资本的110%，而最低资本金额指目标公司及其附属公司于交易完成时根据适用法律要求的最低监管资本水平。

（3） 以下前提条件全部满足时，本次交易方可完成：

（a） 在富通银行正式召开的特别股东大会上通过必要的决议，以批准与《股东协议》所述的控制权出现变动时有关的卖出期权；

（b） 目标公司吸收合并荷兰银行旗下资产管理公司的资产（但不包括某些非核心资产）已实质上按照议定的步骤和一切适用的法律正式有效的完成；

（c） 本公司已就本协议所涉及的交易取得中国保险监督管理委员会的批准；

（d） 已获得相关监管机构全部必要的批准，或在相关监管机构完成全部必要的备案手续；

（e） 就本协议及其中所述的交易而言，所需的（或本公司视为合理所需的）一切竞争及反垄断相关备案或登记手续已经完成；表示该等交易不具反竞争性质的所有声明或批准已经获得或已取得确认，表示该等交易不再需要进一步审查，且一切适用的等候期已经届满或终止（但如属允许在适用的等候期已届满或终止前完成交易的司法管辖地，则双方均可豁免此项规定）；任何具司法管辖权的法院、政府或监管机构并未发布或作出任何禁令、限制令或其它相关命令或任何其他具有法律效力的法律或监管限制或禁止，以限制该等交易的完成；

（f） 富通银行及/或卢森堡富通银行并未发生控制权变动，且本协议所载有关目标公司的资料均属真实、正确及准确；

（g） 本公司没有发生控制权变动；

（h） 自本协议签署之日至完成交易期间，没有发生重大不利变更。本条所述的"重大不利变更"指直接导致目标公司年度推算收入减少超过 20%的单个事件。但是下述所列情况引起的恶化情况并不构成重大不利变更：

(i) 总体经济状况的变化；

(ii) 影响任何集团成员公司，继而以相似方式在相似范围内影响与任何集团成员公司同一产业、经济领域或市场内业务的任何事项，包括市场冲击；

(iii) 在交易文件、财务报表中反映的任何事项，或本公司于本协议签署之日实际知悉、被视为知悉或者应当知悉的任何事项或情形；

(iv) 根据任一交易文件要求完成的，或本公司于本协议签署之日后明确同意的任何事项；

(v) 本公司投资目标公司股权的事实；

(vi) 本公司或者富通集团或者双方的任何附属公司于本协议签署日之前、之后或当日作出适用法律并无规定的任何行为。

（i） 本公司收到富通集团、荷兰银行集团以及相关荷兰银行法定实体的经审计 2007 年财务报表，且该等经审计的财务报表与本公司已收到的测算财务报表相比较，

无重大偏差。本条所述的"重大"指净收益或者净收入存在大于10%的偏差；

(j) 无条件且不可撤销的解除以荷兰银行旗下资产管理公司全部股份和资产向荷兰银行作出的抵押，该抵押根据荷兰银行向其旗下资产管理公司授予的15亿欧元贷款作出。

但是，本公司有权随时通知富通银行，表明放弃上述前提条件(a)、(f)、(h)、(i)和(j)(全部或部分放弃)。富通银行也有权随时通知本公司，表明放弃上述先决条件(g)(全部或部分放弃)。

(4) 双方同意在完成收购之前进行真诚讨论，以便目标公司与本公司签订技术援助协议并于交易完成时生效。

2. 《股东协议》的主要内容：

(1) 协议签署方为本公司、富通银行、卢森堡富通银行及目标公司。

(2) 目标公司的业务为经营全球资产管理业务，并持有富通银行在全球范围的资产管理业务所相关的一切资产（包括吸收合并荷兰银行旗下资产管理公司的资产，但不包括某些非核心资产和剔除业务）以及本公司在香港的某些资产管理业务的资产。各方约定，自完成交易时起，各方拟将目标公司作为其在中国境外为客户创制全球资产管理业务产品的首选实体。

(3) 完成交易后，本公司将指定目标公司为服务本公司全球资产管理业务需要的优先服务供应商，目标公司应根据优惠条款提供所需服务。

(4) 完成交易之日，目标公司总股本为 2,000,001 股，本公司将持有目标公司 1,000,000 股股权，富通集团通过富通银行及卢森堡富通银行将持有目标公司 1,000,001 股股权。

(5) 目标公司董事会由两名执行董事、六名非执行董事和四名独立董事组成。执行董事由首席执行官及执行委员会中除首席执行官以外最资深的委员担任。富通银行提名所有的执行董事，本公司和富通银行各自提名三名非执行董事及两名独立董事。董事长由富通银行提名的董事出任。本公司将向目标公司的薪酬和升迁委员会、审计委员会分别提名一名成员，并派出一名代表以观察员身份列席亚洲管理委员会会议，以及向目标公司的亚洲办事处借调投资专业人员。

(6) 目标公司的中文名称将变更为"平安富通投资管理集团控股公司"，英文名称将变更为"Fortis-Ping An Investment Management Group Holdings Limited"。

3. 《赔偿保证契约》的主要内容：

(1) 协议签署方为本公司及富通银行。

(2) 富通银行保证就其在税务、退休金、诉讼、监管、交易完成前资产处置以及资产负债表等方面可能引起的某些责任，全额赔偿本公司的损失。

(3) 目标公司于2007年12月31日有（经提存拨备）约净2,300万欧元的CDO（债务抵押债券)和CLO(贷款抵押债券)风险敞口。富通银行已同意在该等资产出现减值时，给予本公司全额的损失赔偿保证。

4. 《富通商标和商号许可协议》的主要内容：

(1) 协议签署方为本公司、富通集团的两家上市公司 Fortis N.V.、Fortis SA/NV 及目标公司。

（2） 富通集团的两家上市公司 Fortis N.V.、Fortis SA/NV 作为许可方，同意授予目标公司作为被许可方一项全球性（但不包括中国境内）、免专利权费以及不可转让的许可，以许可其使用“Fortis”中英文商号和商标来推广、分销、销售和提供资产管理业务领域的服务以及使用“Fortis”、“富通”名称。

5．《平安商标和商号许可协议》

（1） 协议签署方为本公司、富通集团的两家上市公司 Fortis N.V.、Fortis SA/NV 及目标公司。

（2） 本公司作为许可方，同意授予目标公司作为被许可方一项全球性（但不包括中国境内）、免专利权费以及不可转让的许可（并具有分许可权），以许可其使用“平安”中英文商号和商标来推广、分销、销售和提供资产管理业务领域的服务以及使用“Ping An”、“中国平安”、“平安”名称。

（3） 富通集团的两家上市公司 Fortis N.V.、Fortis SA/NV 同意在资产管理业务范畴不使用和不允许他人使用荷兰银行的有关商标、商号。

6．《荷兰银行商标许可协议》

（1） 协议签署方为本公司、荷兰银行及目标公司。

（2） 荷兰银行作为许可方，同意授予目标公司作为被许可方一项全球性（但不包括中国境内）、免专利权费以及不可转让的许可（并具有分许可权），以许可其使用荷兰银行商标来推广、分销、销售和提供资产管理业务领域的服务。

五、本次交易对本公司的影响

本次交易有利于完善本公司的综合金融服务平台，有利于迅速提升本公司旗下的资产管理业务能力，加快国际化进程，并推进本公司第三大支柱资产管理核心业务的发展，令本公司能够获得良好的资产管理行业的历史业绩，增强在国内和全球市场上的投资业务实力，将新的 QDII 产品和服务带给公司的国内客户群。

六、备查文件目录

1、本公司第七届董事会第十八次会议决议

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 4 月 3 日

END